Exhibit 99.2

Financial Highlights

(thousands of dollars unless otherwise noted)	2005	2004	2003

Revenue	1,971,768	1,708,122	1,671,344
EBITDA(1)	267,345	229,920	184,897

Earnings from continuing health care operations before undernoted(1)	93,138	86,782	41,247
Valuation adjustment on interest rate caps, net of income tax	(1,366)	(6,396)	—
Gain (loss) from asset disposals and other items, net of income tax	6,565	7,560	905
Prior year tax benefit	—	38,968	—

Earnings from continuing health care operations	98,337	126,914	42,152
Share of equity accounted earnings	3,928	9,375	18,884

Earnings from continuing operations	102,265	136,289	61,036
Loss from discontinued operations, net of income taxes	(7,160)	(11,088)	(362)

Net earnings	95,105	125,201	60,674

Components of Diluted Earnings (Loss) per Share ($)
Continuing health care operations before undernoted and after preferred share dividends	1.33	1.23	0.58
Valuation adjustment on interest rate caps	(0.02)	(0.09)	—
Gain from asset disposals, impairment and other items	0.09	0.10	0.01
Prior year tax benefit	—	0.56	—

Earnings from continuing health care operations	1.40	1.80	0.59
Share of equity accounted earnings	0.06	0.14	0.27

Earnings from continuing operations	1.46	1.94	0.86
Loss from discontinued operations, net of income taxes	(0.10)	(0.16)	—

Net earnings	1.36	1.78	0.86

Cash provided by operations	136,177	223,962	100,679
Property and equipment capital expenditures	81,212	69,122	64,347
Acquisition expenditures	190,527	8,750	5,346
Total assets	1,698,094	1,426,331	1,593,417
Shareholders’ equity	497,306	456,987	356,433
Book value per share	7.04	6.36	4.90
Number of Subordinate Voting Shares and Multiple Voting Shares purchased for cancellation	1,505,900	463,800	1,540,700

(1)	Refer to discussion of non-GAAP measures on page 25.

Extendicare 2005 Annual Report	Financial Highlights

Corporate Profile
Extendicare Inc. (Extendicare), through its subsidiaries, is a major provider of long-term care and related services in North America. The Company operates 439 nursing and assisted living facilities in North America, with capacity for 34,495 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.
The Company operates in the United States through Extendicare Health Services, Inc. (EHSI) and in Canada through Extendicare (Canada) Inc. (ECI).
In the United States EHSI, through Assisted Living Concepts, Inc. (ALC), provides light care plus a variety of social and recreational activities in a home-like setting. EHSI’s medical specialty services such as subacute care and rehabilitative therapy services are provided through The Progressive Step Corporation (ProStep). Through Virtual Care Provider, Inc. (VCPI), Extendicare offers IT services to smaller long-term care providers, reducing their in-house technology costs. Home health care services in Canada are provided through ParaMed Home Health Care (ParaMed). The Company also offers management and consulting services and group purchasing of supplies to third parties.
The Company employs 37,600 people across 19 states and four provinces in North America.
Extendicare Facilities

			Assisted Living and
	Nursing Centres		Retirement Centres			Total
	Number of	Resident	Number of	Resident	Number of	Resident
at December 31, 2005	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Owned	130	12,915	155	6,506	285	19,421
Leased	9	1,019	56	2,167	65	3,186
Managed	7	813	5	155	12	968

Total	146	14,747	216	8,828	362	23,575

Canada
Owned	45	6,086	—	—	45	6,086
Leased	9	1,155	—	76	9	1,231
Managed	22	3,186	1	417	23	3,603

Total	76	10,427	1	493	77	10,920

Total	222	25,174	217	9,321	439	34,495

Extendicare 2005 Annual Report	1	Corporate Profile

2005 Message to Shareholders
2005 was a rewarding year for Extendicare Inc. We delivered a fourth consecutive year of profitable growth in 2005 and achieved a number of operational successes that enabled Extendicare to improve its financial results from recurring health care operations over 2004.
Record Financial Results
For the fiscal 2005 year, Extendicare’s recurring health care earnings per diluted share were $1.33 compared to $1.23 in 2004. During the year Extendicare’s revenue from continuing operations grew 15.4% over 2004 to reach $1.97 billion.We also maintained our focus on growing Medicare census, reaching 18.4% in 2005 compared to 16.9% in 2004. We will continue to maintain our focus on driving further increases to our Medicare patient census as they remain the highest margin and most desirable patients to care for in our U.S. operations. On the subject of margins, Extendicare Health Services, Inc. (EHSI) once again delivered industry leading EBITDA margins in 2005, reaching 14.6%.
Extendicare delivered growth in EBITDA of 16.3% over 2004. EBITDA for the year was $267.3 million, compared to $229.9 million in 2004. Earnings from continuing operations for the year were $102.3 million compared to $136.3 million in 2004. The 2004 results included significant one-time after-tax gains aggregating $40.1 million compared to $5.2 million in 2005. Excluding these items and the share of equity accounted earnings, Extendicare’s earnings from continuing health care operations were $93.1 million in 2005, compared to $86.8 million in 2004, representing growth of 7.3%.
As a result of its improved operations and strong balance sheet Extendicare initiated a common share dividend payment to shareholders in 2005. The Company also purchased 1.5 million common shares under its normal course issuer bids at an average price of $17.82 per share.
Strategic Initiatives
Over the past six years Extendicare has made a tremendous amount of operational progress and significantly improved its balance sheet.We engineered a strategic turnaround of our U.S. operations, constructed a number of new homes in both the United States and Canada and successfully acquired and integrated Assisted Living Concepts, Inc. (ALC) into our operations.
Despite the operational success Extendicare has achieved, the Company’s share price continued to lag behind its industry peer group. For this reason, Extendicare’s Board of Directors has appointed a special committee of independent directors to review and consider various structures and options that will help provide increased value to shareholders. A sale or reorganization of all or part of the Company are among the alternatives being considered. While there can be no assurance that a transaction will be concluded, we feel it is a prudent decision to pursue these initiatives at this time.

Extendicare 2005 Annual Report	2	Message to Shareholders

Extendicare Health Services, Inc.
Looking at our U.S. nursing home operations today, our management team is confident that the steps we have taken to prepare ourselves for the new funding formula implemented by the Centers for Medicare & Medicaid Services, or CMS, for Medicare in January 2006, will lead to our continued success. The performance EHSI has already exhibited in the month of January indicates that the cuts CMS made to Medicare funding may be less severe than originally anticipated.
Another key challenge the U.S. nursing home industry is facing is a continuing shortage of qualified therapists. In 2005 we responded by initiating a number of new programs to improve our management of therapist productivity. Most notably we have implemented a new benefits program which will help us to attract and retain therapists long term. Short term, the costs of this program were reflected in lower fourth quarter 2005 skilled nursing home operating results.
Assisted Living Concepts, Inc.
One of the more significant events of 2005 was our acquisition of ALC in January for approximately US$285 million in cash and debt. This acquisition has made an immediate impact on our Company, significantly strengthening our revenue mix by reducing our dependence on government funding as a primary source of revenue.
We acquired ALC at a price of US$56,000 per owned unit, which is substantially below other transactions since announced. Upon closing the transaction, we immediately set about improving the operational performance of ALC. In just the first 11 months, we have improved its EBITDA from US$28.1 million in 2004, prior to our acquisition, to a current annualized run rate of more than US$40 million, a remarkable 43% increase.
Looking ahead to 2006, ALC will continue to focus on a variety of methods to increase its quality mix and overall occupancy levels by targeting private-pay residents. ALC will also implement a new sales training program in March 2006, which we expect will help us to achieve this goal.
Extendicare (Canada) Inc.
Our Canadian operations continued their steady performance in 2005. Occupancy in Ontario, our largest market, has rebounded with all of our facilities except one operating at 97% occupancy or better. This performance continues to be ahead of many of our competitors and speaks very well to our marketing strength and overall reputation as a quality operator.
The Ontario government’s review of the home care “RFP Process” is nearing completion and we are anxious to assess how these changes may impact ParaMed’s home health care business. Current contracts coming up for renewal will continue to be extended until the process is complete. It is our expectation the province will once again open the bidding process for new business by the end of 2006.

Extendicare 2005 Annual Report	3	Message to Shareholders

Focused Management Team
Late in 2005 we made a strategic decision to realign our senior management team along our business lines. Accordingly, Phil Small was appointed President of our U.S. subsidiary, EHSI, and Laurie Bebo as President of ALC. In Canada, Paul Tuttle was appointed President of Extendicare (Canada) Inc. I am confident that a more dedicated focus by the senior management team will lead to better operational execution across our three business groups.
Corporate Governance
At Extendicare we know we have to earn the trust of investors through integrity and maintain that trust through transparency.We believe that commitment to the highest standards will foster our continued success. I can assure you that management and the Board of Directors are committed to meeting best practices in corporate governance and disclosure. As well, we have a steep commitment to actively ensure Extendicare fosters a culture of professional and corporate integrity throughout our Company.
Our Board monitors industry developments and evolving best practices, and reviews and amends its policies to reflect rising standards.We currently meet all required guidelines of both the Toronto Stock Exchange and the New York Stock Exchange and expect to remain compliant in the future.
Acknowledgements
I am pleased with the progress Extendicare exhibited in 2005 and am confident each of the business groups will improve upon their performance in 2006. I’d like to affirm to all of Extendicare’s stakeholders that whatever structural changes the Board may decide to implement in 2006, we will strive to carry them out in an expedient manner, with minimal impact on our employees and residents.
I’d also like to acknowledge the efforts of all our employees who perform such a valuable job in taking care of our residents and thank them for their dedication and commitment. Extendicare has always fostered an entrepreneurial spirit to drive profitable growth in our Company and we will continue to do so. We are confident our focused approach will continue to deliver strong value to our shareholders.
On behalf of the executive team, I extend my gratitude to our residents and their families for entrusting their care to us. As well, thank you to our Board of Directors and shareholders for your continued support and confidence.
Mel Rhinelander (signed)
President and Chief Executive Officer

Extendicare 2005 Annual Report	4	Message to Shareholders

Management’s Discussion and Analysis	6
Management’s Responsibility for Financial Statements	58
Auditors’ Report	59
Consolidated Financial Statements	60
Notes to Consolidated Financial Statements	64
Financial and Statistical Information	114
Board of Directors	115
Officers	116
Shareholder Information	ibc

Extendicare 2005 Annual Report

Management’s Discussion and Analysis
February 22, 2006
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s audited consolidated financial statements for the years ended 2005, 2004 and 2003 and the notes thereto, found in this Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated. Except as otherwise specified, references to years indicate the Company’s fiscal year ended December 31, 2005, or December 31 of the year referenced, and all comparisons are to prior years.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America through its subsidiaries, and employs 37,600 people in 19 states and four provinces in North America.
The Company’s holly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At December 31, 2005, Extendicare, through its subsidiaries, operated 439 facilities with capacity for 34,495 residents (December 31, 2004 – 263 facilities with capacity for 27,615 residents). The total number of facilities operated has increased since the end of 2004 by 176, of which 177 were acquired on January 31, 2005, with the purchase of Assisted Living Concepts, Inc. (ALC) representing 6,838 assisted living units in 14 states. The remaining net decrease of one facility was as a result of various activities. During 2005 the Company opened three new assisted living facilities (150 units); acquired two nursing homes, 126 beds in Pennsylvania and 127 beds in Kentucky; closed a nursing home in Indiana upon completion of the consolidation of two adjacent homes in the area; closed an assisted living facility (7 units); designated three nursing homes in Minnesota (343 beds) as held for sale, one of which was sold in 2005; and completed a management contract for a nursing home in Alberta.

Extendicare 2005 Annual Report	6	Management’s Discussion and Analysis

The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in Canada in Ontario. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for the regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for 2005 was 92.5% compared to 93.2% in 2004, and 92.8% in 2003.
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to the Company. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.
Extendicare has made remarkable progress over the past few years at the operational level. The Company achieved a fourth consecutive year of growth in earnings before income taxes, and continued to strengthen its operations and expand its long-term care business. Through the acquisition of ALC at the end of January 2005, the Company became the fifth largest assisted living provider in the United States.
However, the Company believes its current share price has not been reflective of its underlying operational performance and financial results. As a result, at their February 2006 meeting, the Board of Directors appointed a committee of independent directors to review and consider various structures and options that would provide value to its shareholders. A sale or reorganization of all or part of the Company are among the alternatives being explored. The Company has appointed Lehman Brothers Inc. to be its advisor. While the Company gives no assurance that a transaction will be concluded, its Board of Directors feels it prudent to pursue these initiatives at this time. It is the Company’s intention to accomplish any corporate initiatives in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure the continued success of its business operations.
The key business goals that have contributed to the Company’s success over the past few years have been to: provide quality, clinically-based services; strengthen both Medicare and total average daily census; increase market share of Canadian home health care operations; improve operating cash flow; actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities; expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding; diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services; increase operating efficiency; and manage resident care liability claim settlements. The Company will continue to focus on the key drivers of its success as it undertakes the Board’s directive to explore strategic alternatives.

Extendicare 2005 Annual Report	7	Management’s Discussion and Analysis

One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in average daily census (ADC), particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. All of these initiatives have driven the improved Medicare census results for 2004 and 2005.
The following table provides same-facility ADC for Medicare patients, and total residents served in EHSI’s nursing homes for the last eight quarters.

First Quarter			Second Quarter		Third Quarter		Fourth Quarter
	2005	2004	2005	2004	2005	2004	2005	2004

Medicare ADC	2,400	2,151	2,411	2,065	2,210	2,046	2,189	2,111
Total ADC	12,628	12,281	12,487	12,324	12,467	12,450	12,458	12,500

In the United States, EHSI’s total ADC for 2005, continued to exceed comparable figures of 2004, with the exception of the fourth quarter in which total ADC of 12,458 was below the 12,500 ADC earned in the 2004 fourth quarter. For the year, nursing home ADC on a same-facility basis was 12,510 in 2005 compared to 12,389 in 2004.
With regards to Medicare patients served on a same-facility basis, ADC during 2005 remained above the 2004 levels, and was 2,302 in 2005 compared to 2,093 in 2004. Medicare admissions usually begin to decline in the second quarter and are generally at their lowest in the summer months, as there tends to be fewer elective surgeries performed, which affects admissions of EHSI’s short-term stay patients. However, as was indicated in the Company’s previous interim reports, a decline in EHSI’s Medicare ADC occurred in the latter part of the 2005 second quarter, and thus the decline was not apparent when comparing the average for the second quarter to the 2005 first quarter. Though EHSI’s average Medicare ADC for the 2005 fourth quarter of 2,189 was below the 2005 third quarter level of 2,210, the Company has experienced an upward trend in the latter part of 2005 continuing into 2006.
For further details on the significant transactions occurring in 2005, refer to “Significant Developments in 2005 and 2004”, and for an analysis of the Company’s financial results, refer to the discussions under “Summary of Quarterly Results” and “Summary of Annual Results”.
Significant Developments in 2005 and 2004
Update of U.S. Legislative Actions Affecting Revenue
The majority of the Company’s operations are in the United States where 73.7% of its revenue for 2005 was earned. EHSI receives payment for its services and products from the federal program (Medicare) and state medical assistance programs (Medicaid), as well as from private payors. The private-pay classification includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.

Extendicare 2005 Annual Report	8	Management’s Discussion and Analysis

Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, the Company considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, the Company focuses on short-term stay programs and services for its nursing home operations.
The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments.

First Quarter			Second Quarter		Third Quarter		Fourth Quarter
2005		2004	2005	2004	2005	2004	2005	2004

Medicare	30.7%	32.2%	28.9%	31.3%	27.3%	30.3%	28.0%	31.8%
Private/other	24.8	21.2	27.7	21.1	27.8	20.8	27.6	19.6

Quality Mix	55.5	53.4	56.6	52.4	55.1	51.1	55.6	51.4
Medicaid	44.5	46.6	43.4	47.6	44.9	48.9	44.4	48.6

For 2005 Medicare revenue represented 28.6% of nursing and assisted living revenue compared to 31.3% in 2004, and 28.5% in 2003. Private/other sources of revenue represented 27.0% in 2005 compared to 20.6% in 2004 and 22.1% in 2003. Medicaid revenue declined to 44.4% of nursing and assisted living revenue in 2005 from 48.1% in 2004 and 49.4% in 2003. The increase in the proportion of private/other revenue in 2005 compared to 2004 is primarily due to the January 31, 2005 acquisition of ALC. For the 11 months ended December 31, 2005, ALC earned approximately 74% of its total revenue from private-pay residents, and the balance from Medicaid.
Medicare Funding
The Prospective Payment System, or PPS, was implemented to fund skilled nursing facilities certified under the Medicare program effective January 1, 1999. However, it was phased in over a four-year period ending January 1, 2002. As a result of the industry coming under financial pressure due to the implementation of PPS, U.S. Congress passed two acts to provide some relief to the industry, namely the Balanced Budget Refinement Act (BBRA) of 1999 and the Benefits Improvement and Protection Act (BIPA) of 2000. These laws contained additional funding provisions to assist providers as they adjusted to PPS for an interim period. The funding enhancements implemented by the BBRA and BIPA fell into two categories. The first category was “Legislative Add-ons”, which expired on September 30, 2002, and which included a 16.66% add-on to the nursing component of the Resource Utilization Groupings III (RUGs) rate and a 4% base adjustment. The second category, referred to as the “RUGs Refinements”, involved, after amendment, add-ons to 14 rehabilitation categories of 6.7% each, and continued until December 31, 2005.
Effective October 1, 2003, the Centers for Medicare & Medicaid Services, or CMS, increased Medicare rates by 6.26% reflecting: (1) a cumulative forecast correction (referred to as the “Administrative Fix”) to correct past years’ under-funded rate increases, which increased the federal base payment rates by 3.26%; and (2) the annual market basket increase of 3.0%. EHSI estimated that based on the Medicare case mix and census for the 12 months ended September 30, 2004, the impact of the 6.26% Medicare rate increase added approximately US$18.45 per patient day, or $26.2 million (US$14.4 million) of revenue.However, this revenue improvement was tempered by higher labour and other operating costs, to fulfill the commitment to CMS that in providing the Administrative Fix, providers would increase direct care and services for their residents by an equal amount.

Extendicare 2005 Annual Report	9	Management’s Discussion and Analysis

In October 2003 CMS published a notice to skilled nursing facilities that future cost reports will require confirmation that the Administrative Fix funding was spent on direct patient care and related expenses.
With respect to the RUGs Refinements, in July 2005, after a series of previous announcements, CMS announced the final regulation to terminate the funding enhancements effective December 31, 2005. In conjunction with this change, CMS announced the expansion, effective January 1, 2006, of the 44 RUGs classifications to 53, whereby the nine new RUGs classifications would reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, CMS also announced increases in the nursing and therapy components of the case mix index for all 53 RUGs rates effective January 1, 2006. CMS also announced a 3.1% market basket increase that took effect October 1, 2005, which increased EHSI’s average Medicare Part A rate by US$10.66 in the 2005 fourth quarter. Last fall, based upon a preliminary review, using the Medicare case mix and census for the first nine months of 2005, EHSI estimated a loss of revenue from the expiration of the RUGs Refinement enhancements of approximately US$20 per Medicare day. Based on further analysis and a preliminary review of the results for January 2006, the nine new categories have generated incremental revenue such that the decline in revenue is only approximately US$6 per Medicare day, or annual revenue of $6.1 million (US$5.3 million). These estimates are based upon a number of assumptions that may vary from the actual impact of the RUGs Refinement.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents will have their drug costs administered through a government contracted PDP provider, who will negotiate contracts with the institutional pharmacies, including Omnicare, which provides pharmacy services to the majority of EHSI’s nursing facilities. As of December 31, 2005, Omnicare had contracted with the majority of all PDPs, to which EHSI’s residents would subscribe. However, EHSI could be faced with incremental drug and administrative costs both in the conversion period to the Medicare Part D plan, and subsequently, as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
In December 2005 CMS announced its plan to reduce its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid, for cost reports effective October 1, 2006. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change would reduce Medicare revenue by $0.6 million (US$0.5 million). Therefore, EHSI will continue to be reimbursed for all remaining Part A co-insurance bad debts that amount to approximately $17.1 million (US$14.7 million) per year.However,CMS continues to consider a reduction of the reimbursement level for all Part A co-insurance bad debts for dually eligible residents. Also, while unlikely to receive congressional approval, the U.S. President’s proposed 2007 budget, released in February 2006, totally eliminates the level of reimbursement of Part A co-insurance bad debts for all residents.

Extendicare 2005 Annual Report	10	Management’s Discussion and Analysis

In December 2005 CMS confirmed, subject to the passage of government legislation, the implementation of a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 for occupational therapy, effective January 1, 2006. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. EHSI primarily provides therapy for residents covered by Medicare Part A. However, EHSI does provide approximately $27.0 million (US$23.2 million) in therapy services for residents covered by Medicare Part B. The impact of a payment cap cannot be reasonably estimated based on the information available at this time. However, management believes that such a cap would reduce the Company’s therapy revenue.
MedPAC, a government sponsored consulting body, which advises CMS on changes in Medicare policy and Medicare rates, has for a number of years recommended no or below inflationary increases for Medicare rates, based upon their review of the margins earned by nursing homes on Medicare residents. In December 2005 MedPAC recommended no increase for Medicare rates for October 1, 2006, and U.S. President Bush has reflected this recommendation in his proposed 2007 budget. President Bush’s 2007 budget proposes that the market basket indexing would be eliminated for federal fiscal 2007 and the increases for 2008 and 2009 would be reduced by four-tenths of a percent if inflation targets were exceeded. MedPAC’s recommendations do not consider that the majority of nursing homes earn revenue from Medicaid, and the general acknowledgement by CMS that Medicaid rates do not adequately compensate providers for the cost of services delivered. The Company believes that these reductions are likely to face an uphill battle in U.S. Congress and similar to other years, Medicare rates will increase with inflation. However, below inflationary increases could significantly impact the Company’s earnings. There can be no assurance that Medicare payments will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.
Medicaid Rates
EHSI receives new annual Medicaid rates effective July 1st in seven of the 11 states where it operates nursing facilities. Several states in which EHSI operates have received approval from CMS for plan amendments and waivers, which increase the level of federal funding for the states’ Medicaid programs, and provide nursing facilities with revenue rate increases to offset new or increased provider taxes.
Effective July 2004 the State of Kentucky received approval from CMS of a state plan amendment and waiver. The Kentucky plan amendment and waiver contributed approximately $3.0 million (US$2.3 million) in incremental earnings before income taxes for the six-month period ended December 31, 2004.
In July 2005 EHSI did not receive an increase in rates in Ohio and Wisconsin, and the estimated weighted average increase for the seven states was less than 1.5%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. As a result of these increases, which were below the rate of inflation, EHSI’s margins in 2005 were negatively impacted.
In January 2005 the States of Pennsylvania and Washington received approval from CMS for their submitted state plan amendments and waivers. The Washington plan had no impact on earnings. In March 2005 the State of Pennsylvania officially approved and committed to its state plan amendment and waiver. As a result, in the 2005 first quarter, EHSI recognized incremental revenue of $20.2 million (US$16.5 million) and provider tax expense of $16.4 million (US$13.3 million) relating to the period from July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid

Extendicare 2005 Annual Report	11	Management’s Discussion and Analysis

rates for the year commencing July 1, 2004, which resulted in a reduction of previously accrued revenue of $0.8 million (US$0.7 million) in the last half of 2005. As of December 31, 2005, this incremental revenue has been received except for $4.8 million (US$4.1 million), which is included in accounts receivable, and the provider taxes have been paid except for $5.0 million (US$4.3 million), which is included in accrued liabilities.
In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver, which increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result in 2005, EHSI recognized incremental revenue of $15.5 million (US$12.8 million), and additional provider tax expense of $7.6 million (US$6.3 million), pertaining to the period July 1, 2003 to December 31, 2004. In terms of how this impacted the quarters of 2005, in the 2005 second quarter this provided EHSI with 21 months ( July 1, 2003 to March 31, 2005) of additional revenue of $16.3 million (US$13.1 million), and additional provider tax expense of $9.4 million (US$7.5 million). In the third quarter of 2005, the final revenue rates were released by the State, and as a result incremental revenue pertaining to the state plan amendment of $2.8 million (US$2.3 million) was recorded pertaining to the period July 1, 2003 to June 30, 2005.
Effective January 1, 2006, the State of Indiana has implemented a Medicaid rate reduction that amounts to $2.4 million (US$2.1 million) per annum, and will apply to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
Effective January 1, 2006, the State of Minnesota is implementing the Minnesota Senior Health Options Program (MSHO), which is the first and largest state-sponsored program that integrates the Medicaid and Medicare programs into a market-based managed care delivery system. In this program the State of Minnesota has contracted out to health care providers the management and coordination of the care and payment for services of both Medicare and Medicaid eligible residents. Residents will become registered with a designated MSHO organization that has been given the mandate to oversee clinical services, based upon levels of care and improved clinical outcomes, to reduce the duplication of services and reduce costs for the state. MSHO has the potential of reducing occupancy levels as residents are directed to home and community-based programs, increasing the number of short-term stay residents, but also shortening the length of their stay, delaying the receipt of billed claims, and reducing Medicaid and Medicare rates.
For 2006 both the States of Pennsylvania and Ohio have announced that a new reimbursement system will be implemented effective July 1, 2006.
The proposed U.S. 2006 federal budget included reforms of the Medicaid program to cut a total of US$60.0 billion in projected Medicaid expenditure growth over 10 years. U.S. Congress scaled back the proposed reductions in the final version of the budget. The final enactment is a compromise establishing a Medicaid Commission authorized to make specific policy recommendations, while agreeing to defer Medicaid cuts during fiscal year 2006, and providing reconciliation instructions to Congress to make US$10.0 billion in Medicaid reductions during fiscal years 2007 to 2011. The budget included provisions to extend the look-back period on asset transfers for Medicaid eligibility to five years with the penalty phase to start at the later of the date of determination or nursing home admission. The Company is unable to predict the potential impact of this change on its revenue and earnings.

Extendicare 2005 Annual Report	12	Management’s Discussion and Analysis

U.S. President Bush’s budget for federal years 2007 through 2009 would impose several cuts to the Medicaid programs and expand state waiver flexibility in program management. The budget initiatives include a phase-down reduction of funding for provider taxes to a limit of 3% from the current 6% of provider revenue, and limit intergovernmental fund transfers to the cost of furnishing services. These changes could significantly impact the amount of state funding for federal matching funds, which if not replaced by state revenue will force reductions in Medicaid rates.There are provisions to expand and liberalize flexibility to states in managing the Medicaid program to expand home and community-based services. Other initiatives in the budget that could impact long-term care providers include, the continued push to privatization of health care by the transition to Medicare Advantage plans (Medicare Managed Care), the establishment of pay-for-performance standards for health care providers who participate in Medicare, and expansion of the concept that money follows with the patient. The budget is subject to further review and approval by Congress. However, such changes could impair the Company’s revenue and earnings.
Update of Canadian Legislative Actions Affecting Revenue
In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Long-term Care Legislation
The Ontario government is in the process of preparing a new consolidated Long-Term Care Homes Act. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. The contents of the proposed legislation are not known at this time. Therefore, to the extent it may differ from current legislation, there can be no assurance as to the impact it may have on the long-term care industry.
Ontario Long-term Care Funding
In May 2004, as part of its 2004 Budget, the Ontario government announced plans to provide additional funding to improve Ontario’s long-term care facilities and home care program over the next four years. The 2004 Budget called for an additional investment in long-term care of $191.0 million in 2004 and 2005 to improve care and services for seniors in long-term care homes by hiring 2,000 new staff (600 of whom are to be nurses), additional training of front-line staff to provide more personal care, and the establishing of a new independent advocate for seniors in long-term care homes who will oversee inspections and compliance. Funding from this announcement was phased in on October 1, 2004 and April 1, 2005. Based on the number of owned and leased long-term care beds that ECI operates in Ontario, ECI estimates that the funding increases represented additional annual revenue of approximately $6.6 million beginning October 1, 2004, rising to $8.0 million on April 1, 2005.
In July 2005 the government announced a further funding commitment of $27.6 million to increase base funding for long-term care homes, retroactive to April 1, 2005, which the Company began recognizing in the 2005 third quarter. This further increase provides additional support to the goals of hiring 2,000 new staff and implementing new enhanced care requirements in Ontario. ECI estimates that based on the number of long-term care beds it operates in Ontario, this additional funding provides annual revenue of approximately $1.8 million, which is offset by additional direct costs of resident care.

Extendicare 2005 Annual Report	13	Management’s Discussion and Analysis

Most of the above additional funding is directed towards the flow-through envelopes, specifically the nursing and personal care envelope (nursing envelope) and the program and support services envelope (program envelope), in which funding is tied to resident care costs and would not increase earnings. Of the approximately $9.8 million annual funding increase to ECI, about $1.5 million is not directed to the flow-through envelopes, and is part of the accommodation envelope to assist in offsetting inflationary cost increases.
Ontario Property Tax Funding
In 2004 the Ontario government initially reduced the funding to long-term care providers for property taxes from 90% to 80%. This was subsequently increased on a retroactive basis to 85% in the first quarter of 2005. The issues surrounding this resulted from the influx of 20,000 new long-term care beds in Ontario, which put a strain on the government’s allocated pool of funds. The initial reduction in funding for 2004, from 90% to 80%, lowered ECI’s 2004 revenue by $0.8 million. In the 2005 first quarter, ECI received a $0.4 million retroactive adjustment as a result of the government’s year-end balancing of its available pool of funds. Property tax funding levels for 2005 remained at the 85% level. However, there can be no assurance that funding will not be reduced in the future. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Effective April 1, 2005, long-term care providers received annual inflationary increases. On July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
Ontario Home Care Funding
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients. It is unclear at this time how much of those funds will be used to: buy new services; offset current operating deficits of the CCACs; or pay for rate increases built into existing contracts. As such, it is not possible to predict to what extent Extendicare, through its ParaMed operations, will be impacted. However, there has been some evidence of increased home health care volumes in the province in the latter part of 2005.
ParaMed operates under the competitive RFP bidding process in Ontario, which was implemented in 1997 for all government-funded service volumes. Under this process, providers are required to re-bid their contracts every three years. In the fall of 2004, the Ontario Minister of Health commissioned an independent review by Elinor Caplan of Ontario’s CCACs managed competition process for procurement of home health care services (the “Caplan Report”). The Caplan Report was released in May 2005 and contained over 70 recommendations on the procurement process for home health care. There is continuing dialogue within

Extendicare 2005 Annual Report	14	Management’s Discussion and Analysis

the Ministry of Health and Long-Term Care about which of the recommendations will be implemented and to what extent. In the fall of 2004, the Ontario government froze the home health care contracts, allowing those due to expire to be extended pending the completion of the Caplan Report. RFPs are expected to resume late in 2006 under a new template.
Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements
On January 31, 2005, EHSI completed the acquisition of ALC for total purchase consideration of approximately US$285.0 million, including the assumption of ALC’s existing debt with a book value of approximately US$141.0 million, for a net cash cost of approximately US$144.0 million. The acquisition was completed immediately subsequent to, and pursuant to, the shareholder approval of the merger and acquisition agreement entered into between EHSI and ALC on November 4, 2004, which provided for the acquisition of all of the outstanding shares and stock options of ALC for US$18.50 per share. The acquisition was financed by drawing US$60.0 million on EHSI’s revolver loan, using approximately US$29.0 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. The acquisition was accounted for as a purchase transaction. For further details, refer to note 2 of the 2005 consolidated financial statements. ALC’s financial results for the 11 months ended December 31, 2005, are included in the consolidated results of the Company for 2005. During this period,ALC contributed revenue of $204.9 million (US$169.1 million) and earnings before interest, income taxes, depreciation and amortization (EBITDA) of $45.1 million (US$37.3 million).
In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased by ALC from LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. The 37 leases formerly had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10-year lease commenced on January 1, 2005, and there are three successive 10-year lease renewal terms at EHSI’s option. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 are US$9.4 million, US$9.8 million, US$10.2 million and US$10.7 million, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. The minimum rent during any renewal term will increase by a minimum of 2% annually. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of the scheduled rent increases on a straight-line basis over the lease term.
In March 2005 EHSI amended the lease agreements with Assisted Living Facilities, Inc. (ALF), an unrelated party, under which ALC leases five assisted living facilities of ALF located in the State of Oregon. Under the terms of the agreement, the termination date of the leases was changed to December 31, 2009, and ALC received an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of $15.7 million (US$12.8 million) was recorded, which represented the estimated market value of the properties as of March 31, 2005, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing to occur on or about December 31, 2009.

Extendicare 2005 Annual Report	15	Management’s Discussion and Analysis

Prior to completion of the acquisition of ALC, EHSI conducted a due diligence review to ascertain the risks associated with the acquisition. Though the Company believes these due diligence efforts identified and quantified those risks, by virtue of this acquisition EHSI assumed all current and former financial, legal, regulatory and environmental risks associated with ALC. The integration of ALC commenced in February 2005, and included changes in senior and middle management personnel at ALC. The Company relocated the head office of ALC, and by May 1, 2005, had moved all accounting and information systems, from Dallas,Texas to Milwaukee,Wisconsin.
Amended and Restated U.S. Credit Facility
On August 4, 2005, EHSI amended its US$155.0 million senior secured credit facility to among other things: increase the borrowing capacity to US$200.0 million, comprised of an US$86.0 million term loan (the “Term Loan”) and a US$114.0 million revolving credit facility (the “Credit Facility”), and to extend the maturity date by just over one year to July 31, 2010. In addition, EHSI has the ability, with willing lenders, to increase the Term Loan or the Credit Facility by up to US$15.0 million, for a total borrowing capacity of up to US$215.0 million. At the time of the amendment, EHSI had US$64.0 million drawn on its former credit facility. On August 4, 2005, EHSI borrowed US$86.0 million under the Term Loan and US$13.9 million under the Credit Facility to repay its former credit facility and to terminate and repay US$34.0 million of borrowings under ALC’s GE Capital Term Loan and GE Credit Facility. In December 2005, proceeds from this amendment were used to repay ALC’s US$21.1 million of Revenue Bonds.
Prior to this August 2005 amendment to the former credit facility, the ALC debt assumed in the acquisition was non-recourse to EHSI and the debt and earnings of ALC were excluded from existing financial covenants under EHSI’s former credit facility. In addition,ALC and its subsidiaries were excluded from the list of EHSI’s subsidiaries that are guarantors of EHSI’s 9.5% Senior Notes due 2010 (the “2010 Notes”) and 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”). Also,EHSI was restricted from borrowing under its former credit facility to support the ALC operations, and all cash flow from ALC was retained within its operations. However, under the terms of the Term Loan and Credit Facility, following the payment in full of ALC’s Revenue Bonds, and subject to certain limitations, EHSI will no longer be restricted from advancing funds to and from ALC, including funds from borrowings under its Term Loan and Credit Facility. Further details on this refinancing are disclosed in note 10 of the 2005 consolidated financial statements.
U.S. Issuance and Retirement of Long-term Debt
In April 2004 EHSI issued US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 at a price of 97.5001% of par to yield 7.23%, and amended and restated its former credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The net proceeds from the 2014 Notes were approximately US$117.4 million (net of a US$3.1 million discount and fees and expenses of US$4.5 million). The net proceeds were used, together with cash on hand and new borrowing capacity, to purchase for cash approximately US$104.9 million aggregate principal amount of EHSI’s outstanding US$200.0 million 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), validly tendered, and to redeem any 2007 Notes not tendered or cancelled prior to May 24, 2004. In addition, EHSI terminated its related interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million. For further information, refer to the discussion under the section “Liquidity and Capital Resources – Capital Structure – Long-term Debt”.

Extendicare 2005 Annual Report	16	Management’s Discussion and Analysis

Other Acquisitions and Construction
In June 2005 EHSI completed the acquisition of a 127-bed nursing home in Kentucky for cash of $10.3 million (US$8.2 million). In December 2005 EHSI completed the acquisition of a 126-bed nursing home in Pennsylvania for cash of $8.9 million (US$7.6 million).
EHSI is in the midst of a two-phase construction program. Phase I consists of seven projects to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Six of the projects have been completed and the remaining one is due to open in early 2006. Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units, and two projects were completed in 2005, representing facility additions for 18 nursing beds and 25 assisted living units. Phase II represents 13 projects for 282 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Six of these projects were completed in 2005, adding three new assisted living facilities (150 units), and increasing the capacity at four assisted living facilities by 71 units. In July and December 2005, EHSI acquired property in each of Washington and Ohio for future development for cash of US$0.9 million and US$0.1 million, respectively.
In Canada ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $25.0 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.
In February 2004 EHSI acquired a skilled nursing facility in Washington for cash of $1.9 million (US$1.4 million), which it had been operating previously under lease arrangements. On June 1, 2004, EHSI acquired four nursing facilities (321 beds) in Indiana for $6.9 million (US$5.0 million) in cash.
In March 2004 ECI opened the last of its 11 new Ontario nursing homes stemming from awards the Government of Ontario initiated in 1998. Four of the new facilities opened during 2001, two in 2002, and four in 2003. The 11 new nursing homes have capacity for 1,487 residents, of which 154 beds were transferred from existing ECI nursing homes, and 76 are assisted living units.
Financing for nine of the new nursing homes was obtained through a 25-year capital lease arrangement with BCP Long-Term Care Facilities Inc. (BCP) at an average borrowing rate of approximately 8.0%. As at December 31, 2005, the principal balance of the capital lease obligations was $133.7 million. ECI is operating the facilities for BCP during the 25-year capital lease arrangement, and will own them at the end of the lease term.
The Ontario government is funding a portion of the construction costs of the 11 new facilities over a 20-year period. As each facility opened, a receivable from the government was recorded with an offset to the cost of construction, and was discounted at a rate equivalent to the yield on a 20-year Ontario government bond. At December 31, 2005, the Company had a receivable balance of $53.5 million recorded for the 11 new nursing homes at discount rates ranging from 5.3% to 6.5%.

Extendicare 2005 Annual Report	17	Management’s Discussion and Analysis

Valuation Adjustment on Interest Rate Caps
The Company recorded a pre-tax charge in 2005 of $2.2 million (2004 – $10.4 million) related to the valuation of EHSI’s interest rate caps. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes, and therefore are required to be adjusted to market value each reporting period, with the change reported in earnings.
Loss (Gain) from Asset Disposals, Impairment and Other Items
The Company reported an overall pre-tax gain of $9.6 million related to a number of transactions during 2005, which are described below, in comparison to a pre-tax gain of $3.1 million in 2004.

(millions of dollars)	2005	2004

Loss (gain) on investment	(13.9)	5.0
Provision against U.S. advances	5.2	—
U.S. provision for impairment of long-lived assets	0.3	2.1
U.S. prepayment of notes receivable	—	1.7
Loss (gain) from dispositions
Completion of divestiture — settlement of Greystone	—	(6.6)
Sale of U.S. nursing and assisted living facilities	—	0.8
Sale of three Canadian nursing and retirement homes	—	(13.5)
U.S. issuance and retirement of long-term debt	—	6.9
Other	(1.2)	0.5

	(9.6)	(3.1)

Loss (Gain) on Investment
The Company recognized a pre-tax gain of $13.9 million in 2005 compared to a loss of $5.0 million in 2004 related to its investment in Omnicare, Inc. (Omnicare) shares and warrant.
During the 2004 third quarter, the Company wrote off its investment in an Omnicare warrant and recorded a charge of $5.0 million (US$4.0 million). EHSI received the warrant to acquire 1.5 million shares of Omnicare, which had an original attributed carrying value of US$4.0 million, pursuant to the sale of its pharmacy operations in 1998. The warrant had an exercise price of US$48.00 per share expiring on September 16, 2005. Management wrote off the investment in the 2004 third quarter because the likelihood of the warrant being in-the-money before it expired had significantly declined as a result of the decrease in Omnicare’s share price.
In 2005 the Company recognized a pre-tax gain of $13.9 million ($11.7 million in the third quarter and $2.2 million in the fourth quarter), related to the sale of Omnicare shares. During the 2005 third quarter, EHSI received 164,000 shares of Omnicare in exchange for the warrant, which was accounted for at the fair value of the shares received. As the Company’s carrying value of the warrant had been written off in 2004, this transaction resulted in a gain of $10.8 million. In addition, the Company sold 50,000 of the 125,000 shares of Omnicare it already held, resulting in a further $0.9 million gain in the 2005 third quarter. A further gain of $2.2 million was realized in the 2005 fourth quarter upon the sale of 139,000 Omnicare shares. At December 31, 2005, the Company held 100,000 shares of Omnicare with a carrying value of $6.5 million (US$5.6 million).

Extendicare 2005 Annual Report	18	Management’s Discussion and Analysis

Provision Against U.S. Advances
During the fourth quarter of 2005, the Company recognized a pre-tax charge of $5.2 million (US$4.5 million) to establish an allowance against advances provided to Senior Health Properties – Texas, Inc. (Senior Health – Texas). EHSI had advanced the funds to Senior Health – Texas in 2001 as part of the transfer of all of its Texas nursing home operations. Limited Medicaid rate increases in Texas have caused the cash flow of those operations to decline. Management will continue to evaluate the operations, the advances owing, along with the lease and sublease arrangements it has with Senior Health – Texas.
U.S. Provision for Impairment of Long-lived Assets
The Company reported a pre-tax provision for impairment of assets of $0.3 million in 2005 and $2.1 million in 2004.
The 2005 provision of $0.3 million was recorded to reduce the carrying value of a nursing facility to its expected fair market value in anticipation of its sale once the residents are transferred to a neighbouring facility.
In March 2004 EHSI concluded the evaluation of two Indiana nursing facilities that operated adjacent to one another, both of which required capital renovations. After the evaluation, management decided (subject to the State of Indiana’s approval) to consolidate the two operations into one renovated facility, which would accommodate all residents from both facilities after decreasing the total available nursing beds by 46. The consolidation of the two operations was completed in June 2005. As a result of the decision to close the one facility, EHSI recorded a provision for impairment of long-lived assets of $2.1 million.
U.S. Prepayment of Notes Receivable
During the second quarter of 2004, EHSI recorded a pre-tax charge of $1.7 million (US$1.3 million) related to the early settlement of long-term notes receivable from Tandem Health Care, Inc. (Tandem). These notes had a face value of US$17.0 million and were originally due in 2007. EHSI accepted a cash pre-payment of US$16.2 million, and after associated legal fees of US$0.5 million, recognized a loss of US$1.3 million.
Completion of Divestiture – Settlement of Greystone Transaction
In 2004 EHSI concluded the divestiture agreement with Greystone Tribeca Acquisition, L.L.C. (Greystone) for 15 Florida facilities previously owned and operated by EHSI, which Greystone had been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale because a significant portion of the final consideration was contingent upon certain events, and because EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in June 2004 EHSI received US$10.0 million as final payment of the contingent consideration, in addition to the US$30.0 million of cash consideration initially received in 2000. The finalization of this transaction resulted in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of $6.6 million (US$4.9 million).
Sale of U.S.Nursing and Assisted Living Facilities
In August 2004 EHSI disposed of its Arkansas operations, consisting of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus, resulting in a pre-tax loss of $0.8 million (US$0.6 million). Gross proceeds of $8.0 million (US$6.1 million) consisted of cash and a $1.2 million (US$0.9 million) five-year interest-bearing note. Up until the time that EHSI stopped operating these facilities, they had contributed $7.1 million (US$5.3 million) to revenue and $1.0 million (US$0.7 million) to EBITDA in 2004. For the year ended December 31, 2003, these facilities had contributed $10.4 million (US$7.4 million) to revenue and $0.8 million (US$0.6 million) to EBITDA.

Extendicare 2005 Annual Report	19	Management’s Discussion and Analysis

Sale of Three Canadian Nursing and Retirement Homes
The Company sold three nursing and retirement homes during 2004 in two separate transactions, resulting in a pre-tax gain of $13.5 million. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19.6 million, resulting in a pre-tax gain of $12.7 million. In September the Company sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5.5 million, resulting in a pre-tax gain of $0.8 million. These gains were substantially sheltered by capital loss carryforwards that had been fully offset with a valuation allowance. A portion of the proceeds were used to retire mortgages of $9.8 million associated with the homes. These homes had contributed $4.4 million to revenue, $0.7 million to EBITDA, and $0.2 million to net earnings, prior to their disposal in 2004. For the year ended December 31, 2003, these facilities had contributed $17.7 million to revenue, $2.6 million to EBITDA, and $1.1 million to net earnings.
U.S. Issuance and Retirement of Long-term Debt
During the second quarter of 2004, as a result of the tender and call of EHSI’s 2007 Notes, the Company booked a pre-tax loss of $6.9 million representing the net of the following amounts: payment of tender and call premiums of $7.8 million; write-off of deferred financing costs of $3.2 million; legal fees of $0.4 million; a gain on termination of the related swap and cap arrangements of $3.7 million; and a gain from unamortized bond discount and foreign exchange of $0.8 million.
Other
A number of other items occurred during 2005, which netted to a pre-tax gain of $1.2 million. In January 2005 EHSI sold for $2.3 million (US$1.9 million) in cash a former nursing home property in Maryland that had been closed since 1998. The pre-tax gain on the disposition was $0.5 million. In the 2005 first quarter, EHSI prepaid an Industrial Development Revenue Bond totalling $11.7 million (US$9.5 million) and a mortgage totalling $6.5 million (US$5.3 million), which resulted in a pre-tax charge of $0.3 million to write off deferred financing costs. During the 2005 second quarter, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) resulting in a pre-tax gain of $0.8 million. Additional miscellaneous assets were sold for proceeds of $0.2 million, resulting in a pre-tax gain of $0.2 million during the 2005 third quarter.
During 2004 other items of $0.5 million related to the write-off of $0.7 million of deferred financing costs, net of a gain on sale of miscellaneous assets.
Discontinued Operations
In the 2005 third quarter,management commenced plans to dispose of three underperforming nursing facilities in Minnesota and one leased facility in Wisconsin. In addition, during the third quarter, the Company disposed of six Florida leased nursing homes. As a result of these activities, the results of these operations were reclassified and reported as discontinued operations, and the $1.5 million net book value of the remaining assets were designated as held for sale. Below is a more detailed explanation of the discontinued operations, and further details of the components of the results of the discontinued operations are provided in note 4 of the 2005 consolidated financial statements.

Extendicare 2005 Annual Report	20	Management’s Discussion and Analysis

Sale of Florida Leased Properties
On August 31, 2005, EHSI sold for net proceeds of $11.2 million (US$9.4 million), six nursing properties, formerly leased to and operated by Senior Health Properties – South, Inc. (Senior Health – South), resulting in a pre-tax gain of $4.0 million (US$3.4 million). In conjunction with the sale EHSI collected in full, advances of $3.7 million (US$3.2 million) from Senior Health – South. This transaction represented the final step in the plan to divest of all assets held in the State of Florida.
Nursing Facilities in Minnesota
During the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision with the approval of the State of Minnesota, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul and to actively pursue the disposition of the properties on the market. As a result, the Company recorded an impairment charge of $2.4 million (US$2.1 million) based upon the fair value of the properties. As of December 31, 2005, EHSI had vacated all residents from two of the three nursing homes, and several parties have expressed interest in purchasing the properties.
Lakeside,Wisconsin
In December 2005, EHSI sold for net proceeds of $1.3 million (US$1.2 million) the Lakeside nursing facility, located in Chippewa Falls,Wisconsin, formerly leased to and operated by Lakeside Health L.L.C. (Lakeside Health), a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine). The sale resulted in a recovery of $1.0 million (US$0.8 million), which partly offset operating losses and an impairment charge recognized previously in the 2005 second quarter.
The following is a summary of the events leading up to the disposal of the Lakeside nursing home. In August 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement to Lakeside Health. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, relocate all residents and close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result of EHSI’s requirement to fund the operating losses of the Lakeside nursing home, EHSI reported a net loss from operations, after its transfer to Lakeside Health, of $2.2 million (US$1.8 million) for the five months ended December 31, 2004, and $7.2 million (US$6.0 million) for 2005. In the second quarter of 2005, EHSI recorded an asset impairment charge of $7.1 million (US$5.7 million) to reduce the carrying value of the Lakeside property to its estimated fair value at that time of $0.5 million (US$0.4 million). The Company had previously recorded an asset impairment provision of US$6.8 million on the Lakeside property in the fourth quarter of 2004, and had assumed improvement in operations at Lakeside Health that did not transpire.
Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At December 31, 2005, the Company’s carrying value of its investment was $73.8 million (December 31, 2004 – $68.5 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. During 2004 the Company received cash dividends of $82.4 million. There were no dividends received in 2005 or 2003.

Extendicare 2005 Annual Report	21	Management’s Discussion and Analysis

In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
Medicare and Medicaid Settlement Receivables
EHSI is subject to adjustments and provisions for recovery of revenue for outstanding Medicare and Medicaid receivables. Medicare settlement receivables primarily relate to reimbursable Part A co-insurance receivables and outstanding settlements from the cost-based reimbursement program prior to the implementation of PPS on January 1, 1999. Medicaid settlement receivables relate to programs with a retrospective reimbursement system. Differences between the final settlement and amounts previously recorded are reported as adjustments to revenue in the period of determination.
Differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, such issues are normally resolved during the audit process, without the need to record a provision. For items involving differences of opinion between the Company and a fiscal intermediary regarding cost report methods, such items can be settled through a formal appeal process. Should this occur, a contractual allowance for Medicare receivables may be provided, and the provider may file an appeal with the Provider Reimbursement Review Board of the CMS. Estimated differences between the final settlement and amounts recorded in previous years are reported as adjustments to revenue in the period.
In respect of Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.
As of December 31, 2005, the net book value of EHSI’s Medicare and Medicaid settlement receivables was $14.0 million (US$12.0 million) compared to $20.4 million (US$16.9 million) at December 31, 2004. It is expected that $7.4 million (US$6.4 million) will be substantially collected within one year and is included in accounts receivable as a current asset, compared to $8.1 million (US$6.7 million) at December 31, 2004. The remaining balance of $6.5 million (US$5.6 million) has been classified as a long-term receivable (December 31, 2004 – $12.3 million or US$10.2 million).
During 2005, the Company wrote off $2.7 million (US$2.2 million) as a reduction in revenue, pertaining to individual Medicare claims in dispute with a fiscal intermediary, relating to reimbursable Part A co-insurance for various years. In addition, during 2005 the Company recognized incremental revenue, net of expenses pertaining to the state plan amendments retroactive and applicable to 2003 and 2004 of $7.8 million (US$6.5 million) and $3.0 million (US$2.5 million) for Indiana and Pennsylvania, respectively.

Extendicare 2005 Annual Report	22	Management’s Discussion and Analysis

Other
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. Omnicare and EHSI continue to negotiate the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. Provisions for this claim are included in the Company’s consolidated financial statements. In addition, in 2002 Omnicare requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement. There has been no change in the status of the above issues since December 31, 2004.
Subsequent Events
EHSI has signed purchase agreements to acquire two nursing facilities (417 beds) in Pennsylvania for cash of US$24.0 million and to purchase an Ohio nursing facility (150 beds) that it currently leases, for cash of US$9.0 million. It is anticipated that the acquisitions will close in the first and second quarters of 2006, respectively.
At their February 2006 meeting, the Board of Directors appointed a committee of independent directors to review and consider various structures and options that would provide value to shareholders. A sale or reorganization of all or part of the Company are among the alternatives being explored. The Company has appointed an investment bank to be its advisor.While the Company gives no assurance that a transaction will be concluded, its Board of Directors feels it prudent to pursue these initiatives at this time.

Extendicare 2005 Annual Report	23	Management’s Discussion and Analysis

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless otherwise noted)		First Quarter	Second Quarter		Third Quarter		Fourth Quarter
2005		2004	2005	2004	2005	2004	2005	2004

Revenue	481,503	417,860	512,019	433,123	487,794	437,371	490,452	419,768
EBITDA(1)	60,352	50,714	79,803	58,869	67,550	64,309	59,640	56,028

Earnings from continuing health care operations before undernoted(1)	19,391	15,351	28,470	21,933	21,577	24,691	23,700	24,807
Valuation adjustment on interest rate caps, net of income tax	(968)	—	(708)	(3,661)	89	(1,592)	221	(1,143)
Gain (loss) from asset disposals, impairment and other items, net of income tax	127	10,722	475	(269)	7,474	(3,141)	(1,511)	248
Prior year tax benefit	—	—	—	—	—	—	—	38,968
Share of equity accounted earnings	606	2,452	1,683	584	764	1,083	875	5,256

Earnings from continuing operations	19,156	28,525	29,920	18,587	29,904	21,041	23,285	68,136
Loss from discontinued operations, net of income taxes	(993)	(186)	(4,677)	(245)	(928)	(1,429)	(562)	(9,228)

Net earnings	18,163	28,339	25,243	18,342	28,976	19,612	22,723	58,908

Components of Diluted Earnings (Loss) per Share ($)(2)
Continuing health care operations before undernoted	0.27	0.21	0.41	0.32	0.31	0.35	0.34	0.35
Valuation adjustment on interest rate caps	(0.01)	—	(0.01)	(0.05)	—	(0.03)	—	(0.01)
Gain (loss) from asset disposals, impairment and other items	—	0.16	0.01	(0.01)	0.10	(0.04)	(0.02)	(0.01)
Prior year tax benefit	—	—	—	—	—	—	—	0.56
Share of equity accounted earnings	0.01	0.03	0.02	0.01	0.01	0.02	0.02	0.08

	0.27	0.40	0.43	0.27	0.42	0.30	0.34	0.97
Loss from discontinued operations, net of income taxes	(0.01)	—	(0.07)	(0.01)	(0.01)	(0.02)	(0.01)	(0.13)

Net earnings	0.26	0.40	0.36	0.26	0.41	0.28	0.33	0.84

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per common share prior to the Subordinate Voting Share preferential dividend.

Extendicare 2005 Annual Report	24	Management’s Discussion and Analysis

Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation and amortization. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from asset disposals, impairment and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for ceased operations, and the write-off of unamortized financing costs on early retirement of debt.The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately and excludes them from EBITDA, because such items are transitional in nature and would otherwise distort historical trends.The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, or as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and to make financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
The Company has also reported separately a “prior year tax benefit” in the fourth quarter of 2004, as this related to the tax benefit on a loss that occurred in 1999 and does not relate to income earned in the current period. In addition, the Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly,EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Extendicare 2005 Annual Report	25	Management’s Discussion and Analysis

The following is a reconciliation of earnings from continuing health care operations before income taxes and EBITDA for each of the eight most recently completed quarters.

(millions of dollars)	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2005	2004	2005	2004	2005	2004	2005	2004

Earnings from continuing health care operations before income taxes	30.4	34.4	45.4	27.4	46.2	31.5	26.0	34.7
Add (deduct)
Depreciation and amortization	14.7	13.5	18.0	14.1	17.5	13.5	16.7	13.3
Interest, net	13.9	12.9	16.0	9.7	15.9	11.3	13.9	6.3
Valuation adjustment on interest rate caps	1.6	—	1.2	5.9	(0.2)	2.6	(0.3)	1.9
Loss (gain) from asset disposals, impairment and other items	(0.2)	(10.1)	(0.8)	1.8	(11.9)	5.4	3.3	(0.2)

EBITDA	60.4	50.7	79.8	58.9	67.5	64.3	59.6	56.0

Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 73.7% of total revenue in 2005. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in 2005 in comparison to 2004. In addition, this impacted the quarterly trend of earnings for the prior quarters.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for 2005 and 2004, and its effect on the 2005 results.

	2005	2004

Average US/Canadian dollar exchange rate	1.2116	1.3015

(millions of dollars)	2005 vs 2004

Revenue	(107.8)
EBITDA	(16.3)
Net earnings	(3.2)

Fourth Quarter Results
Extendicare’s earnings from continuing operations for the 2005 fourth quarter were $23.3 million ($0.34 per diluted Subordinate Voting Share) compared to $68.1 million ($0.97 per diluted Subordinate Voting Share) in 2004. The 2004 fourth quarter included one-time significant after-tax gains of $38.1 million ($0.54 per diluted share) compared to an after-tax loss of $1.3 million ($0.02 loss per diluted share) in the 2005 fourth quarter. The Company’s share of equity accounted earnings was $0.9 million compared to $5.3 million in the 2004 fourth quarter, with the decline primarily due to lower investment income earned by Crown Life. Excluding these items, earnings from continuing health care operations were $23.7 million ($0.34 per diluted share) compared to $24.8 million ($0.35 per diluted share), representing a decline of $1.1 million.The U.S. operations declined $3.9 million and an improvement of $2.8 million was realized from the Canadian operations, because of a favourable tax adjustment.

Extendicare 2005 Annual Report	26	Management’s Discussion and Analysis

Extendicare’s revenue from continuing operations increased $70.7 million, or 16.8%, to $490.5 million in the 2005 fourth quarter compared to $419.8 million in the 2004 fourth quarter. Excluding the net impact of new and disposed facilities, revenue on a same-facility basis grew $11.0 million, or 2.6%, to $426.1 million from $415.1 million. Prior to a negative $12.6 million impact from a stronger Canadian dollar, same-facility revenue grew $23.6 million, or 5.7%, and was impacted by a number of items which are discussed below.
U.S. operations revenue on a same-facility basis grew by $15.3 million (US$12.5 million, or 5.3%, in its functional currency) and benefited from a 6.2% increase in average nursing home rates and a 3.7% increase in Medicare patients served, partially offset by a lower number of private-pay residents.
Revenue from Canadian operations on a same-facility basis grew $8.3 million, or 6.6%, over the 2004 fourth quarter. The majority of this improvement related to nursing home funding increases, most of which was flow-through funding to enhance resident care.
Extendicare’s EBITDA increased 6.4% to $59.6 million in the 2005 fourth quarter from $56.0 million in the 2004 fourth quarter, and as a percent of revenue was 12.2% compared to 13.3% in the 2004 fourth quarter. EBITDA on a same-facility basis, declined by $10.0 million to $46.0 million compared to $56.0 million in the 2004 fourth quarter, and as a percent of revenue was 10.8% compared to 13.5%.
EBITDA from U.S. operations on a same-facility basis declined by $6.6 million (US$5.4 million in its functional currency). The improvement in revenue of $15.3 million (US$12.5 million) was offset by $21.9 million (US$17.9 million) of higher operating, administrative and lease costs, excluding the impact of changes due to foreign currency translation. The 2005 fourth quarter results included certain items that essentially offset each other. In particular, results were negatively impacted by approximately US$4.0 million of additional accruals for workers’ compensation costs and bad debt provisions, partially offset by a US$3.5 million release of resident care liabilities.Other cost increases related to: labour costs of US$6.9 million; state provider taxes of US$3.7 million; drug costs of US$1.5 million; food and supply costs of US$0.9 million; increased utility costs of US$0.9 million; and other costs of US$3.5 million.
EBITDA from Canadian operations on a same-facility basis was lower by $1.8 million, at $11.9 million in the 2005 fourth quarter compared to $13.7 million in the 2004 fourth quarter. This was due to a number of items. The home health care operations experienced a $0.6 million decline. Utility costs were higher by $0.3 million. An unfavourable variance of $0.3 million was realized between quarters due to the timing of spending under the Ontario flow-through envelopes in comparison to the 2004 fourth quarter.The remaining $0.6 million was due to costs of resident care in excess of funding increases, primarily related to labour, supplies and repairs and maintenance.

Extendicare 2005 Annual Report	27	Management’s Discussion and Analysis

Summary of Annual Results
The following is a summary of selected financial information. A discussion of the comparison between years is provided under the headings: “Fiscal Year 2005 Compared with 2004”, “Fiscal Year 2004 Compared with 2003”, and “Liquidity and Capital Resources”.

(thousands of dollars unless otherwise noted) Years ended December 31	2005	2004	2003

Income Statement Data
Revenue	1,971,768	1,708,122	1,671,344

EBITDA	267,345	229,920	184,897
Depreciation and amortization	66,886	54,490	61,105
Interest, net	59,725	40,171	57,923
Valuation adjustment on interest rate caps	2,248	10,379	—
Loss (gain) from asset disposals, impairment and other items	(9,582)	(3,105)	(905)

Earnings from continuing health care operations before income taxes	148,068	127,985	66,774
Income taxes	49,731	1,071	24,622

Earnings from continuing health care operations	98,337	126,914	42,152
Share of equity accounted earnings	3,928	9,375	18,884

Earnings from continuing operations	102,265	136,289	61,036
Loss from discontinued operations, net of income taxes	(7,160)	(11,088)	(362)

Net earnings	95,105	125,201	60,674

Earnings per Subordinate Voting Share ($)
Basic
Earnings from continuing operations	1.50	1.97	0.88
Net earnings	1.39	1.81	0.87

Diluted
Earnings from continuing operations	1.48	1.94	0.87
Net earnings	1.37	1.78	0.86

Earnings per Multiple Voting Share ($)
Basic
Earnings from continuing operations	1.40	1.97	0.88
Net earnings	1.29	1.81	0.87

Diluted
Earnings from continuing operations	1.38	1.94	0.87
Net earnings	1.27	1.78	0.86

Average US/Canadian dollar exchange rate	1.2116	1.3015	1.4015

Balance Sheet Data (at period end)
Health care assets	1,625,649	1,357,800	1,451,638
Equity accounted investments	72,445	68,531	141,779

Total assets	1,698,094	1,426,331	1,593,417

Long-term debt	775,243	613,651	750,094

US/Canadian dollar exchange rate	1.1630	1.2020	1.2965

Cash Dividends Declared per Share ($)
Multiple Voting	0.1000	—	—
Subordinate Voting	0.2000	—	—
Class I, Series 2	0.7802	0.7109	0.8320
Class I, Series 3	0.9900	0.9900	0.9900
Class I, Series 4	0.7913	0.7208	0.8438
Class II, Series 1	0.8720	0.8080	0.9360

Note:	Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2005.

Extendicare 2005 Annual Report	28	Management’s Discussion and Analysis

The following is a reconciliation of earnings from continuing health care operations before income taxes and EBITDA.

(millions of dollars)	2005	2004		2003

Earnings from continuing health care operations before income taxes	148.1	128.0		66.8
Add (deduct):
Depreciation and amortization	66.9	54.5		61.1
Interest, net	59.7	40.2		57.9
Valuation adjustment on interest rate caps	2.2	10.4		—
Loss (gain) from asset disposals, impairment and other items	(9.6)	(3.1)		(0.9)

EBITDA	267.3	229.9	(1)	184.9

(1) Does not add due to rounding.
Fiscal Year 2005 Compared with 2004
Extendicare’s earnings from continuing operations for 2005 were $102.3 million ($1.48 per diluted Subordinate Voting Share) compared to $136.3 million ($1.94 per diluted Subordinate Voting Share) in 2004. The 2004 results included significant one-time after-tax gains aggregating $40.1 million ($0.57 per diluted share) compared to $5.2 million ($0.07 per diluted share) in 2005.The Company’s share of equity accounted earnings was $3.9 million compared to $9.4 million in 2004, with the decline primarily due to lower investment income earned by Crown Life. Excluding these items, earnings from continuing health care operations were $93.1 million ($1.33 per diluted share) compared to $86.8 million ($1.23 per diluted share), representing an improvement of $6.3 million. The contribution from the U.S. operations was $2.2 million, and $4.1 million was realized from the Canadian operations. However, the Canadian operations included a favourable tax adjustment of $2.8 million.
Discontinued Operations
The loss from discontinued operations was $7.2 million in 2005 compared to a loss of $11.1 million in 2004. The 2005 results included a pre-tax impairment charge of $9.5 million and a pre-tax gain of $5.0 million on the sale of assets, compared to a pre-tax impairment charge of $8.3 million in 2004. Further details of the components of the results of the discontinued operations are provided in note 4 of the 2005 consolidated financial statements.

Extendicare 2005 Annual Report	29	Management’s Discussion and Analysis

(millions of dollars unless otherwise noted)	2005		2004	Change

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	65.4		78.2	(12.8)
Translation to Canadian dollars	13.8		20.8

U.S. operations (C$)	79.2		99.0	(19.8)
Canadian operations	19.1		27.9	(8.8)

	98.3		126.9	(28.6)
Share of equity accounted earnings	3.9		9.4	(5.5)

Earnings from continuing operations	102.3	(1)	136.3	(34.0	)(1)
Loss from discontinued operations,net of income taxes	(7.2)		(11.1)	3.9

Net earnings	95.1		125.2	(30.1)

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	1.48		1.94
Net earnings	1.37		1.78

Average US/Canadian dollar exchange rate	1.2116		1.3015

(1) Does not add due to rounding.
The average exchange rates used to translate the results of the U.S.operations to Canadian dollars were: 1.2116 for 2005 and 1.3015 for 2004. Net earnings for 2005 were negatively impacted by $3.2 million as a result of applying the lower 2005 average foreign exchange rate versus the 2004 rate on translation of the U.S. operations.
Revenue
Revenue from continuing operations increased $263.6 million, or 15.4%, to $1,971.8 million in 2005 compared to $1,708.1 million in 2004. ALC contributed revenue of $204.9 million (US$169.1 million) to the improvement. Excluding ALC and the net impact of other new and disposed facilities, revenue on a same-facility basis grew $52.6 million, or 3.1%, to $1,737.0 million from $1,684.4 million in 2004. Prior to a negative $90.8 million impact from a stronger Canadian dollar, same-facility revenue grew $143.4 million, or 8.5%, and was impacted by a number of items that are discussed below.

(millions of dollars unless otherwise noted)	2005	2004	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	1,199.1	926.8	272.3	29.4
Translation to Canadian dollars	253.7	279.4

U.S. operations (C$)	1,452.8	1,206.2	246.6	20.4
Canadian operations	519.0	501.9	17.1	3.4

	1,971.8	1,708.1	263.7	15.4

Extendicare 2005 Annual Report	30	Management’s Discussion and Analysis

Revenue — U.S. Operations
Revenue from U.S. operations grew 29.4% in its functional currency to US$1,199.1 million in 2005 compared to 2004. Excluding a net improvement of US$177.3 million from new and disposed operations, revenue on a same-facility basis grew US$95.0 million, or 10.4%, to US$1,010.5 million from US$915.5 million. Favourable settlement adjustments of US$26.9 million were realized in 2005 compared to US$3.7 million in 2004. Excluding these settlement adjustments, revenue grew by US$71.8 million, or 7.9%, and benefited from a 7.1% increase in average nursing home rates and a 10.0% increase in Medicare patients served.
The following table provides further details of the US$95.0 million improvement in revenue from same-facility U.S. operations.

(US$ millions)

49.9	—	increase in average nursing home rates (Medicaid $27.5 million, Medicare $17.2 million, and private/other $5.2 million);

23.2	—	favourable prior year revenue adjustments ($26.9 million in 2005 compared to $3.7 million in 2004);

18.7	—	increase (decrease) in nursing home resident census (Medicare $25.0 million, Medicaid $2.1 million, and private/other $(8.4) million);

1.9	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;

1.8	—	increase in assisted living revenue, primarily due to higher rates;

(2.3)	—	decrease due to one less day in 2005 compared to 2004; and

1.8	—	increase in other revenue.

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S.Nursing Home Operating Statistics	2005	2004	Change (%)

Average daily census (same-facility basis)
Medicare	2,302	2,093	10.0
Private/other	1,951	2,081	(6.2)
Medicaid	8,257	8,215	0.5

Total	12,510	12,389	1.0

Medicare as a percent of total census (same-facility basis)	18.4	16.9
Medicaid as a percent of total census (same-facility basis)	66.0	66.3

Average percentage occupancy (same-facility basis)	93.0	92.1

Average revenue rate by payor source (US$)(1)
Medicare Part A and B	378.96	358.54	5.7
Private/other	197.61	190.22	3.9
Medicaid	148.35	138.93	6.8
Medicare Part A	347.14	326.82	6.2

(1) Excludes prior period settlement adjustments.

Extendicare 2005 Annual Report	31	Management’s Discussion and Analysis

EHSI’s average daily Medicare Part A rate increased 6.2% to US$347.14 in 2005 compared to 2004. CMS implemented inflationary rate increases of 2.8% on October 1, 2004, and 3.1% on October 1, 2005. The remaining improvement in the Company’s average daily Medicare Part A rate was due to the change in mix of acuity care levels of Medicare patients served.
EHSI’s average daily Medicare Part A rate, on a same-facility basis, was US$363.33 in the 2005 fourth quarter. The Company’s performance for the month of January 2006 provides an early indication that management’s fourth quarter initiatives to position itself for the January 1,2006, change in RUGs categories are working. Though it only represents one month under the new RUGs categories, EHSI’s average daily Medicare rate for January 2006 was approximately US$357, representing a decline of only US$6 from the 2005 fourth quarter. As a result, the Company has been able to offset a significant portion of the previously estimated US$20 per patient day Medicare rate decrease that took effect beginning in 2006. For further details, refer to “Significant Developments in 2005 and 2004 — Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, the Company benefited from a 6.8% average rise in Medicaid rates from 2004, which resulted in higher revenue of US$27.5 million between years. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and for improvements in case mix indices, reflecting the higher acuity levels of the resident mix. Provider taxes in 2005, excluding prior period settlement adjustments of US$19.6 million, increased by US$15.9 million from 2004. Net of these increases in provider taxes, the average increase in Medicaid rates was 3.0%. This 3.0% increase in net Medicaid rates was reflective of improvements in case mix indices and of rate increases implemented by the states, which are below inflation, at an estimated rate of less than 1.5%.
Revenue — Canadian Operations
Revenue from Canadian operations grew $17.1 million, or 3.4%, in 2005 compared to 2004. The comparability between periods was impacted by the loss of revenue from nursing and retirement homes sold in 2004 of $4.4 million, partially offset by the added revenue from the opening of new facilities of $1.7 million, for a net decline in revenue of $2.7 million. Revenue from Canadian operations on a same-facility basis grew $19.8 million, or 4.0%. This was primarily due to increases in nursing home funding, most of which was flow-through funding to enhance resident care, and increased revenue from management and consulting services. Revenue from home health care operations increased by $0.2 million due to a 1.6% average increase in rates, partially offset by a 1.1% decline in hours of service, and one less day between years.

Extendicare 2005 Annual Report	32	Management’s Discussion and Analysis

EBITDA
EBITDA increased 16.3% to $267.3 million in 2005 from $229.9 million in 2004, and as a percent of revenue increased to 13.6% from 13.5%. ALC contributed $45.1 million (US$37.3 million) to EBITDA in 2005. Excluding the net improvement between periods of $48.6 million attributable to new and disposed facilities, EBITDA from same-facility operations declined by $11.2 million to $216.6 million in 2005 from $227.8 million in 2004, and as a percent of revenue was 12.5% compared to 13.5%, respectively. Prior to a $12.6 million negative impact from the stronger Canadian dollar, EBITDA improved by $1.4 million.

		% of		% of
(millions of dollars unless otherwise noted)	2005	Revenue	2004	Revenue	Change	Change (%)

EBITDA
U.S. operations in its functional currency (US$)	181.4	15.1	140.0	15.1	41.4	29.6
Translation to Canadian dollars	38.4		42.2

U.S. operations (C$)	219.8	15.1	182.2	15.1	37.6	20.6
Canadian operations	47.5	9.2	47.7	9.5	(0.2)	(0.4)

	267.3	13.6	229.9	13.5	37.4	16.3

Average US/Canadian dollar exchange rate	1.2116		1.3015

EBITDA — U.S. Operations
U.S. EBITDA grew 29.6% in its functional currency to US$181.4 million in 2005, and as a percent of revenue was 15.1% for both years. Excluding the net improvement between periods of US$40.4 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$1.0 million to US$140.3 million in 2005 from US$139.3 million in 2004. Revenue improvements of US$95.0 million discussed above were partially offset by an increase in total operating, administrative and lease costs of US$94.0 million, as detailed in the table below.

(US$ millions)

36.9	—	rise in labour-related costs of 6.7%, which included an average wage rate increase of 3.9% in nursing home operations;

35.5	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes, of which $19.6 million was for prior period settlement adjustments;

6.9	—	rise in drug costs due to higher resident census, resident acuity and drug prices;

4.5	—	higher costs for professional fees, fines and penalties;

4.4	—	increase in costs for medical equipment leases, food and supplies;

3.5	—	increase in costs for repairs and maintenance, utilities and telephone;

2.8	—	increase in provisions for bad debts;

(4.5)	—	release of resident care liabilities; and

4.0	—	rise in other costs.

For the U.S. operations, labour costs in 2005 and 2004 represented 69.1% and 71.9% of combined operating and administrative costs and represented 57.3% and 60.2% of revenue, respectively.

Extendicare 2005 Annual Report	33	Management’s Discussion and Analysis

EBITDA — Canadian Operations
EBITDA from Canadian operations declined $0.2 million to $47.5 million in 2005 from $47.7 million in 2004. Excluding the net impact of new facilities and the sale of nursing and retirement homes, EBITDA was relatively unchanged at $46.6 million in 2005 compared to $46.4 million in 2004. The $19.8 million improvement in revenue from same-facility operations was partially offset by higher operating, administrative and lease costs of $19.6 million. Labour costs rose $14.4 million, or 4.0%, the majority of which was tied to nursing home funding enhancements. For the Canadian operations, labour costs represented 81.9% and 82.4% of combined operating and administrative costs in 2005 and 2004, respectively, and represented 73.9% of revenue in both years. Other cost increases included food and supplies of $1.2 million; repairs and maintenance of $1.2 million; property taxes of $1.2 million; utilities of $0.7 million, and other cost increases of $0.9 million.
Depreciation and Amortization
Depreciation and amortization costs were up by $12.4 million in 2005 from 2004. Excluding the impact of a favourable $3.2 million change due to the stronger Canadian dollar, these costs increased $15.6 million between years. The acquisition of ALC increased depreciation and amortization costs by $13.0 million, of which $2.4 million was for the amortization of resident relationships.
Interest
Net interest costs for 2005 were up $19.6 million from 2004. Excluding the impact of a favourable $1.8 million change due to the stronger Canadian dollar, these costs increased $21.4 million between years. Results included interest income related to tax refunds of $1.8 million in 2005 compared to $4.8 million in 2004. In addition, interest income was lower by approximately $4.2 million due to the collection of notes receivable in 2004. The remaining increase of $14.2 million was primarily due to the ALC acquisition.
Income Taxes
The Company reported a tax provision of $49.7 million in 2005 compared to $1.1 million in 2004. The Company’s effective tax rate was impacted by a number of items. The 2004 results included a tax benefit of $39.0 million related to a 1999 sale of a subsidiary. In addition, tax benefits of $2.8 million and $2.2 million were recorded in the fourth quarters of 2005 and 2004, respectively, related to other issues. The Company’s effective tax rate was also impacted by asset disposals, the gains of which were sheltered by capital losses. Excluding all of these items, the Company’s effective tax rate in 2005 was 35.8% compared to 37.5% in 2004. The decline in the effective tax rate in 2005 from 2004, was primarily due to the higher proportion of income earned by non-taxable entities in 2005.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $3.9 million in 2005 compared to $9.4 million in 2004. This decline is primarily due to the lower investment income earned by Crown Life as a result of dividends paid to its shareholders in 2004.

Extendicare 2005 Annual Report	34	Management’s Discussion and Analysis

Fiscal Year 2004 Compared with 2003
Extendicare’s earnings from continuing operations for 2004 were $136.3 million ($1.94 per diluted Subordinate Voting Share) compared to $61.0 million ($0.87 per diluted Subordinate Voting Share) in 2003. The Company’s share of equity accounted earnings was $9.4 million compared to $18.9 million in 2003. Crown Life recorded a reduction in provision for certain contingent liabilities, which increased the 2003 results by $9.4 million ($0.14 per diluted share).
Earnings from continuing health care operations were $126.9 million compared to $42.2 million, representing an $84.7 million increase, of which $70.6 million was from the U.S. operations and $14.1 million from the Canadian operations. The 2004 results of the U.S. operations included the benefit of a prior year tax recovery of $39.0 million and a net after-tax loss of $14.2 million on disposal and impairment of assets and other items, compared to none in 2003. Prior to these items, the U.S. operations improved $45.8 million over 2003, primarily due to: increased Medicare and Medicaid rates; management’s continued emphasis on growing revenue, particularly through increased Medicare patient census; and as a result of lower net interest costs due to the early retirement of debt and lower average interest rates. Results of the Canadian operations included a net after-tax gain of $15.3 million on disposal of assets in 2004 compared to $0.9 million in 2003. Prior to these items, the Canadian operations reflected a $0.3 million decline in net earnings. However, the disposal of nursing and retirement homes accounted for a $0.8 million drop in net earnings. Growth in the ongoing Canadian operations stemmed primarily from the new Ontario nursing homes and improved long-term care funding, which was partially offset by reduced property tax funding in Ontario, lower occupancy in Ontario nursing homes, and lower interest income earned on investments.

(millions of dollars except per share amounts )	2004	2003	Change

Earnings from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	78.2	20.3	57.9
Translation to Canadian dollars	20.8	8.1	12.7

U.S. operations (C$)	99.0	28.4	70.6
Canadian operations	27.9	13.8	14.1

	126.9	42.2	84.7
Share of equity accounted earnings	9.4	18.9	(9.5)

Earnings from continuing operations	136.3	61.1	75.2
Loss from discontinued operations, net of income taxes	(11.1)	(0.4)	(10.7)

Net earnings	125.2	60.7	64.5

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	1.94	0.87
Net earnings	1.78	0.86

Average US/Canadian dollar exchange rate	1.3015	1.4015

The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.3015 for 2004 and 1.4015 for 2003. The 2004 net earnings were negatively impacted by $9.4 million as a result of applying the lower 2004 average foreign exchange rate of 1.3015 versus the 2003 rate of 1.4015 on translation of the U.S.operations.

Extendicare 2005 Annual Report	35	Management’s Discussion and Analysis

Revenue
Revenue from continuing operations increased $36.8 million to $1,708.1 million in 2004 from $1,671.3 million in 2003. New facilities net of disposals, contributed revenue of $61.4 million in 2004 compared to $50.9 million in 2003. Excluding the net impact of new and disposed facilities, revenue on a same-facility basis grew $26.3 million to $1,646.7 million from $1,620.4 million in 2003. Prior to a negative $90.9 million impact from a stronger Canadian dollar, same-facility revenue grew $117.2 million, or 7.2%, and was impacted by a number of items that are discussed below.

(millions of dollars unless otherwise noted)	2004	2003	Change	Change (%)

Revenue
U.S. operations in its functional currency (US$)	926.8	840.1	86.7	10.3
Translation to Canadian dollars	279.4	337.3

U.S. operations (C$)	1,206.2	1,177.4	28.8	2.4
Canadian operations	501.9	493.9	8.0	1.6

	1,708.1	1,671.3	36.8	2.2

Average US/Canadian dollar exchange rate	1.3015	1.4015

Revenue — U.S.Operations
Revenue from U.S. operations grew 10.3% in its functional currency to US$926.8 million in 2004 from US$840.1 million in 2003. Excluding a net improvement of US$10.8 million from new and disposed operations, revenue on a same-facility basis grew US$75.9 million, or 9.1%, to US$908.7 million from US$832.8 million, and benefited from a 7.9% increase in average nursing home rates and a 9.0% increase in Medicare patients served.
The following table provides further details on the US$75.9 million improvement in revenue from ongoing U.S. operations.

(US$ millions)

47.7	—	increase in average nursing home rates (Medicaid $22.9 million, Medicare $20.3 million, and private/other $4.5 million);

16.1	—	increase (decrease) in nursing home resident census (Medicare $18.7 million, Medicaid $(1.0) million and private/other $(1.6) million);

6.0	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services;

2.0	—	increase due to one additional day in 2004;

1.1	—	improvement in assisted living operations due to higher rates, partially offset by start-up of new additions;

1.0	—	favourable prior year revenue adjustments ($3.7 million for 2004 compared to $2.7 million for 2003); and

2.0	—	increase in other revenue.

Extendicare 2005 Annual Report	36	Management’s Discussion and Analysis

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

U.S.Nursing Home Operating Statistics	2004	2003	Change (%)

Average daily census (same-facility basis)
Medicare	2,073	1,902	9.0
Private/other	2,065	2,091	(1.2)
Medicaid	8,154	8,175	(0.3)

Total	12,292	12,168	1.0

Medicare as a percent of total census (same-facility basis)	16.9	15.6
Medicaid as a percent of total census (same-facility basis)	66.3	67.2

Average percentage occupancy (same-facility basis)	92.1	91.3

Average revenue rate by payor source (US$)(1)
Medicare Part A and B	358.54	327.78	9.4
Private/other	190.22	183.00	3.9
Medicaid	138.93	131.53	5.6
Medicare Part A	326.82	299.89	9.0

(1) Excludes prior period settlement adjustments.
U.S. Medicare patient census increased to 16.9% of total nursing home census from 15.6% in 2003. This improvement was due to management’s focus on that sector, which resulted in increased revenue of US$18.7 million from Medicare payor sources in comparison to 2003. Total nursing home average daily census on a same-facility basis improved to 12,292 from 12,168 in 2003. Average U.S. nursing home occupancy grew to 92.1% compared to 91.3% in the prior year.
U.S. revenue was impacted by settlements for prior year adjustments.Favourable Medicaid revenue adjustments of US$3.7 million were realized in 2004 compared to US$5.4 million in 2003. In addition, in 2003, the Company recorded a provision, or contractual revenue adjustment, of US$2.7 million related to prior year Medicare cost settlements.
Average U.S.Medicare rates increased 9.4%, excluding the impact of any prior year adjustments, to US$358.54 in 2004 in comparison to 2003. CMS implemented rate increases on October 1,2003 and 2004 of 6.26% and 2.8%, respectively, as discussed under “Significant Developments in 2005 and 2004 — Update of U.S. Legislative Actions Affecting Revenue”. The remaining improvement in the Company’s average Medicare rates was due to the change in mix of acuity care levels of Medicare patients served.
Excluding the impact of the prior period Medicaid revenue settlements, the Company benefited from a 5.6% average rise in Medicaid revenue per resident day from 2003. For a number of states, the increase in funding was primarily attributable to higher acuity care levels and funding for increased state assessment fees and provider taxes. The increase in provider taxes in 2004 in comparison to 2003 was US$5.4 million.

Extendicare 2005 Annual Report	37	Management’s Discussion and Analysis

Revenue — Canadian Operations
Revenue from Canadian operations grew $8.0 million or 1.6% from 2003. The comparability between periods was impacted by the sale of nursing and retirement homes and the cessation of home health care operations in British Columbia, which in total had contributed $4.4 million and $21.3 million to revenue for the 2004 and 2003 periods, respectively. Newly constructed Ontario nursing homes contributed $14.1 million to revenue growth. Revenue from Canadian operations on a same-facility basis grew $10.8 million, or 2.4%, primarily due to funding increases to support greater care and staffing needs (flow-through funding), as well as rate increases. This was partially offset by lower revenue from ongoing Canadian home health care operations.
Average occupancy of the Canadian operations on a same-facility basis was 97.4% in 2004 compared to 98.0% in 2003. During 2004 four of Extendicare’s Ontario nursing homes operated at an average level for the year below the 97.0% occupancy threshold required to sustain 100% accommodation funding. This resulted in lower accommodation funding of $0.8 million. By the end of 2004, only one of these nursing homes was operating below the occupancy threshold.
Canadian home health care operations experienced a $3.8 million decline in revenue after adjusting for the exit from the B.C. home health care market in March of 2003. Home health care hours of service from ongoing operations were 4.59 million compared to 4.87 million in 2003. The reduction in volumes resulted from constraints on service hours imposed by the Ontario CCACs. However, a rise in service rates partially offset the impact of the lower volumes.
EBITDA
EBITDA rose 24.3% to $229.9 million in 2004 from $184.9 million in 2003. As a percent of revenue, EBITDA increased to 13.5% from 11.1% in the prior year. Excluding the net improvement between periods of $3.8 million attributable to new and disposed facilities, EBITDA from same-facility operations improved by $41.2 million to $220.1 million in 2004 from $178.9 million in 2003, and as a percent of revenue was 13.4% compared to 11.0%, respectively. Prior to a $13.7 million negative impact from the stronger Canadian dollar, EBITDA improved by $54.9 million.

		% of			% of
(millions of dollars unless otherwise noted)	2004	Revenue	2003		Revenue	Change	Change (%)

EBITDA
U.S. operations in its functional currency (US$)	140.0	15.1	98.9		11.8	41.1	41.6
Translation to Canadian dollars	42.2		39.7

U.S. operations (C$)	182.2	15.1	138.7	(1)	11.8	43.5	31.4
Canadian operations	47.7	9.5	46.2		9.4	1.5	3.2

	229.9	13.5	184.9		11.1	45.0	24.3

Average US/Canadian dollar exchange rate	1.3015		1.4015

(1) Does not add due to rounding.

Extendicare 2005 Annual Report	38	Management’s Discussion and Analysis

EBITDA — U.S. Operations
U.S. EBITDA grew 41.6% in its functional currency to US$140.0 million. As a percent of revenue, EBITDA improved to 15.1% from 11.8% in 2003. Excluding the net improvement between periods of US$2.1 million attributable to new and disposed facilities, EBITDA from same-facility operations improved US$39.0 million to US$137.4 million in 2004 from US$98.4 million in 2003. Revenue improvements of US$75.9 million discussed previously were partially offset by an increase in total operating, administrative and lease costs of US$36.9 million, as detailed in the table below.

(US$ millions)

26.3	—	rise in labour-related costs of 5.0%,which included an average wage rate increase of 3.0% in nursing home operations;

5.4	—	higher state assessments and bed taxes imposed in association with the Medicaid funding changes;

3.1	—	rise in drug costs due to higher resident census, Medicare mix and prices;

1.6	—	increase in equipment costs; and

0.5	—	rise in other costs.

EBITDA — Canadian Operations
EBITDA from Canadian operations increased 3.2% to $47.7 million in 2004 from $46.2 million in 2003. The sale of nursing and retirement homes and discontinuation of home health care operations in B.C., unfavourably impacted EBITDA between years, as these operations had contributed $0.7 million and $2.2 million to EBITDA in 2004 and 2003, respectively, prior to their disposal. Newly constructed facilities improved EBITDA by $2.7 million between years. EBITDA from same-facility operations increased $0.3 million. The $10.8 million improvement in revenue from same-facility operations was offset by a $10.5 million rise in operating, administrative and lease costs. Labour costs increased $7.5 million, or 2.2%, and included a 5.0% rise in labour costs for the nursing home operations, partially offset by a decline in home health care labour costs due to lower volumes. Other cost increases totalled $3.0 million.
Depreciation and Amortization
Depreciation and amortization costs were lower by $6.6 million, of which approximately $3.6 million was due to the change in the foreign exchange rate. The remaining decline was due to asset disposals, partially offset by higher depreciation associated with new facilities.
Interest
Net interest costs declined $17.7 million, or 30.6%, in 2004. Interest income for 2004 was $5.9 million higher, and included $4.8 million in 2004 associated with tax refunds. Interest costs were $11.8 million lower than in 2003 primarily due to lower average debt levels and to lower average interest rates associated with the 2004 second quarter U.S. debt issue. In addition, the stronger Canadian dollar contributed to the favourable variance in net interest costs by approximately $1.7 million.

Extendicare 2005 Annual Report	39	Management’s Discussion and Analysis

Income Taxes
The Company reported a provision for income taxes of $1.1 million for 2004 compared to $24.6 million in 2003. The 2004 results included a tax benefit of $39.0 million (US$31.9 million) related to the 1999 sale of EHSI’s former subsidiary, Arbor Health Care Company, primarily as a result of the issuance of additional guidance by the U.S. Internal Revenue Service (IRS) regarding the method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit covering the tax years ending December 1997 through December 2002. In addition, a tax benefit of $2.2 million (US$1.7 million) was recorded in 2004 relating to the IRS audit and other issues. The Company’s effective tax rate was also impacted during 2004 and 2003 from asset disposals, whose gains were sheltered by capital losses. Excluding these items, the Company’s effective tax rate was 37.5% in both years.
Share of Equity Accounted Earnings
The Company reported its share of equity accounted earnings of $9.4 million ($0.14 per diluted share) in 2004 compared to $18.9 million ($0.27 per diluted share) in 2003. The Company’s equity share of earnings in 2003 included non-recurring income of $9.4 million ($0.14 per diluted share) associated with Crown Life’s recording of a reduction of provisions previously set up for certain contingent liabilities.
Liquidity and Capital Resources
Sources and Uses of Cash
At December 31, 2005, the Company had cash and cash equivalents of $22.6 million compared with $156.2 million at December 31, 2004. The decline in the Company’s overall cash position was primarily as a result of the approximately $105.0 million (US$84.6 million) of cash on hand used to acquire ALC on January 31, 2005.
Cash flow provided by operations was $136.2 million in 2005 compared to $224.0 million in 2004 and $100.7 million in 2003. The Company benefited from an $82.4 million cash dividend from Crown Life during 2004, of which $68.3 million was classified as cash from operations, and $14.1 million as a return of investment. Excluding this dividend, cash flow from operations was $155.7 million in 2004. The $19.5 million decline in cash from operations in 2005 from 2004 was due to an improvement in earnings, offset by changes in operating assets and liabilities, primarily associated with accounts receivable. The balance of accounts receivable increased during 2005 due in part to the growth in operations and funding improvements, compared to a decline in 2004, primarily because of the collection of Medicare settlement receivables.
Cash used in investing activities was $239.4 million in 2005 compared to cash provided of $3.9 million in 2004, and cash used of $65.8 million in 2003. Acquisition costs of $190.5 million in 2005 related to the first-quarter acquisition of ALC for $171.4 million, net of cash acquired of $8.1 million; the second-quarter acquisition of a Kentucky nursing home for $10.3 million; and the fourth-quarter acquisition of a Pennsylvania nursing home for $8.8 million. Property and equipment expenditures, excluding acquisitions, were $81.2 million in 2005, $69.1 million in 2004 and $64.3 million in 2003. The portion of these expenditures related to the growth of the business — such as construction of facilities and bed additions — was approximately $23.2 million, $24.0 million, and $26.0 million, respectively, and related primarily to the Company’s U.S. construction program. Non-growth capital expenditures were $58.0 million, $45.1 million and $38.3 million in each of the three years. The increase has been with respect to major renovation projects to upgrade the nursing homes, including voluntarily installing sprinkler systems in the older homes. Net proceeds from dispositions

Extendicare 2005 Annual Report	40	Management’s Discussion and Analysis

of $12.5 million in 2005 related to the sale during the third quarter of six leased properties in Florida for $11.2 million, and the sale during the fourth quarter of the Lakeside nursing home for $1.3 million. Net proceeds from dispositions in 2004 of $42.5 million related to: $22.5 million from the sale of three Canadian facilities during the first and third quarter of 2004; $13.6 million from the settlement of the Greystone transaction in the second quarter of 2004; and $6.4 million from the disposal of four U.S. nursing and assisted living facilities in the third quarter of 2004. Proceeds from other assets of $19.8 million in 2005 related to the sale of Omnicare shares for $12.8 million, and the remaining $7.0 million related to miscellaneous asset sales and collection of notes. Proceeds from other assets of $25.2 million in 2004 included $27.2 million of cash proceeds received on the settlement of the Tandem notes receivable.
The Company used cash in financing activities during 2005, 2004 and 2003 of $30.6 million, $143.8 million and $2.9 million, respectively. During 2005, the Company borrowed $104.7 million on its U.S. Term Loan and former credit facility, of which $42.2 million (US$34.0 million) was used to retire debt, and the rest was used to acquire ALC during the first quarter of 2005. During 2005, the Company used cash of $101.4 million to repay debt, of which $85.9 million was used to retire debt ahead of schedule. The Company used funds of $27.1 million to acquire and cancel its own shares during 2005, compared to $7.3 million in 2004 and $8.1 million in 2003. The financing activities in 2004 primarily related to the second quarter issue and early retirement of U.S. debt.
Capital Structure

(millions of dollars unless otherwise noted) December 31	2005	2004	2003

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	292.0	295.5	294.6
Preferred shares	16.9	17.2	17.7

	308.9	312.7	312.3
Retained earnings	213.8	151.9	32.0
Foreign currency translation adjustment account	(25.4)	(7.6)	12.1

Shareholders’equity	497.3	457.0	356.4

Long-term debt, including current portion	796.4	620.9	757.5
Long-term debt to equity (ratio)	1.60:1	1.36:1	2.13:1
Subordinate Voting Shares (number at period end)	56,018,395	56,687,086	56,575,211
Multiple Voting Shares (number at period end)	11,791,433	11,904,992	11,912,692
US/Canadian dollar exchange rate (at period end)	1.1630	1.2020	1.2965

		Number of
	TSX	Shares	Closing
Share Information (at January 31, 2006)	Stock Symbol	Outstanding	Market Value(1)

Subordinate Voting Shares	EXE.SV	56,059,020	$17.55
Multiple Voting Shares	EXE.MV	11,778,433	17.80
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	88,205	24.75
Adjustable Dividend, Series 3	EXE.PR.C	93,310	21.00
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.00
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	21.45

(1) Per the Toronto Stock Exchange.

Extendicare 2005 Annual Report	41	Management’s Discussion and Analysis

The closing rates used to translate assets and liabilities of the U.S. operations were 1.1630 at December 31, 2005, 1.2020 at December 31, 2004, and 1.2965 at December 31, 2003. As a result of a stronger Canadian dollar at the end of 2005, the assets of the Company’s U.S. operations decreased by approximately $51.7 million and the liabilities declined by approximately $33.9 million, with the net change resulting in a decrease in the foreign currency translation adjustment account of $17.8 million. At the end of 2004, the stronger Canadian dollar resulted in a decline in assets of $71.0 million and of liabilities of $51.3 million, for a net decline of $19.7 million in the foreign currency translation adjustment account.
Long-term Debt
During 2005 there were a number of significant changes in the Company’s long-term debt and associated financial instruments, primarily due to the January 31, 2005, acquisition of ALC as described under “Significant Developments in 2005 and 2004 — Acquisition of Assisted Living Concepts, Inc. and Related Lease Arrangements”. Below is a summary of the changes that occurred in the Company’s long-term debt. The full terms and conditions of the Company’s new long-term debt obligations are disclosed in note 10 of the 2005 consolidated financial statements.
Long-term debt, including the portion due within one year, increased $175.5 million to $796.4 million at the end of 2005, compared to $620.9 million at December 31, 2004. Increases in debt totalling $301.5 million related to: $178.3 million of debt assumed in the acquisition of ALC; $104.7 million issued on the U.S. Term Loan and former credit facility to finance the acquisition of ALC and retire other debt; $15.7 million of capital lease obligations related to the modification of the lease arrangements with Assisted Living Facilities, Inc.; and $2.8 million of capital lease obligations related to the new Ontario homes. These increases were partially offset by a $126.0 million decline in long-term debt related to: the early retirement of $42.2 million (US$34.0 million) of borrowings under ALC’s GE Capital Term Loan; $25.5 million (US$21.1 million) of ALC’s Revenue Bonds; the early retirement of $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds; the early retirement of $6.5 million in mortgages; $16.1 million of scheduled repayments; and a decline of $24.0 million because of the change in the foreign exchange rates.
During the 2005 second quarter, the Company amended its Canadian bank line of credit to increase availability to $50.0 million from $40.0 million. This credit facility supports standby letters of credit, primarily to secure pension obligations, which totalled $39.8 million at the end of 2005, compared to $38.3 million at the end of December 2004. The Company had $10.2 million available under its Canadian line of credit at the end of 2005.
After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2005, was approximately 8.1% compared to 7.3% at December 31, 2004. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 47.8% of the long-term debt was effectively at fixed rates at the end of 2005, compared to 44.5% at the end of 2004.
As at December 31, 2005, certain of EHSI’s long-term debt instruments are secured by assets of, and have restrictive covenants that apply to EHSI, ALC and ALC’s restricted subsidiaries. Certain long-term debt instruments of ALC’s other, or unrestricted, subsidiaries are secured by, and have restrictive covenants that apply only to ALC’s unrestricted subsidiaries. Additional information related to these long-term debt instruments are outlined in note 10 of the 2005 consolidated financial statements. EHSI and ALC are in compliance with all of their respective financial covenants as of December 31, 2005.

Extendicare 2005 Annual Report	42	Management’s Discussion and Analysis

Credit Ratings
On November 18, 2005, EHSI’s 2010 Notes were upgraded by Standard & Poor’s Ratings Service (S&P) to “B+” from “B”, and the 2014 Notes were upgraded to “B” from “B-”. In addition, S&P upgraded EHSI’s Credit Facility and Term Loan to “BB” from “BB-” under the former credit facility. On January 4, 2006, Moody’s Investor Services Inc. (Moody’s) affirmed EHSI’s credit ratings, and assigned the same Ba2 rating to the Credit Facility and Term Loan as was assigned to the former credit facility. The table below summarizes EHSI’s debt credit ratings as at December 31, 2005.

	S&P	Moody’s

2010 Notes	B+	B1
2014 Notes	B	B2
Credit Facility and Term Loan	BB	Ba2

Interest Rate Swap and Cap Arrangements
To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 2010 Notes and 2014 Notes, for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP and therefore, changes in market value are recorded in earnings.
As of December 31, 2005, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.5 million (US$0.4 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $6.4 million (US$5.5 million). The fair values of the interest rate caps depend on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In 2005 market changes relating to these factors resulted in a decline in the value of EHSI’s interest rate caps and a valuation adjustment expense of $2.2 million (US$1.8 million) for 2005, compared to $10.4 million (US$8.0 million) in 2004.
Normal Course Issuer Bid and Purchase Obligation
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 9,647,000 Multiple Voting Shares and Subordinate Voting Shares at a cost of $66.6 million, or an average cost of $6.90 per share. During 2005 the Company acquired 1,505,900 Subordinate Voting Shares and Multiple Voting Shares at a cost of $26.8 million, or an average cost of $17.82 per share. In addition, the Company is obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. During 2005 the Company has acquired 11,500 Class I Preferred Shares, Series 2 at a cost of $286,000.
A copy of the current normal course issuer bid, filed on November 29, 2005, may be obtained by contacting the Corporate Secretary of the Company. The current bid expires on November 28, 2006, and is for the purchase and cancellation of up to 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1.

Extendicare 2005 Annual Report	43	Management’s Discussion and Analysis

Stock Option Plan
As of December 31, 2005, the Company had 3,084,225 Subordinate Voting Shares reserved under its Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”), of which 1,868,375 Subordinate Voting Shares were granted. Of the options granted, 643,125 were exercisable at a weighted average exercise price of $5.79. During 2005, 561,000 options were awarded at a weighted average exercise price of $18.00, and included tandem SARs. The 2005 grants vest equally over the first four years and expire at the end of 10 years. During 2005, 730,775 stock options were exercised and 84,625 were cancelled.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At December 31, 2005, EHSI had US$95.8 million available under its Credit Facility, and Extendicare’s Canadian operations had cash and available bank lines totalling $32.1 million.
In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. The Board has declared on a quarterly basis, dividends of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share, payable in each of May, August and November 2005, and February 2006. Future declarations of dividends are at the discretion of the Board of Directors. Based on the number of common shares currently outstanding, this translates to an annual common dividend payout of $12.4 million.
EHSI is in the midst of completing Phase I and II of its construction program. Phase I consists of seven development projects to add 165 units, of which four projects for 106 units were completed in 2004, two projects for 43 units were completed in 2005, and the remaining project is to be completed in the first quarter of 2006. Phase II represents 13 projects to add 282 assisted living units and 153 nursing beds during 2005 and through 2007. Six of these projects were completed in 2005, adding 71 assisted living units; and three new assisted living facilities totalling 150 units. To the end of December 2005, the Company had spent $48.8 million (US$38.4 million) on these projects, of which $23.2 million (US$19.1 million) was incurred during 2005. EHSI estimates that a further $32.0 million (US$27.5 million) will be required to complete them, for which purchase commitments of $8.3 million (US$7.2 million) were outstanding at the end of 2005.
In addition, EHSI had other capital expenditure purchase commitments of $13.4 million (US$11.5 million) and ECI had commitments totalling $1.6 million outstanding at the end of 2005.

Extendicare 2005 Annual Report	44	Management’s Discussion and Analysis

Contractual Obligations
The table below provides aggregated information about the Company’s contractual obligations at December 31, 2005, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the end	2007—	2009—	After
(millions of dollars)	Total	of 2006	2008	2010	2010

Canadian Operations
Long-term debt	133.1	13.9	19.0	15.1	85.1
Capital lease obligations	277.3	13.0	25.9	25.9	212.5
Operating lease obligations	5.8	1.5	2.0	1.6	0.7
Purchase obligations	1.6	1.6	—	—	—
United States Operations
Long-term debt	515.3	4.3	39.4	273.6	198.0
Capital lease obligations	17.5	1.3	2.8	13.4	—
Operating lease obligations	190.8	24.4	45.3	45.1	76.0
Purchase obligations	21.7	21.7	—	—	—

In addition to the operating lease amounts identified in the above table, EHSI has made guarantees to Triple S Investment Company (Triple S), for the payment of operating leases by Senior Health — Texas. EHSI leases twelve nursing properties from Triple S that are subleased to Senior Health — Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health — Texas. Senior Health — Texas continues to be current in the payment of lease amounts on both EHSI’s owned and Triple S subleased properties.
The annual lease commitment to Triple S is US$2.1 million in 2006 and US$0.4 million for the first two-month period of 2007. Effective March 1,2007 and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, to provide Triple S with the fair market value of the rental payments for the properties. The lease payments commencing in March 2007 will apply for the balance of the term of the lease that expires on February 28, 2012.
Accrual for Self-insured Liabilities
At December 31, 2005, the Company’s accrual for self-insured general and professional liabilities was $66.7 million compared to $78.5 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $10.8 million in 2005, and the change in the foreign exchange rate decreased the balance by $2.1 million. This was offset by an increase in the accrual for self-insured liabilities of $1.1 million from the acquisition of ALC. Insurance coverage for ALC’s operations has been integrated with that of the Company’s. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in 2005, 2004 and 2003 for potential general and professional liability claims were $9.9 million, $13.8 million and $13.0 million, respectively. The 2005 provision declined from 2004 because the Company released reserves to income of $5.4 million based on the results of an independent actuarial review. Payments for self-insured liabilities during the last three years were $20.7 million, $24.5 million and $31.5 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still

Extendicare 2005 Annual Report	45	Management’s Discussion and Analysis

settling claims related to its ceased operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as part of the year-end financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at December 31, 2005. The Company estimates that $22.7 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore estimates could change in the future. Management believes the Company has provided sufficient reserves as of December 31, 2005 for estimated costs of self-insured liabilities.
The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $49.0 million at the end of 2005, compared to $48.9 million at the end of 2004. Most of the risks that the Company self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Related Party Transactions
Extendicare Inc. made an investment in Salumatics Inc. (Salumatics) of $0.1 million in 2004 and $2.5 million in 2003. Salumatics is a provider of electronic health information and record management services. The Chairman and one other Director of Extendicare are board members of Salumatics, and three Directors of Extendicare are either direct or indirect shareholders of Salumatics. In addition, the Chairman of Extendicare serves as the Chairman and Chief Executive Officer of a company that holds an equity interest in, and has a contract to provide management services to, Salumatics.
Off-balance Sheet Arrangements
The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources — Capital Structure — Interest Rate Swap and Cap Arrangements”. As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges was a liability of $6.3 million (US$5.4 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
Critical Accounting Policies and Estimates
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. For a full discussion of the Company’s accounting policies as required by GAAP, see the accompanying notes to Extendicare’s December 31, 2005, audited consolidated financial statements. Management considers the Company’s accounting policies in the following discussion to be critical to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. Specific risks related to these critical accounting policies are also described.

Extendicare 2005 Annual Report	46	Management’s Discussion and Analysis

Revenue Recognition and Accounts Receivable
Approximately 72% of the Company’s revenue from U.S. operations was derived from services provided under various federal or state medical assistance programs during 2005. The remaining revenue is derived from private-pay residents directly or through their insurer, health maintenance organizations or other third-party providers. EHSI records its nursing home revenue in the period in which the services and products are provided at established rates less, for government supported programs, contractual adjustments. Contractual adjustments include differences between the Company’s established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. State plan amendments and waivers are submitted to CMS for approval, which can result in changes to revenue pertaining to prior periods. Estimation differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined. Due to the complexity of laws and regulations governing the federal and state reimbursement programs, there is a possibility that recorded estimates may change by a material amount.
In Canada, the fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Revenue from provincial programs represented about 61% of ECI’s nursing home operations, and 92% of its home health care services. Ontario is ECI’s largest market for both its long-term care and home health care services. It represented approximately 76% of ECI’s total revenue in 2005. Funding for Ontario nursing centres is based on reimbursement for the level of care provided. The provincial government allocates funds, or envelopes, for services such as nursing, programs, food and accommodation. ECI receives a fixed amount per resident day for accommodation and may retain any excess over costs incurred. For the remaining envelopes, any deviation in actual costs from scheduled rates is either incurred by ECI (if costs exceed rates) or is returned to the government (if costs are below rates). ECI’s home health care operations receive most of their revenue from contracts tendered by locally administered provincial agencies.
Subsequent to the acquisition of ALC, EHSI derived approximately 78% of its assisted living facility revenue in 2005 from private-pay residents. Revenue from assisted living facilities is recorded in the period in which the services are provided and at rates established by the Company based upon market conditions in the area of operation. The remaining revenue is derived from state medical assistance programs whose rates are established for the facility or facilities in the state, and are subject to periodic, but not retrospective, adjustments.
The Company records receivables at the net realizable value expected from federal, state and provincial reimbursement programs, other third-party payors or individual residents. The Company also estimates which receivables may be collected within one year and reflects those not expected to be collected within one year as non-current assets. Management continually monitors and adjusts the allowances associated with these receivables. Management evaluates the adequacy of the allowance for doubtful accounts by conducting a specific account review of amounts in excess of predefined target amounts and aging thresholds, which vary by payor type. Provisions are considered based upon the evaluation of the circumstances for each of these specific accounts. In addition, management has established internally-determined percentages for allowance for doubtful accounts that are based upon historical collection trends for each payor type and age of these receivables. Accounts receivable that are estimated to be uncollectible, based upon the above process, are fully reserved for in the allowance for doubtful accounts until they are written off or collected. If circumstances change, for instance due to an economic downturn, resulting in higher than expected defaults or denials, management’s estimates of the recoverability of receivables could be reduced by a material amount.

Extendicare 2005 Annual Report	47	Management’s Discussion and Analysis

Due to differences in the government funding structures for the services provided, the Company’s Canadian operations are not subject to similar risks associated with the collection of accounts receivable as are its U.S. operations. As a result, 93% of the Company’s allowance for current accounts receivable at December 31, 2005, is associated with its U.S. operations. The allowance for doubtful accounts for current accounts receivable totalled $17.3 million and $13.7 million at December 31, 2005 and 2004, respectively.
The Company’s portion of accounts receivable that are classified as long-term in nature are largely related to EHSI’s outstanding Medicare and Medicaid receivables as discussed under “Significant Developments in 2005 and 2004 — Medicare and Medicaid Settlement Receivables”. The general contractual allowance for these non-current accounts receivable was $3.6 million (US$3.0 million) at December 31, 2004 on a gross receivable of $15.9 million (US$13.2 million), and there was no allowance on the gross receivable of $6.5 million (US$5.6 million) remaining at December 31, 2005.
Medicare and Medicaid Settlement Receivables
At December 31, 2005, EHSI had $14.0 million (US$12.0 million) in gross Medicare and Medicaid settlement receivables compared to $25.6 million (US$21.3 million) at the end of 2004. The related general contractual allowance for doubtful amounts recorded at the end of 2004 was $5.3 million (US$4.4 million), and there was no allowance at the end of 2005. The balance at year-end reflects management’s estimate of the amounts collectible on Medicare and Medicaid prior period cost reports. For Medicare revenue earned prior to the implementation of the Medicare PPS, and Medicaid programs with a retrospective reimbursement system, differences between revenue that is ultimately expected to be realized and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that is ultimately expected to be realized. For Medicare pre-PPS claims, such issues are normally resolved during the audit process, and therefore no provision is required. However, for disagreements that require settlement through a formal appeal process, general provisions are recorded. Similarly for states that operate under a retrospective reimbursement system under which interim payments are subject to audit, estimates of potential settlement accounts receivable or payable are recorded. Although management remains confident regarding the successful settlement of these issues, an unfavourable settlement could impair EHSI’s earnings and cash flow.
Measurement of Acquired Assets and Liabilities in Business Combinations
The Company accounts for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair value at the date of acquisition. Any excess is recorded as goodwill. The identification of intangible assets includes acquired customers, which the Company refers to as resident relationships, and below (or above) market resident contracts.
In respect of the valuation of real estate acquired, management calculates the fair value of the land and buildings, or properties, using an “as if vacant” approach. The fair value of furniture and equipment is estimated on a depreciated replacement cost basis. The value of resident relationships and below (or above) market resident contracts are determined based upon the valuation methodology outlined below. The purchase price of the acquisition is allocated based upon these assessments with, if applicable, the residual value purchase price being recorded as goodwill. These estimates are based upon historical, financial and market information. Imprecision of these estimates can affect the allocation of the purchase price paid on the acquisition of facilities between intangible assets and liabilities and the properties and goodwill values determined, and the related depreciation and amortization.

Extendicare 2005 Annual Report	48	Management’s Discussion and Analysis

Resident relationships represent the assets acquired by virtue of acquiring a facility with existing residents and thus avoiding the cost of obtaining new residents, plus the value of lost net resident revenue over the estimated lease-up period of the property. In order to effect such purchase price allocation, management is required to make estimates of the average facility lease-up period, the average lease-up costs and the deficiency in operating profits relative to the facility’s performance when fully occupied. Resident relationships are amortized on a straight-line basis over the estimated average resident stay at the facility.
Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which the Company can change the current contract rates to market. In the case of the ALC acquisition, the differences valued were below market resident contracts, representing a deferred credit booked to accrued liabilities. The amortization period is 24 months, based on the Company’s estimate of the period over which the customer rates will be increased to market rates. There were no below (or above) market resident contracts on the nursing facility acquisitions. Amortization of below (or above) market resident contracts are included in revenue in the statement of earnings.
Valuation of Assets and Asset Impairment
The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment based on estimates of undiscounted future cash flows. In performing these analyses, the Company considers such factors as current results, trends and future prospects, current market value and other economic and regulatory factors.
Goodwill and other intangible assets with an indefinite life are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential impairment is identified by comparing the fair value of each reporting unit and the value of other assets in that reporting unit. The amount of any impairment is calculated by comparing the estimated fair market value with the carrying value of the related asset.
A substantial change in estimated future cash flows for these assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition in the marketplace, decreases in government funding, increases in wages or other operating costs, increased litigation and insurance costs, and increased operational costs resulting from changes in legislation and regulatory scrutiny. As detailed in note 3 of the 2005 consolidated financial statements, the loss from impairment of assets, including those designated as held for sale, was $9.8 million in 2005 and $10.5 million in 2004.
Self-insured Liabilities
Insurance coverage for resident care liability and other risks has become increasingly difficult to obtain. The Company self-insures for certain risks related to comprehensive general and professional liability, auto liability, health benefits, employers’ liability and workers’ compensation. The Company obtains reinsurance coverage in amounts and with such coverage and deductibles as management deems appropriate, based on the nature and risks of the business, historical experiences, availability and industry standards.

Extendicare 2005 Annual Report	49	Management’s Discussion and Analysis

The Company accrues for self-insured liabilities based on past trends and information received from an independent actuary. Management regularly evaluates the appropriateness of the carrying value of the self-insured liabilities through an independent actuarial review. General and professional liability claims are the most volatile and significant of the risks that the Company self-insures. Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events and assessments regarding expectations of several factors. These include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and the outcome of litigation.
Changes in the level of retained risk and other significant assumptions that underlie the Company’s estimates could have a material effect on the future carrying value of the self-insured liabilities. The Company reports its annual accrual for potential resident care liability claims on its consolidated statements of cash flows, and for the years ended 2005, 2004 and 2003, recorded a provision of $9.9 million, $13.8 million and $13.0 million, respectively. At December 31, 2005, the Company’s accrual for self-insured general and professional liabilities totalled $66.7 million compared to $78.5 million at the beginning of the year.
Future Tax Assets and Liabilities
Future tax assets and liabilities are recognized to reflect the expected future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using tax rates (enacted or substantially enacted at the balance sheet date) anticipated to apply in the periods that the temporary differences are expected to be recovered or settled. A valuation allowance is established based upon management’s estimate of whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets depends on the generation of taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies. The Company’s valuation allowance for future tax assets totalled $16.0 million and $21.7 million at December 31, 2005 and 2004, respectively.
Risks and Uncertainties
Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 73.7% of total revenue in 2005. The U.S. operations are self-sustaining and their revenue and expenses are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. As a result, Extendicare’s financial position is subject to foreign currency translation risk, which could adversely impact its operating results. The translation effect of the strengthening of the Canadian dollar on the Company’s earnings is summarized on page 26. Based on the Company’s earnings from continuing operations for 2005, excluding any gains or losses on disposal or impairment of assets, a one percent increase (decrease) in the Canadian dollar against the U.S. dollar would decrease (increase) the Company’s earnings from continuing operations by approximately $0.6 million. A similar change in the Canadian dollar would decrease (increase) the foreign currency translation account in shareholders’equity by approximately $3.3 million.

Extendicare 2005 Annual Report	50	Management’s Discussion and Analysis

Government Funding
The Company’s earnings are highly contingent on government funding, both in the U.S. and Canada, and the effective management of staffing and other costs of operations, which are strictly monitored through government regulatory authorities. Management is unable to predict whether governments will adopt changes in their reimbursement systems, or if adopted and implemented, what effect such initiatives would have on the Company. For instance, limitations on U.S. Medicare and Medicaid reimbursement for health care services are continually proposed. Changes in applicable laws and regulations could have an adverse effect on reimbursement levels from governmental, private and other sources. Approximately 73% of the Company’s operating and administrative costs are labour-related costs. Therefore, government funding constraints could have a significant adverse impact on the Company’s results from operations and cash flow.
Regulatory Risks
All long-term care providers are subject to surveys and inspections by government authorities to ensure compliance with applicable laws and licensure requirements of the federal, state and provincial funding programs. The survey process is intended to review the actual provision of care and services. Remedies for assessed deficiencies can be levied based upon the scope and severity of the cited deficiencies. Remedies range from the assessment of fines to the withdrawal of payments under the government funding programs. Should a deficiency not be addressed through a plan of correction, a facility can be decertified from the funding program. As of December 31, 2005, EHSI has certain facilities under plans of correction. While it is not possible to estimate the final outcome of the required corrective action, the Company has accrued for known costs.
Government agencies have steadily increased their enforcement activity over the past several years. As a result, the Company is continually allocating increased resources to ensure compliance with applicable regulations and to respond to inspections, investigations and/or enforcement actions.
U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse. EHSI has had previous investigations from these Medicaid Fraud Units, but is not aware of any liability relating thereto at this time.
Assets, Liabilities and Contingencies Resulting from U.S. Divestiture Program
In the divestiture of the Texas operations to Senior Health — Texas, EHSI retained ownership of four nursing properties, which are leased to Senior Health — Texas and remains liable for the payment of rent for 12 nursing properties that are subleased to Senior Health — Texas. In addition, through the Texas and Florida divestiture programs, EHSI provided advances and retained ongoing consulting agreements, with certain unrelated long-term care providers. In aggregate, as of December 31, 2005, EHSI owns $8.1 million (US$7.0 million) in nursing home properties in Texas and has provided $5.2 million (US$4.5 million) in advances to Senior Health — Texas. However, in December 2005, the Company recorded an asset impairment charge to provide for the potential non-payment of the advance. For the properties leased and subleased to Senior Health — Texas, the Company earned rental income of US$3.9 million in each of 2005, 2004 and 2003, and earned US$0.7 million, US$0.6 million and US$0.6 million, respectively, in consulting fees. In addition, for contracts in place as at December 31, 2005, EHSI earned consulting and management fees from all other unrelated long-term care operators of US$6.0 million in 2005. As a result, the earnings and cash flow of EHSI can be influenced by the financial stability of unrelated long-term care operators.

Extendicare 2005 Annual Report	51	Management’s Discussion and Analysis

Self-insured General and Professional Liabilities
The Company had $66.7 million in accruals for self-insured general and professional liabilities at December 31, 2005, including estimates of the costs of reported claims and claims incurred but not yet reported. As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly in 2000. This was mainly due to risk levels associated with the Florida and Texas operations. The Company was successful in exiting these two highly litigious states and thereby limiting future exposure to general liability claims. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. However, changes in the level of retained risk, timing and eventual settlement of claims, as well as other significant assumptions that underlie management’s estimates, could have a material effect on the future carrying value of the self-insured liabilities.
Future Tax Assets and Liabilities
The Company has recorded a financial statement benefit for tax losses and other deferred tax assets based on future anticipated taxable earnings. A valuation allowance of $16.0 million was recorded primarily against capital losses and state net operating losses. The allowance for state net operating losses was to reflect shorter carryforward periods and reductions in various states’apportionments. The amount of the deferred tax assets considered realizable could be further reduced if estimates of future taxable income during the carryforward period are lowered.
Debt Covenants
EHSI is in compliance with all of its financial covenants as of December 31, 2005. However, there can be no assurance that future covenant requirements will be met. EHSI’s bank lines can be affected by its ability to remain in compliance. If EHSI does not remain in compliance, its ability to amend the covenants or refinance its debt can be affected.
Other
EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of EHSI’s pharmacy operation in 1998, whereby Omnicare provides pharmacy services to all of EHSI’s nursing facilities. Omnicare has requested arbitration for an alleged lost profits claim relating to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes that it has interpreted the contract correctly and has complied with its terms. However, there can be no assurance that this claim will not be successful or that other claims will not arise. Also, EHSI and Omnicare are currently negotiating the pricing of drugs for Medicare residents for the years 2001 and 2002, and should this matter not be settled, it will be taken to arbitration. There has been no change in the status of the above issues since December 31, 2004.

Extendicare 2005 Annual Report	52	Management’s Discussion and Analysis

Credit and Interest Rates
The Company uses interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to limit exposure to increases in market interest rates.
For the Company’s variable-rate debt, changes in interest rates generally do not impact the market value of the debt instruments, but do affect the Company’s future earnings and cash flows. At December 31, 2005, the Company had $316.3 million (US$272.0 million) of fixed-rate debt outstanding that had been effectively converted to variable-rate debt using interest rate swaps. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$2.7 million. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%.
In addition, EHSI had $99.5 million (US$85.6 million) of variable rate debt outstanding at December 31, 2005, whose rates generally move in a manner similar to the six-month LIBOR. Assuming that the balance of this debt remains constant, each one percentage point increase (decrease) in the six-month LIBOR will result in an annual increase (decrease) in interest expense, and a corresponding decrease (increase) in cash flows, of approximately US$0.9 million.
The following table presents principal, or notional, amounts and related weighted average interest rates by year of maturity for the Company’s debt obligations and interest rate swaps as of December 31, 2005. It incorporates only exposures that existed at that date and does not consider exposures, or positions that could arise subsequently, or future interest rate movements. As a result, the information has limited predictive value. The Company’s ultimate results with respect to interest rate fluctuations will depend on the exposures that occur, hedging strategies at the time and interest rate movements.

Extendicare 2005 Annual Report	53	Management’s Discussion and Analysis

						After		Fair
(thousands of dollars unless otherwise noted)	2006	2007	2008	2009	2010	2010	Total	Value

Canadian Operations
Long-term debt
Fixed rate	13,884	4,219	14,764	10,350	4,763	85,143	133,123	161,829
Average interest rate	8.55%	9.23%	7.08%	7.48%	9.81%	9.81%	9.18%	—
Capital lease obligations (fixed rate)	2,450	2,651	2,869	3,103	3,359	119,295	133,727	143,933
Average interest rate	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	8.01%	—
United States Operations
Long-term debt
Fixed rate	3,363	6,753	30,607	1,405	175,666	198,018	415,812	428,621
Average interest rate	6.28%	6.75%	6.06%	6.56%	9.52%	7.06%	8.01%	—
Variable rate	1,000	1,000	1,000	48,509	48,009	—	99,518	99,518
Average interest rate	6.02%	6.02%	6.02%	6.02%	6.02%	—	6.02%	—
Capital lease obligations (fixed rate)	454	517	587	12,656	—	—	14,214	14,214
Average interest rate	6.17%	6.32%	6.46%	6.36%	—	—	6.36%	—
Interest rate swaps (fixed to variable)
Notional amount	—	—	—	—	—	319,825	319,825	6,267
Average pay rate (variable rate)	—	—	—	—	—	8.15%	8.15%	—
Average receive rate (fixed rate)	—	—	—	—	—	8.31%	8.31%	—
Interest rate caps
Notional amount	—	—	—	—	—	319,825	319,825	5,942

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of 2005. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior
Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of 2005, to ensure that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.
Changes in Internal Control
There was no change in the Company’s internal control over financial reporting that occurred during 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Extendicare 2005 Annual Report	54	Management’s Discussion and Analysis

Changes in Accounting Policies
The Company’s significant accounting policies are set out in note 1 of the 2005 consolidated financial statements. During 2005 the Company adopted the following new accounting policy as a result of new accounting standards.
Non-Monetary Transactions
In June 2005 the CICA issued Handbook Section 3831 “Non-Monetary Transactions” to revise and replace the current standards on non-monetary transactions. The Company has chosen early adoption of this policy, as permitted, effective with the interim period beginning July 1, 2005. The revised standards on non-monetary transactions require that all non-monetary transactions be measured at fair value unless:the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. During the 2005 third quarter, the Company’s exercise of its Omnicare warrant was a non-monetary transaction, and on the basis of these revised standards, was measured at the fair value of the shares received, resulting in a pre-tax gain of $10.8 million. There were no other non-monetary transactions that occurred during 2005.
New Accounting Policies
The following are new accounting policies that have been issued, and will impact the Company at a future date.
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting rules that are summarized below, and which will be effective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.

Extendicare 2005 Annual Report	55	Management’s Discussion and Analysis

Conditional Asset Retirement Obligations
On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. According to EIC-159, the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Under EIC-159, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This Abstract becomes effective for interim and annual financial statements for fiscal years ending after March 31, 2006, and is to be applied retroactively with restatement of prior periods. This Abstract will conform Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” in the U.S., which was issued in March 2005 as an interpretation of FASB 143, “Accounting for Asset Retirement Obligations”. The U.S. policy became effective no later than the end of fiscal years ending after December 15, 2005.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
Based upon current assumptions, the estimated fair value of the conditional asset retirement obligation on the Company’s financial statements is as follows. The Company’s opening balance sheet for 2006 would change by an increase in: long-term accrued liabilities of $20.0 million; property and equipment of $2.4 million, net of accumulated depreciation; long-term future tax assets of $6.8 million; and foreign currency translation adjustment account of $1.0 million. The offset of $11.8 million would be charged to opening retained earnings for 2006. The estimated pre-tax non-cash charge to 2006 earnings would be $1.6 million representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for the property and equipment of $0.2 million. On an after-tax basis, the charge to net earnings would be $1.0 million.
Additional Information
Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available from the Corporate Secretary, upon request.

Extendicare 2005 Annual Report	56	Management’s Discussion and Analysis

Forward-looking Statements
Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy.
Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors;changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements.

Extendicare 2005 Annual Report	57	Management’s Discussion and Analysis

Management’s Responsibility for Financial Statements
The accompanying consolidated financial statements of Extendicare Inc. and other financial information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgements, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position, results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.
A system of internal accounting and administrative controls is maintained by management to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are properly maintained to provide accurate and reliable financial statements.
The Extendicare Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee comprised of unrelated and outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.
The consolidated financial statements have been audited by KPMG llp, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements follows.

Mel Rhinelander (signed)	Richard L. Bertrand (signed)
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 22, 2006

Extendicare 2005 Annual Report	58	Management’s Responsibility

Auditors’ Report
To the Shareholders of Extendicare Inc.
We have audited the consolidated balance sheets of Extendicare Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	KPMG llp (signed)
February 22, 2006	Chartered Accountants

Extendicare 2005 Annual Report	59	Auditors’ Report

Consolidated Balance Sheets
Extendicare Inc.

(thousands of dollars) December 31	2005	2004

Assets
Current assets
Cash and short-term investments	38,255	156,193
Marketable securities (market value $6,655)	6,460	—
Accounts receivable, less allowances of $17,320 and $13,713, respectively	170,649	140,761
Income taxes recoverable	11,711	2,916
Future income tax assets (note 15)	24,437	19,296
Inventories, supplies and prepaid expenses	22,620	13,312

	274,132	332,478
Property and equipment (note 5)	1,108,739	767,401
Goodwill and other intangible assets (note 6)	99,451	89,683
Other assets (note 7)	143,327	168,238

	1,625,649	1,357,800
Equity accounted investments (note 8)	72,445	68,531

	1,698,094	1,426,331

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	15,646	—
Accounts payable	38,394	30,611
Accrued liabilities	206,079	184,235
Accrual for self-insured liabilities (note 9)	22,679	30,050
Current maturities of long-term debt (note 10)	21,151	7,251

	303,949	252,147
Accrual for self-insured liabilities (note 9)	43,986	48,487
Long-term debt (note 10)	775,243	613,651
Other long-term liabilities (note 12)	46,629	34,879
Future income tax liabilities (note 15)	30,981	20,180

	1,200,788	969,344
Shareholders’ equity	497,306	456,987

	1,698,094	1,426,331

Approved by the Board

David J. Hennigar (signed)	Mel Rhinelander (signed)
Chairman	President and Chief Executive Officer

Extendicare 2005 Annual Report	60	Consolidated Statements

Consolidated Statements of Earnings
Extendicare Inc.

(thousands of dollars except per share amounts) Years ended December 31	2005	2004	2003

Revenue (note 14)
Nursing and assisted living centres
United States	1,406,821	1,159,042	1,129,253
Canada	382,377	366,863	351,981
Outpatient therapy — United States	13,644	14,300	16,151
Home health — Canada	128,144	127,971	134,921
Other	40,782	39,946	39,038

	1,971,768	1,708,122	1,671,344
Operating and administrative costs	1,673,775	1,461,972	1,468,230

Earnings before undernoted	297,993	246,150	203,114
Lease costs	30,648	16,230	18,217
Depreciation and amortization	66,886	54,490	61,105
Interest,net	59,725	40,171	57,923
Valuation adjustment on interest rate caps	2,248	10,379	—
Loss (gain) from asset disposals,impairment and other items (note 3)	(9,582)	(3,105)	(905)

Earnings from continuing health care operations before income taxes	148,068	127,985	66,774

Income taxes (note 15)
Current	44,209	38,523	19,162
Future (reduction)	5,522	(37,452)	5,460

	49,731	1,071	24,622

Earnings from continuing health care operations	98,337	126,914	42,152
Share of equity accounted earnings (note 8)	3,928	9,375	18,884

Earnings from continuing operations	102,265	136,289	61,036
Loss from discontinued operations, net of income taxes (note 4)	(7,160)	(11,088)	(362)

Net earnings	95,105	125,201	60,674

Earnings per Subordinate Voting Share (note 16)
Basic
Earnings from continuing operations	1.50	1.97	0.88
Net earnings	1.39	1.81	0.87
Diluted
Earnings from continuing operations	1.48	1.94	0.87
Net earnings	1.37	1.78	0.86
Earnings per Multiple Voting Share (note 16)
Basic
Earnings from continuing operations	1.40	1.97	0.88
Net earnings	1.29	1.81	0.87
Diluted
Earnings from continuing operations	1.38	1.94	0.87
Net earnings	1.27	1.78	0.86

Extendicare 2005 Annual Report	61	Consolidated Statements

Consolidated Statements of Cash Flows
Extendicare Inc.

(thousands of dollars) Years ended December 31	2005	2004	2003

Cash Provided by (Used in) Operations
Net earnings	95,105	125,201	60,674
Adjustments for:
Depreciation and amortization	68,152	56,873	63,657
Provision for self-insured liabilities	9,866	13,762	13,010
Payments for self-insured liabilities	(20,675)	(24,494)	(31,545)
Future income taxes (note 15)	4,839	(40,789)	5,460
Undistributed share of earnings from equity investments, net of dividends received	(3,928)	58,919	(18,884)
Valuation adjustment on interest rate caps	2,248	10,379	—
Loss (gain) from asset disposals,impairment and other items (note 3)	(5,055)	5,240	(905)
Other	(1,049)	2,664	1,309

	149,503	207,755	92,776
Net change in operating assets and liabilities
Accounts receivable	(18,170)	10,861	4,724
Inventories, supplies and prepaid expenses	(1,684)	(541)	(225)
Accounts payable and accrued liabilities	17,282	(40)	(128)
Income taxes	(10,754)	5,927	3,532

	136,177	223,962	100,679

Cash Provided by (Used in) Investment Activities
Property and equipment	(81,212)	(69,122)	(64,347)
Acquisitions, net of cash acquired (note 2)	(190,527)	(8,750)	(5,346)
Net proceeds from dispositions (note 3)	12,522	42,496	2,047
Return of equity investment	—	14,119	—
Other assets	19,817	25,190	1,869

	(239,400)	3,933	(65,777)

Cash Provided by (Used in) Financing Activities
Issue of long-term debt	104,748	170,480	11,021
Repayment of long-term debt	(101,406)	(283,067)	(14,320)
Decrease (increase) in investments held for self-insured liabilities	(1,898)	(12,082)	5,626
Purchase of shares for cancellation	(27,143)	(7,294)	(8,093)
Dividends paid	(10,108)	(665)	(766)
Financing costs	(1,387)	(16,494)	(186)
Other	6,575	5,328	3,843

	(30,619)	(143,794)	(2,875)

Foreign exchange gain (loss) on cash held in foreign currency	258	(2,754)	(9,805)

Increase (decrease) in cash and cash equivalents	(133,584)	81,347	22,222
Cash and cash equivalents at beginning of year	156,193	74,846	52,624

Cash and cash equivalents at end of year	22,609	156,193	74,846

Cash and Cash Equivalents
Cash and short-term investments	38,255	156,193	74,846
Outstanding cheques in excess of bank balance	15,646	—	—

	22,609	156,193	74,846

Extendicare 2005 Annual Report	62	Consolidated Statements

Consolidated Statements of Shareholders’ Equity
Extendicare Inc.

(thousands of dollars for amounts) Years ended December 31		2005		2004		2003
	Number	Amount	Number	Amount	Number	Amount

Share Capital (note 13)
Class I Preferred Shares
Cumulative Redeemable, Series 2
Issued and outstanding at beginning of year	100,305	2,507	122,205	3,054	139,705	3,492
Purchased pursuant to obligation	(11,500)	(288)	(21,900)	(547)	(17,500)	(438)

Issued and outstanding at end of year	88,805	2,219	100,305	2,507	122,205	3,054
Adjustable Dividend, Series 3	93,310	2,333	93,310	2,333	93,310	2,333
Adjustable Dividend, Series 4	241,240	6,031	241,240	6,031	241,240	6,031
Class II Preferred Shares, Series 1	382,979	6,319	382,979	6,319	382,979	6,319

Class I and II Preferred Shares issued and outstanding at end of year		16,902		17,190		17,737

Subordinate Voting Shares
Issued and outstanding at beginning of year	56,687,086	265,576	56,575,211	264,805	57,107,011	267,894
Purchased pursuant to issuer bid	(1,430,000)	(6,655)	(456,100)	(2,125)	(1,107,000)	(5,170)
Issued on conversion of Multiple Voting Shares	37,659	94	—	—	210,700	524
Issued pursuant to options	723,650	3,243	567,975	2,896	364,500	1,557

Issued and outstanding at end of year	56,018,395	262,258	56,687,086	265,576	56,575,211	264,805

Multiple Voting Shares
Issued and outstanding at beginning of year	11,904,992	29,623	11,912,692	29,642	12,557,092	31,245
Purchased pursuant to issuer bid	(75,900)	(189)	(7,700)	(19)	(433,700)	(1,079)
Converted to Subordinate Voting Shares	(37,659)	(94)	—	—	(210,700)	(524)

Issued and outstanding at end of year	11,791,433	29,340	11,904,992	29,623	11,912,692	29,642

Share capital		308,500		312,389		312,184

Contributed surplus — fair value of stock options		391		318		144

Retained Earnings (Deficit)
Balance at beginning of year		151,903		31,959		(26,545)
Earnings for the year		95,105		125,201		60,674
Purchase of shares in excess of book, net (note 13)		(20,012)		(4,602)		(1,407)
Dividends		(13,214)		(655)		(763)

Balance at end of year		213,782		151,903		31,959

Foreign currency translation adjustment account		(25,367)		(7,623)		12,146

		497,306		456,987		356,433

Extendicare 2005 Annual Report	63	Consolidated Statements

Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2004 and 2003
1. Summary of Significant Accounting Policies
(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of Extendicare Inc. and its subsidiaries (“Extendicare”or the “Company”). Health care operations are conducted through wholly owned subsidiaries Extendicare Health Services, Inc. (EHSI) in the United States, and Extendicare (Canada) Inc. (ECI) in Canada, and their subsidiaries.

The equity method is used to account for the Company’s 34.8% ownership interest in Crown Life Insurance Company (Crown Life).

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2005.

(b)	Change in Accounting Policies

The Company adopted the following new accounting recommendation of the Canadian Institute of Chartered Accountants (CICA) in 2005.

Non-Monetary Transactions

Effective July 1, 2005, the Company elected early adoption of the new Handbook Section 3831 “Non-Monetary Transactions”, which the CICA issued in June 2005. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006, and early adoption is permitted as of the beginning of a fiscal or interim period on or after July 1, 2005. The standard requires that all non-monetary transactions be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation. A non-monetary transaction has commercial substance when an entity’s future cash flows are expected to change significantly as a result of the transaction. In the third quarter the Company had a non-monetary transaction that resulted in a pre-tax gain of $10,784,000 (note 3).

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The more subjective of such estimates are revenue rate settlements, accrual for self-insured liabilities, impairment of long-lived assets and goodwill, and valuation allowances for future tax assets. The recorded amounts for such items are based on management’s best information and judgement and accordingly, actual results could differ from estimates.

Extendicare 2005 Annual Report	64	Notes to Consolidated Statements

(d)	Foreign Currency Translation

Foreign operations and foreign currency denominated items are translated to Canadian dollars.

Revenues and expenses of self-sustaining foreign operations are translated at average rates of exchange in effect during the period. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Unrealized exchange gains or losses arising on translation are deferred and included in shareholders’ equity in the foreign currency translation adjustment account.

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash and short-term investments less bank overdraft and outstanding cheques. Short-term investments, comprised of money market instruments, have a maturity of 90 days or less from their date of purchase and are stated at cost, which approximates net realizable value.

(f)	Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Provisions for depreciation and amortization are computed by the straight-line method at rates based on the following estimated life expectancies.

Buildings	20 to 40 years
Building improvements	5 to 30 years
Furniture and equipment	varying periods not exceeding 15 years
Land improvements	10 to 25 years
Leasehold improvements	the shorter of the useful life of the improvements or the initial term of the lease
Nursing home assets leased to unrelated operators under operating lease arrangements are stated at cost less accumulated depreciation. Provisions for depreciation are computed as outlined above.

Construction in progress includes pre-acquisition costs and other direct costs related to acquisition, development and construction of properties, including interest, which are capitalized until the facility is opened. Depreciation of the facility, including interest capitalized, is commenced the month after the facility is opened based upon the useful life of the asset, as outlined above.

Government grants funded over extended periods to construct facilities are present valued and recorded as long-term receivables, with an offset to the cost of construction, once all conditions of the grant have been met.

Extendicare 2005 Annual Report	65	Notes to Consolidated Statements

(g)	Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalizing a lease under accounting principles generally accepted, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Property and equipment recorded under capital leases are depreciated on the same basis as described in note 1(f ). Rental payments under operating leases are expensed as incurred.

(h)	Deferred Charges

Costs associated with obtaining financing are deferred and amortized over the life of the related debt. The costs of acquiring leasehold rights are deferred and amortized over the term of the lease including renewal options. Deferred charges are stated at cost less accumulated amortization and are included in other assets in the consolidated balance sheets.

(i)	Acquisitions

The Company accounts for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair value at the date of acquisition. Any excess is then recorded as goodwill.

In allocating the purchase price to identifiable intangible assets in its acquisitions, the Company assigns values to resident relationships as described in note 1(j).

Also, in the allocation of the purchase price the Company determines a value for below (or above) market resident contracts. Below (or above) market resident contracts represent the value of the difference between amounts to be paid pursuant to the in-place resident contracts and management’s estimate of the fair market value rate, measured over a period of either the average resident stay in the facility, or the period under which the Company can change the current contract rates to market. This value may be set up as a deferred credit in accrued liabilities or a deferred asset and is amortized. In the case of the acquisition of Assisted Living Concepts, Inc., the below market resident contract value was set up as a deferred credit in accrued liabilities, which is being amortized over a 24-month period based upon the Company’s estimate of the period over which the customer rates will be increased to market rates. The amortization of below (or above) market resident contracts is included in revenue in the statement of earnings.

(j)	Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired net assets in excess of their fair market values. Goodwill and other intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Extendicare 2005 Annual Report	66	Notes to Consolidated Statements

Other intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying values. Other intangible assets include leasehold rights, which are amortized over the term of the lease including renewal options.

Resident relationships acquired through the acquisition of facilities are another component of other intangible assets. Resident relationships acquired for existing residents avoid the cost of obtaining new residents and also include a value of lost net resident revenue over the estimated lease-up period of the property. Resident relationships intangible assets are amortized on a straight-line basis, based upon a review of the residents’ average length of stay. The Company generally amortizes the resident relationships asset over a 36-month period for assisted living facilities, and an 18-month period for nursing facilities. The amortization period is subject to evaluation upon each acquisition. Amortization of the resident relationships asset is included within amortization expense in the statement of earnings.

(k)	Impairment of Long-lived Assets

The Company periodically assesses the recoverability of long-lived assets when there are indications of potential impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. The amount of any impairment is determined as the excess of the asset’s net carrying value over its fair value, as determined by its estimated future cash flows discounted using a risk adjusted interest rate or current market value, as appropriate.

(l)	Self-insured Liabilities

The Company self-insures certain risks related to general and professional liability. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not reported and is based on estimates of loss based on assumptions made by management, including consideration of actuarial projections.

The Company invests funds to support the accrual for self-insured liabilities. These funds are investment grade, are carried at cost or amortized cost and are classified in other assets as investments held for self-insured liabilities.

The Company also self-insures certain risks related to auto liability, health benefits, employers’ liability and workers’compensation and accruals for these self-insured risks are included in accounts payable and accrued liabilities.

(m)	Revenue

In the United States, nursing centre revenue results from the payment for services and products from various federal and state medical assistance programs as well as private-pay residents. Revenue is recorded in the period in which services and products are provided at established rates less contractual adjustments. Contractual adjustments include differences between established billing rates and amounts estimated by management as reimbursable under various reimbursement formulas or contracts in effect. Differences between final settlements and amounts recorded in previous years are reported as adjustments to revenue in the period such settlements are determined.

Extendicare 2005 Annual Report	67	Notes to Consolidated Statements

Also in the United States, the Company derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. This revenue source is primarily from Health Maintenance Organizations (HMOs) and commercial insurance, workers’ compensation, self-pay clients and partly from Medicare and Medicaid.

In Canada fees charged for its nursing centres and home care services are regulated by provincial authorities. Provincial programs fund a substantial portion of these fees. Revenue is recorded in the period in which services and products are provided.

Assisted living facility revenue is primarily derived from private-pay residents in the period in which the services are provided and at rates established by the Company based upon the services provided and market conditions in the area of operation.

(n)	Income Taxes

The Company follows the asset and liability method of tax allocation, which is based on differences between financial reporting and tax bases of assets and liabilities. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantially enacted at the balance sheet date. Realization of future tax assets is dependent on the availability of taxable income of similar character.

(o)	Employee Future Benefits

The costs of the Company’s defined benefit pension plans are accrued as earned, based on actuarial valuations. The Company’s pension fund assets are valued at market values and the net actuarial gain or loss in excess of 10% of the greater of the benefit obligations and the market value of plan assets is amortized over the average remaining service periods of active employees. Employee future benefit obligations are measured using market interest rates for high quality debt instruments.

(p)	Hedging Derivatives

The Company enters into derivative contracts in the form of interest rate swaps to hedge its fixed-rate U.S. debt obligations and interest rate caps to offset possible increases in variable-rate payments under its interest rate swaps related to increases in market interest rates. In order for a derivative to qualify as a hedge, the hedge relationship must be designated and formally documented at its inception, detailing the particular risk management objective and the strategy for the hedge and the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. Changes in the fair value of the derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Hedge effectiveness is evaluated at the inception of the hedge relationship and on an ongoing basis. The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or because management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value, and changes in fair value are reported in the statement of earnings.

Extendicare 2005 Annual Report	68	Notes to Consolidated Statements

(q)	Stock-based Compensation Plan

The Company has a stock-based compensation plan, which is described in note 13 and recognizes compensation expense for option awards using the fair value method of accounting. The Company adopted the fair value method of accounting prospectively, applied to awards granted under the plan beginning January 1, 2003. For awards granted under the plan prior to January 1, 2003, the Company applies the settlement method, whereby no compensation cost is recorded, and consideration paid by employees on the exercise of stock options is treated as share capital.

In May 2004 the Company amended its stock option plan to add the ability to grant tandem share appreciation rights with option grants. For awards under its stock option plan that include tandem share appreciation rights, the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes, either increases or decreases, in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award.
2.	Acquisitions

On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179,450,000 (US$144,578,000). On January 31, 2005, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60,000,000 on EHSI’s revolver loan, using US$29,578,000 of EHSI’s cash on hand, and using US$55,000,000 of cash from Extendicare. ALC had operating cash on hand of $8,095,000 (US$6,522,000) at the date of acquisition. ALC’s financial results for the 11 months ended December 31, 2005, are included in the consolidated results of the Company for the year ended December 31, 2005. The acquisition was accounted for as a purchase transaction. Included in the following table is the impact of the acquisition and the allocation of the purchase price on the Company’s financial statements at January 31, 2005. As part of the allocation of the purchase price, a value of $7,890,000 (US$6,357,000) was assigned to resident relationships and classified as intangible assets. The Company completed in December 2005 the valuation of ALC’s net assets acquired and the changes to the allocation previously reported for the interim reporting period as at September 30, 2005, were mainly due to future income taxes and goodwill. Future tax assets of $5,585,000 changed to a future tax liability of $755,000, and goodwill increased by $3,757,000 and other assets and liabilities changed by immaterial amounts. Total assets and total liabilities changed by approximately $1,800,000.

On December 1, 2005, EHSI acquired a 126-bed nursing home in Pennsylvania for cash of $8,856,000 (US$7,590,000). Also, on June 1, 2005, EHSI acquired a 127-bed nursing home in Kentucky for cash of $10,316,000 (US$8,219,000). The net assets acquired in these two transactions and the final allocation of the purchase price is also included in the following table.

Extendicare 2005 Annual Report	69	Notes to Consolidated Statements

The following is a summary of the allocation of purchase price to acquired assets and liabilities finalized as at December 31,2005.

(thousands of dollars)	ALC Acquisition		Nursing Homes Acquired		Total
	US$		US$
Assets
Cash	6,522	8,095	—	—	8,095
Other current assets	12,024	14,925	28	32	14,957
Property and equipment	283,686	352,111	13,960	16,939	369,050
Goodwill	5,556	6,896	2,018	2,427	9,323
Other intangible assets (resident relationships)	6,357	7,890	95	115	8,005
Other long-term assets	1,459	1,811	—	—	1,811

Total assets	315,604	391,728	16,101	19,513	411,241

Liabilities
Current maturities of long-term debt	3,418	4,242	—	—	4,242
Unfavourable leases as lessor	3,715	4,611	—	—	4,611
Other current liabilities	18,318	22,737	292	341	23,078
Long-term debt	140,212	174,031	—	—	174,031
Future income taxes	608	755	—	—	755
Other long-term liabilities	4,755	5,902	—	—	5,902

Total liabilities	171,026	212,278	292	341	212,619

Purchase price	144,578	179,450	15,809	19,172	198,622

In January 2005 EHSI entered into a Memorandum of Understanding (MOU), and later two new master lease agreements, with LTC Properties, Inc. (LTC) in respect of 37 facilities leased to ALC by LTC. Under the terms of the MOU and master lease agreements, which became effective January 1, 2005, EHSI agreed to increase the annual rent paid to LTC by US$250,000 per annum for each of the successive four years, commencing on January 1, 2005, and amended the terms relating to inflationary increases. Formerly, the 37 leases had expiration dates ranging from 2007 through 2015. Under the terms of the master lease agreements, the initial 10-year lease term commenced on January 1, 2005, and there are three successive 10-year lease renewal terms to be exercised at the option of EHSI. There are no significant economic penalties to EHSI if it decides not to exercise the renewal options. The aggregate minimum rent payments for the LTC leases for the calendar years 2005 through 2008 are US$9,400,000, US$9,800,000, US$10,200,000 and US$10,700,000, respectively. The minimum rent will increase by 2% over the prior year’s minimum rent for each of the calendar years 2009 through 2014. Annual minimum rent during any renewal term will increase by a minimum of 2% over the minimum rent of the immediately preceding year. The MOU provides that LTC will not assert certain events of default against ALC under the original leases. The Company accounts for the effect of scheduled rent increases on a straight-line basis over the lease term.
On June 1, 2004, EHSI acquired four nursing homes (321 beds) located in Indiana for cash of $6,859,000 (US$5,031,000). On February 12, 2004, EHSI acquired for cash of $1,891,000 (US$1,423,000) a skilled nursing facility in Washington that it had operated previously under a lease arrangement.
On December 31, 2003, EHSI acquired a 99-bed skilled nursing facility in Wisconsin for cash of $5,346,000 (US$4,124,000).

Extendicare 2005 Annual Report	70	Notes to Consolidated Statements

3.	Loss (Gain) from Asset Disposals, Impairment and Other Items

The following summarizes the components of the loss (gain) from asset disposals, impairment and other items.

(thousands of dollars)	2005	2004	2003

Loss (gain) from dispositions
Completion of U.S. divestiture	—	(6,616)	—
Sale of U.S. nursing and assisted living facilities	—	753	—
Sale of Canadian nursing and retirement facilities	—	(13,504)	189

	—	(19,367)	189
Issuance and retirement of debt
Tender and call premiums	—	7,805	—
Legal expenses	—	390	—
Write-off of deferred financing costs	—	3,167	—
Bond discount and foreign exchange	—	(771)	—
Termination of interest rate swap and cap	—	(3,661)	—
Loss (gain) on investment in Omnicare	(13,899)	5,046	—
Provision against U.S. advances	5,225	—	—
Loss on repayment of notes due from Tandem	—	1,720	—
Provision for impairment of U.S. long-lived assets	305	2,125	—
Gain on sale of non-core assets	(1,550)	—	(1,081)
Other	337	441	(13)

	(9,582)	(3,105)	(905)

For continuing operations and discontinued operations, the following reconciles the loss (gain) from asset disposals, impairment and other items as well as net proceeds from dispositions to the amounts reported in the cash flow statements.

(thousands of dollars)	2005	2004	2003

Reconciliation of loss (gain) from asset disposals, impairment and other items
Continuing operations	(9,582)	(3,105)	(905)
Discontinued operations (note 4)	4,527	8,345	—

	(5,055)	5,240	(905)

(thousands of dollars)	2005	2004	2003

Reconciliation of net proceeds from dispositions
Continuing operations	—	43,675	2,047
Notes receivable	—	(1,179)	—
Discontinued operations (note 4)	12,522	—	—

	12,522	42,496	2,047

Extendicare 2005 Annual Report	71	Notes to Consolidated Statements

2005
On September 16th, EHSI received 164,000 common shares of Omnicare, Inc. (Omnicare) plus cash of US$47,000 for fractional shares resulting from a warrant agreement received as part of the sale of its pharmacy business in 1998. EHSI executed with Omnicare an amendment to this warrant agreement to permit largely a cashless exercise using the difference between the average 10-day trading price of Omnicare’s common stock and the US$48.00 exercise price of the warrant for 1,500,000 shares. The amendment also lifted restrictions of the warrant on the subsequent sale of shares by EHSI. In the third quarter of 2004, EHSI had written off the full carrying value of the warrant of $5,046,000 (US$4,000,000) because it was believed at that time that the decline in Omnicare’s share price made it unlikely that the trading price of the shares would exceed the exercise price of the warrant by its September 16, 2005, expiration date (note 7).
The non-monetary exchange on September 16th was accounted for at the fair value of the shares received and resulted in a pre-tax gain of $10,784,000 (US$9,158,000). Separately, 50,000 of 125,000 common shares of Omnicare that Extendicare held were also sold in September for proceeds of $3,128,000 (US$2,656,000), resulting in a pre-tax gain of $914,000. Subsequently, in the fourth quarter Extendicare sold its remaining 75,000 shares for proceeds of $5,044,000 (US$4,268,000), resulting in a pre-tax gain of $1,724,000 and EHSI sold 64,000 shares for proceeds of $4,664,000 (US$3,961,000) and an incremental gain to that recognized on September 16, 2005, of $477,000 (US$405,000). For these transactions, the total cash proceeds received were $12,836,000 and the combined pre-tax gain was $13,899,000, including the non-cash gain on the value of EHSI’s 100,000 unsold shares.
In the fourth quarter, EHSI recorded a pre-tax charge to earnings of $5,225,000 (US$4,500,000) as a provision against advances made to Senior Health Properties — Texas, Inc. (Senior Health — Texas). EHSI made these advances in 2001 as part of the transfer of all of its Texas nursing home operations to Senior Health — Texas. During 2005 Senior Health — Texas has experienced reduced cash flow from operations due to the limited Medicaid rate increases.
Also in December, EHSI made the decision to close and convert one assisted living facility into a nursing facility, which would then enable the transfer of residents from EHSI’s nearby nursing facility. Subsequent to the transfer of nursing facility residents, the existing facility is expected to be sold. EHSI recorded an impairment provision against long-lived assets of $305,000 (US$258,000) to reduce the carrying value of the current nursing facility to the fair market value less estimated costs of disposition.
In 2005 the Company had pre-tax gains of $1,550,000 from the following sales of non-core assets: Extendicare sold a miscellaneous asset for proceeds of $220,000 resulting in a pre-tax gain of $220,000 in the third quarter; EHSI sold common shares of MetLife, Inc. for $1,211,000 (US$977,000) for a pre-tax gain of $781,000 (US$630,000) in the second quarter; and EHSI sold a former nursing home property in Maryland that was closed in 1998 for $2,301,000 (US$1,878,000) for a pre-tax gain of $549,000 (US$448,000) in the first quarter. The combined proceeds were $3,732,000 for these transactions.
In the first quarter EHSI also prepaid in full $11,654,000 (US$9,500,000) of Industrial Development Revenue Bonds and prepaid a mortgage of $6,521,000 (US$5,317,000) that resulted in the pre-tax write-off of $337,000 (US$275,000) of deferred financing costs.

Extendicare 2005 Annual Report	72	Notes to Consolidated Statements

2004
In June EHSI concluded with Greystone Tribeca Acquisition, L.L.C. (Greystone) the divestiture agreement, which involved the disposal of 11 nursing centres and four assisted living centres located in Florida. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and because EHSI held an option to repurchase the facilities. EHSI received $13,577,000 (US$10,000,000) as final payment of the contingent consideration resulting in a pre-tax gain on asset disposals of $6,616,000 (US$4,873,000). Also, EHSI had received in April $3,666,000 (US$2,700,000) of accrued interest on contingent notes, which was reported as interest income.
In August EHSI disposed of its Arkansas operations, which consisted of a 96-bed nursing facility and three assisted living facilities (181 units) located on one campus. Gross sale proceeds were $7,972,000 (US$6,078,000) and consisted of cash and a $1,179,000 (US$900,000) five-year note, resulting in a pre-tax loss of $753,000 (US$574,000). Net proceeds, after disposition costs, were $7,542,000.
In September ECI sold its only nursing home in British Columbia (75 beds) for gross proceeds of $5,500,000, which resulted in a pre-tax gain of $847,000. Of the proceeds, $4,702,000 was used to retire a mortgage of $3,166,000 related to the home and to pay $1,536,000 for other costs of disposition. In February the Company sold two Ontario homes (275 beds) for gross proceeds of $19,570,000 resulting in a pre-tax gain of $12,657,000. A portion of the proceeds was used to retire a mortgage of $6,611,000 associated with the homes. The total net proceeds and pre-tax gain for both of these transactions after disposition costs were $22,556,000 and $13,504,000, respectively.
In the second quarter, as a result of the tender and call of EHSI’s 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”), the Company booked the following amounts: the consolidated net premiums paid for the early redemption of the 2007 Notes of $7,805,000 (US$5,766,000); legal fees of $390,000 (US$285,000); the write-off of deferred financing charges of $3,167,000 (US$2,359,000); and a gain from unamortized bond discount and foreign exchange of $771,000. In addition, pursuant to the termination of the associated interest rate swap and cap arrangements, a consolidated net gain of $3,661,000 (US$2,727,000) was recorded.
In June EHSI accepted a cash pre-payment of $21,941,000 (US$16,150,000) for $23,096,000 (US$17,000,000) of notes receivable due 2007 from Tandem Health Care, Inc. (Tandem) from divestitures in 2002 and 1999. After payment of associated selling expenses of $565,000 (US$416,000), EHSI recorded a pre-tax loss of $1,720,000 (US$1,266,000).
In March EHSI made a formal decision to consolidate two Indiana nursing facilities into one renovated facility, which resulted in a reduction of 46 beds. EHSI recorded a pre-tax loss on impairment of this long-lived asset of $2,125,000 (US$1,612,000).
In the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds that resulted in the pre-tax write-off of $663,000 of deferred financing costs. In Canada ECI sold non-core assets for a pre-tax gain of $222,000 in the second quarter.

Extendicare 2005 Annual Report	73	Notes to Consolidated Statements

2003
In April ECI sold a nursing home in Alberta for gross proceeds of $2,700,000, resulting in a pre-tax loss of $189,000. In March the Company sold a non-core property in Alberta for proceeds of $1,081,000 consisting of cash and a note receivable of $180,000. The asset had been written off in prior years and the sale resulted in a gain of $1,081,000.
4.	Discontinued Operations

In the last half of 2005, EHSI sold six Florida nursing properties formerly leased to Senior Health Properties –South, Inc. (Senior Health – South). EHSI also sold the Lakeside, Wisconsin nursing property formerly leased to Lakeside Health L.L.C. (Lakeside Health) and commenced plans to dispose of three nursing facilities in Minnesota. The Company has reported results of all of these operations and the related pre-tax gains (or losses) from impairment charges and dispositions as discontinued operations and has restated prior years. As of December 31, 2005, EHSI had assets held for sale of $1,548,000 (US$1,331,000) for the Minnesota properties, which are included in other assets (note 7).

The Company has two geographic segments for reporting purposes, and the discontinued operations were part of its United States segment. The Company has adjusted its disclosure of segmented reporting to reflect these discontinued operations.

The following is a summary of the discontinued operations.

(thousands of dollars except per share amounts) Years ended December 31	2005	2004	2003

Revenue	22,109	38,678	53,270

Operating costs	28,485	44,006	51,337
Depreciation	1,266	2,383	2,552
Interest income	(145)	(180)	(174)

Loss before the undernoted	(7,497)	(7,531)	(445)
Impairment charge on assets held for sale	(9,496)	(8,345)	—
Gain on sale of Florida leased and Lakeside facilities	4,969	—	—

Loss from discontinued operations before income taxes	(12,024)	(15,876)	(445)
Income tax recovery	4,864	4,788	83

Loss from discontinued operations	(7,160)	(11,088)	(362)

Loss per Subordinate Voting Share
Basic	(0.11)	(0.16)	(0.01)
Diluted	(0.11)	(0.16)	(0.01)

Loss per Multiple Voting Share
Basic	(0.11)	(0.16)	(0.01)
Diluted	(0.11)	(0.16)	(0.01)

Sale of Florida Leased Properties
On August 31, 2005, EHSI concluded the sale of six leased nursing facilities in Florida for net proceeds of $11,175,000 (US$9,413,000), resulting in a pre-tax gain of $3,987,000 (US$3,358,000). The facilities were purchased by Senior Health – South, which exercised its purchase option according to its lease agreement of December 2000. As part of this transaction EHSI collected in full, advances of approximately $3,700,000 (US$3,200,000).

Extendicare 2005 Annual Report	74	Notes to Consolidated Statements

Lakeside Nursing Facility of Wisconsin
In December 2005 EHSI sold for net proceeds of $1,347,000 (US$1,160,000) the Lakeside nursing facility, located in Chippewa Falls, Wisconsin, formerly leased to and operated by Lakeside Health, a subsidiary of Benedictine Health Dimensions, Inc. (Benedictine). The sale resulted in a pre-tax recovery of $982,000 (US$846,000), which partly offset operating losses and an impairment charge previously recognized in the 2005 second quarter.
In 2004, as a result of facility citations for survey deficiencies in the Lakeside nursing home, EHSI had agreed with the State of Wisconsin to transfer the operations under a three-year lease arrangement, effective August 1, 2004, to Lakeside Health. In the third quarter of 2005, EHSI and Benedictine notified the State of Wisconsin of their joint decision to terminate the lease agreement, to relocate all residents and to close the nursing facility. In addition, EHSI initiated actions to sell the property. As a result of EHSI’s requirement to fund the operating losses of Lakeside Health, EHSI reported a net loss from operations, after the transfer the operations to Lakeside Health, of $2,200,000 (US$1,800,000) for the five-month period ended December 31, 2004, and $7,273,000 (US$6,003,000) for the year ended December 2005. In the second quarter of 2005, EHSI recorded an asset impairment charge of $7,069,000 (US$5,700,000) to reduce the carrying value of the Lakeside property to its fair value of $500,000 (US$400,000). The Company had previously recorded an impairment charge of $8,345,000 (US$6,825,000) in the fourth quarter of 2004.
Minnesota Nursing Properties
In the third quarter of 2005, due to the poor financial performance of the facilities, EHSI made the decision, with the State of Minnesota’s approval, to close three nursing facilities (343 beds) located in Minneapolis/St. Paul and actively pursue the disposition of the properties on the market. As a result, in the third quarter the Company recorded an impairment charge against the long-lived assets of $2,427,000 (US$2,061,000) based upon the fair value of the properties. As of December 31, 2005, EHSI has vacated all residents from two of the three nursing facilities, and several parties have expressed interest in purchasing the properties.

Extendicare 2005 Annual Report	75	Notes to Consolidated Statements

5. Property and Equipment

(thousands of dollars)			2005			2004
		Accumulated			Accumulated
		Depreciation and	Net Book		Depreciation and	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land and land improvements	89,594	4,062	85,532	68,247	5,124	63,123
Buildings	1,289,405	359,016	930,389	967,459	352,566	614,893
Furniture and equipment	134,157	58,450	75,707	130,168	63,402	66,766
Leasehold improvements	17,359	7,208	10,151	15,566	7,208	8,358
Construction in progress	6,960	—	6,960	14,261	—	14,261

	1,537,475	428,736	1,108,739	1,195,701	428,300	767,401

The cost of assets included in property and equipment under capital leases was $98,166,000 (2004 – $81,930,000) with accumulated depreciation of $7,184,000 (2004 – $4,696,000) note 10.
At December 31, 2005, as a lessor, EHSI leased four nursing facilities and subleased 12 facilities, all of which were treated as operating leases to Senior Health – Texas. The leases expire in September 2006, and the subleases expire through February 2012. The terms of the agreements provide the lessee with the option to purchase these EHSI-owned facilities during the term. The net book value at December 31, 2005, of the assets under operating lease agreements was $8,094,000 (2004 – $24,355,000).
Interest is capitalized in connection with the construction of facilities and is amortized over their estimated useful life. Interest capitalized in 2005, 2004 and 2003 was $687,000, $582,000 and $1,342,000, respectively.
6. Goodwill and Other Intangible Assets

(thousands of dollars)			2005	2004

Goodwill
Balance at beginning of year			87,364	93,583
Additions in the year			9,323	646
Disposals in the year			(27)	—
Foreign exchange			(3,347)	(6,865)

Balance at end of year			93,313	87,364

	Leasehold	Resident
	Rights	Relationships

Other intangible assets
Gross carrying value at beginning of year	12,039	—	12,039	12,985
Additions in the year	—	8,005	8,005	—
Foreign exchange	(390)	(502)	(892)	(946)

Gross carrying value at end of year	11,649	7,503	19,152	12,039

Accumulated amortization at beginning of year	(9,720)	—	(9,720)	(9,010)
Amortization	(1,377)	(2,383)	(3,760)	(1,480)
Foreign exchange	370	96	466	770

Accumulated amortization at end of year	(10,727)	(2,287)	(13,014)	(9,720)

Net carrying value	922	5,216	6,138	2,319

			99,451	89,683

Extendicare 2005 Annual Report	76	Notes to Consolidated Statements

Other intangible assets in 2004 consisted entirely of leasehold rights.
Since the adoption of a new accounting standard effective January 1, 2002, the Company has ceased the amortization of goodwill and the Company annually tests goodwill and intangible assets for impairment. No impairment existed for the years 2005, 2004 and 2003.
7. Other Assets

(thousands of dollars)	2005	2004

Investments held for self-insured liabilities	49,031	48,920
Notes, mortgages and amounts receivable	70,135	70,513
Other long-term receivables, less allowance of nil (2004 – $3,599)	6,531	12,278
Deferred charges	15,898	19,009
Assets held for sale	1,548	—
Other investments	184	6,136
Long-term accounts receivable from consulting agreements	—	11,382

	143,327	168,238

Investments Held for Self-insured Liabilities
These investments are subject to insurance regulatory requirements. The investment portfolio is comprised of U.S. dollar-denominated cash, money market funds and investment-grade corporate and government securities. Certain of these investments in the amount of $9,068,000 (US$7,797,000) have been pledged as collateral for letters of credit issued by the banker of the Company’s captive insurance company in favour of ceding companies.

(thousands of dollars)	2005	2004

Fixed income securities, with maturities due
In one year or less	4,422	1,083
After 1 year through 5 years	7,240	12,782
After 5 years through 10 years	7,302	4,691

	18,964	18,556
Cash and money market funds	25,243	27,093
Equities	4,824	3,271

	49,031	48,920

Notes, Mortgages and Amounts Receivable
Included in notes, mortgages and amounts receivable are $56,558,000 (2004 – $59,640,000) of notes receivable and discounted amounts receivable due from government agencies. The notes receivable of $5,026,000 (2004 – $6,179,000) bear interest at rates ranging from 6.35% to 7.75%. The amounts receivable of $51,532,000 (2004 – $53,461,000) represent amounts funded by the Ontario government for a portion of nursing home construction costs over a 20-year period. As each facility was opened, a receivable from the government was recorded based on applying a discount rate equivalent to the yield on a 20-year Ontario government bond. The amounts were discounted at rates ranging from 5.3% to 6.5% and the amounts were also treated as a reduction of property and equipment related to the facility.

Extendicare 2005 Annual Report	77	Notes to Consolidated Statements

In 2004 Tandem refinanced two of its nursing facilities and paid off $5,850,000 (US$4,402,000) of notes receivable due to EHSI, which were included in notes, mortgages and amounts receivable. Also in 2004, EHSI accepted a cash payment of $21,927,000 (US$16,150,000) for the remaining US$17,000,000 of notes receivable due from Tandem, resulting in a pre-tax loss of $1,720,000 that was included in loss (gain) from asset disposals, impairment and other items in the statement of earnings for 2004.
Other Long-term Receivables
For Medicare revenue earned prior to the implementation of the Prospective Payment System (PPS), and Medicaid programs with a retrospective reimbursement system, differences between revenue that EHSI ultimately expects to realize from these programs and amounts received are reflected as accounts receivable, or as accrued liabilities when payments have exceeded revenue that EHSI ultimately expects to realize.
Accounts receivable from both Medicare and Medicaid state programs at December 31, 2005, totalled $13,969,000 (2004 – $20,379,000), net of an allowance of nil (2004 – $5,252,000). The amounts expected to be substantially collected within one year are reported as current accounts receivable, and the remaining amounts totalling $6,531,000 (2004 – $12,278,000) are reported in other assets.
In the third quarter of 2005, the Company recorded a contractual allowance against revenue of $2,666,000 (US$2,200,000), pertaining to Part A co-insurance receivables based upon the conclusion of audits covering the cost report years up to 2003.
Although there remain certain issues to be resolved with fiscal intermediaries, the significant settlement receivable issues in respect of revenue earned prior to the implementation of PPS were resolved in 2004. EHSI’s remaining Medicare settlement receivables primarily relate to reimbursable Part A co-insurance receivables, which totalled $10,583,000 (US$9,100,000) and $12,741,000 (US$10,600,000) at December 31, 2005 and December 31, 2004, respectively.
During 2004 EHSI reached negotiated settlements with fiscal intermediaries for outstanding Medicare settlement issues pertaining to revenue earned prior to the implementation of PPS. In January 2004 EHSI negotiated and subsequently received a cash settlement of $7,258,000 (US$5,600,000) for a staffing cost issue involving six claims years. This settlement did not result in any significant adjustment to the recorded receivable balance. In April 2004, in respect of two cost reporting years under appeal, EHSI reached a settlement with a fiscal intermediary on an issue involving the allocation of overhead costs. The settlement will result in payments to EHSI of approximately $10,000,000 (US$7,700,000), of which $9,097,000 (US$6,600,000) was received in May 2004, and the balance will be received upon resolution of other matters concerning the cost report years under appeal. EHSI had already collected $4,200,000 (US$3,000,000) in 2003 for the cost reporting year of 1996 under appeal involving the allocation of overhead costs, which resulted in no adjustment to the recorded receivable balance.
In August 2004 EHSI reached a settlement with a fiscal intermediary with respect to various issues regarding nursing facilities purchased in 1997 from Arbor Health Care Company (Arbor) and subsequently sold to Tandem in 1999. The settlement resulted in payments to EHSI of $2,567,000 (US$2,100,000), of which $2,200,000 (US$1,800,000) was received in the 2004 fourth quarter, and the remainder will be received in 2006. The settlement receivables were reserved for at the time of sale to Tandem, through an accrual of a US$3,700,000 long-term liability for outstanding tax, Medicare and other

Extendicare 2005 Annual Report	78	Notes to Consolidated Statements

claims against Arbor, and were also reserved for within provisions for divested operations. EHSI’s escrow funds of US$3,700,000 remain on deposit with a trustee. Upon settlement of these Medicare matters, EHSI is confident that there are no further outstanding claims in respect of Arbor. However, there can be no assurance that other claims will not be made until the expiry of the warranty period with Tandem in 2007. As a result of the settlement, EHSI applied the US$3,700,000 of other long-term liabilities and US$3,200,000 of accrued liabilities for divested operations against the balance of the unrecoverable Medicare settlement receivable. As a result, there was no gain or loss recognized on settlement of this issue.

In September 2004 EHSI reached a settlement with a fiscal intermediary with respect to a Director of Nursing staff cost issue amounting to $3,912,000 (US$3,200,000), of which $3,423,000 (US$2,800,000) was received in the fourth quarter of 2004 and the balance will be received in 2006. There was no gain or loss recognized on settlement of this issue.

Other Investments

In September 2004 EHSI wrote off its carrying value of $5,046,000 (US$4,000,000) of an investment in a warrant to acquire 1,500,000 shares of Omnicare that it held pursuant to the divestiture of the pharmacy operations to Omnicare in 1998.

8.	Equity Accounted Investments

Crown Life Insurance Company

Extendicare holds a 34.8% (1,113,690 shares) common equity interest in Crown Life, with a carrying value of $73,805,000 at December 31, 2005. Extendicare’s share of Crown Life’s earnings for the years ended December 31, 2005 and 2004 was $5,288,000 and $11,998,000, respectively. Extendicare received no dividends from Crown Life in 2005 and in 2004 received dividends of $82,413,000; $15,592,000 on June 15, 2004, or $14.00 per share, and $66,821,000 on December 15, 2004, or $60.00 per share.

In 1999 substantially all of Crown Life’s insurance business was sold or indemnity reinsured to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreement between Crown Life and its principal shareholders, HARO Financial Company and Extendicare, provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life. In July 2003 Great-West Lifeco Inc. acquired Canada Life, which has resulted in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.

Crown Life has voided certain reinsurance contracts and continues to investigate the validity of the claims arising from other reinsurance contracts. It is not possible to estimate the ultimate costs, if any, that may result.

Crown Life is a defendant in a number of lawsuits. It is not possible to predict the outcome of outstanding litigation, or to estimate any costs that might arise.

Extendicare 2005 Annual Report	79	Notes to Consolidated Statements

Salumatics Inc.

The Company’s share of Salumatics Inc.’s (Salumatics) loss for year ended December 31, 2005, was $1,360,000, after applying amounts previously reserved. Extendicare’s carrying value of its investment in Salumatics, a provider of electronic health information and record management services, was reduced to nil from $2,623,000 at December 31, 2004, as a result of losses of Salumatics and a provision against the remaining carrying value (note 21).

9.	Self-insured Liabilities and Measurement Uncertainty

The accrual for self-insured liabilities is based on management’s best estimate of the ultimate cost to settle claims. Management regularly evaluates the appropriateness of the carrying value of this liability. General and professional liability claims are the most volatile and significant of the risks for which the Company self-insures.

Management’s estimate of the accrual for general and professional liability costs is significantly influenced by assumptions, which are limited by the uncertainty of predictions concerning future events and assessments regarding expectations of several factors. Such factors include, but are not limited to: the frequency and severity of claims, which can differ materially by jurisdiction in which the Company operates; coverage limits of third-party reinsurance; the effectiveness of the claims management process; and uncertainty regarding the outcome of litigation.

As a result of the adverse development of claims experienced by the Company and the long-term care industry as a whole, the Company’s per claim retained risk increased significantly in 2000.This was mainly due to risk levels associated with the Florida and Texas operations. The Company exited the nursing home markets of these two highly litigious states in 2000 and 2001, respectively, thereby limiting future exposure to general liability claims. However, changes in the Company’s level of retained risk, and other significant assumptions that underlie management’s estimates of self-insured liabilities, could have a material effect on the future carrying value of the self-insured liabilities, as well as on the Company’s operating results and liquidity.

Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its ceased operations, for which provisions were previously recorded. Payments made for resident care liability have tapered off, reflecting the wind-down of claims associated with the Florida and Texas disposed operations. Management anticipates that all claims associated with the past Florida and Texas operations will be settled by the end of 2006. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. General and professional liability claim payments for any one-policy year occur over a period of several years. However, the Company estimates and allocates a current portion of the professional liability claim payments on its balance sheet.

The Company invests funds to support the accrual for self-insured liabilities and believes that it has sufficient cash resources to meet its estimated current claims payment obligations.

Extendicare 2005 Annual Report	80	Notes to Consolidated Statements

10.	Long-term Debt

(thousands of dollars)		2005		2004
Payable in United States dollars	US$		US$
EHSI
Senior Subordinated Notes at 6.875%, due 2014	122,255	142,183	122,022	146,669
Senior Notes at 9.50%, due 2010	149,756	174,166	149,714	179,956
Term Loan at variable rates, due 2010	85,570	99,518
Mortgages and Industrial Development Revenue Bonds 6.25% to 13.61%, maturing through to 2008	3,923	4,562	4,345	5,223
At varying rates, due 2014	—	—	9,500	11,419
Notes payable, 3% to 8%, maturing through to 2008	648	754	6,340	7,621
Obligations under capital leases	—	—	11	13

	362,152	421,183	291,932	350,901

ALC
Red Mortgage Capital Note at 6.24%, due 2014	36,533	42,487
DMG Mortgage notes payable, 7.58% to 8.65%, due 2008	27,263	31,707
Oregon Trust Deed Notes, 0.25% to 10.90%, maturing 2020 through to 2026	9,483	11,029
HUD Insured Mortgages, 7.40% to 7.55%, due 2036	7,673	8,924
Capital lease obligations, 2.84% to 13.54%, maturing through to 2009	12,222	14,214

	93,174	108,361

Payable in Canadian dollars
Extendicare Inc. and Canadian Subsidiaries
Mortgages, 5.81% to 9.81%, maturing through to 2013		133,123		136,822
Obligations under capital leases, 7.28% to 8%, maturing through to 2028		133,727		133,179

		266,850		270,001

		796,394		620,902
Less due within one year and included in current liabilities		21,151		7,251

		775,243		613,651

The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including current maturities of long-term debt, of US$143,630,000 and borrowings of US$60,000,000 under its former credit facility to finance the transaction. In August 2004 EHSI amended and restated its former credit facility to refinance and pay certain of its debt instruments. Specific information related to the Company’s long-term debt, including changes to EHSI’s long-term debt and its credit facility and ALC’s long-term debt acquired are outlined in the descriptions that follow.

Extendicare 2005 Annual Report	81	Notes to Consolidated Statements

EHSI Debt

Senior Subordinated Notes Due 2014

In April 2004 EHSI issued US$125,000,000 aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) at a price of 97.5001% of par to yield 7.23%, and amended and restated its credit facility. The net proceeds from the 2014 Notes were approximately US$117,400,000, and were used, together with cash on hand and new borrowing capacity, to purchase for cash all of EHSI’s outstanding US$200,000,000 aggregate principal amount of the 2007 Notes. On April 5, 2004, EHSI commenced a tender offer for the 2007 Notes, for which 61%, excluding those held by Extendicare Inc., were tendered and US$104,900,000 aggregate principal was repaid on April 22, 2004. The remaining US$95,100,000 of 2007 Notes not tendered were redeemed and paid for on May 24, 2004, including the US$27,900,000 held by Extendicare Inc.

In August 2004 EHSI completed its offer to exchange new 6.875% Senior Subordinated Notes due 2014 that had been registered under the Securities Act of 1933 for the Senior Subordinated Notes issued in April 2004 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The terms of the new 2014 Notes are identical to the terms of the 2014 Notes issued in April 2004.

The 2014 Notes are fully and unconditionally guaranteed on a senior subordinated unsecured basis, jointly and severally, except for ALC’s unrestricted subsidiaries, by all of EHSI’s existing and future significant U.S. domestic subsidiaries, by all of its existing and future U.S. domestic subsidiaries that guarantee or incur any indebtedness and by any other existing and future significant subsidiaries or restricted subsidiaries that guarantee or otherwise provide direct credit support for indebtedness of EHSI or any of its U.S. domestic subsidiaries. The 2014 Notes and guarantees are general unsecured obligations of EHSI and its subsidiaries.

Senior Notes Due 2010

On June 28, 2002, EHSI completed a private placement of US$150,000,000 of 9.5% Senior Notes due July 1, 2010 (the “2010 Notes”), which were issued at a discount of 0.25% of par to yield 9.54%. In January 2003 EHSI completed an offer to exchange new 9.5% Senior Notes due 2010 that had been registered under the Securities Act of 1933 for the Senior Notes issued in June 2002. The terms of the new Senior Notes are identical to the terms of the 2010 Notes issued in June 2002 and are guaranteed by all existing and future active subsidiaries of EHSI except for ALC’s unrestricted subsidiaries.

On April 22, 2004, EHSI entered into interest rate swap and cap agreements to convert the fixed-rate debt on the 2014 Notes and the 2010 Notes to variable rates, subject to the interest rate cap (note 11).

Extendicare 2005 Annual Report	82	Notes to Consolidated Statements

The 2010 Notes and the 2014 Notes are redeemable at EHSI’s option starting on July 1, 2006, and May 1, 2009, respectively. The redemption prices, if redeemed during the 12-month period indicated, are as follows:

Senior Notes, due 2010
Year (starting July 1)

2006	104.750%
2007	102.375%
2008 and thereafter	100.000%

Senior Subordinated Notes, due 2014
Year (starting May 1)

2009	103.438%
2010	102.292%
2011	101.146%
2012 and thereafter	100.000%

Term Loan and Revolving Credit Facility

On August 4, 2005, EHSI amended and restated its former credit facility to: increase the total borrowing capacity from US$155,000,000 to US$200,000,000, comprised of an US$86,000,000 term loan (the “Term Loan”) and a US$114,000,000 revolving credit facility (the “Credit Facility”); reduce the cost of borrowing; and provide increased financial flexibility.

As a result of this, on August 4, 2005, EHSI borrowed US$86,000,000 under the Term Loan and US$13,900,000 under the revolving portion of the Credit Facility, repaid in full US$64,000,000 under the former credit facility and terminated and repaid in full ALC’s US$34,016,000 of borrowings under ALC’s GE Capital Term Loan and ALC’s Credit Facility.

The terms of EHSI’s Term Loan and Credit Facility included, among other things, the following changes from its former credit facility:

•	a Term Loan for US$86,000,000 with the principal balance payable in equal quarterly instalments of US$215,000 over the first four years, equal quarterly instalments of US$20,600,000 over the first three quarters of the last year, and a final principal instalment of US$20,600,000 on the maturity date;

•	a reduction in the revolving credit limit by US$41,000,000 to US$114,000,000 from the US$155,000,000 limit under the former credit facility. EHSI may request an increase in the credit extended or available by up to US$15,000,000, subject to the approval by one or more of the participating lenders. This increase may be in the form of additional term loans or an increase in the revolving credit limit;

•	a maturity date of July 31, 2010, reflecting an extension of just over one year from the maturity date of the former credit facility;

•	the interest rate spreads over the Eurodollar rate or the base rate, as applicable, have been reduced and fixed at 1.75% per annum for Eurodollar rate loans and 0.75% per annum for base rate loans. Under the former credit facility the interest rate spread ranged from 2.50% per annum to 3.25% per annum for Eurodollar rate loans and from 1.50% per annum to 2.25% per annum for base rate loans, subject in each case, to adjustments based on EHSI’s senior leverage ratio;

•	a provision for a US$10,000,000 swing line commitment within the US$114,000,000 revolving credit limit;

•	the financial covenants will include ALC’s debt and earnings, whereas the financial covenants under the former credit facility did not.The financial covenants are otherwise substantially the same as under the former credit facility;

Extendicare 2005 Annual Report	83	Notes to Consolidated Statements

•	included procedures for ALC and its subsidiaries to be designated as restricted subsidiaries and guarantors over time. As this occurs, these subsidiaries will become subject to the covenants of the Term Loan and Credit Facility that apply to EHSI’s restricted subsidiaries. Also, EHSI is permitted to make investments in these subsidiaries to the same extent that it is permitted to make investments in its other restricted subsidiaries that have guaranteed the Term Loan and Credit Facility;

•	increased EHSI’s ability to make investments in unrestricted subsidiaries (the unrestricted subsidiaries being ALC and its subsidiaries unless and until they have been designated as restricted subsidiaries), such that EHSI and its restricted subsidiaries may have investments in unrestricted subsidiaries outstanding from time to time up to the sum of the amount of investments in unrestricted subsidiaries at June 30, 2005, plus US$40,000,000;

•	a requirement that ALC’s debt in connection with the US$22,000,000 of Revenue Bonds secured by ALC facilities located in the States of Washington, Idaho and Ohio be repaid in full within 180 days after the closing of the Term Loan and Credit Facility. These Revenue Bonds were prepaid in December 2005 for the amount of US$21,100,000 and as a result of the repayment ALC became a restricted subsidiary under the Term Loan and Credit Facility; and

•	increased EHSI’s ability to make restricted payments to permit annual dividends up to the lesser of (i) 50% of its net income, (ii) US$25,000,000 plus the unused restricted payment amount for the previous fiscal year, or (iii) US$50,000,000.

In January 2005 EHSI had amended its former revolving credit facility to permit a loan from its U.S. parent, Extendicare Holdings, Inc. (EHI) and to partially finance the acquisition of ALC. The ALC debt that EHSI assumed in the acquisition was non-recourse to EHSI and its subsidiaries that existed prior to the acquisition of ALC. ALC’s debt and earnings were excluded from existing financial covenants under EHSI’s former credit facility and certain restrictions in EHSI’s former credit facility did not apply to ALC and its subsidiaries. EHSI was restricted from borrowing further under its former credit facility, or with limited exceptions otherwise making investments, to support ALC and its subsidiaries, and all cash flow from ALC was retained within the ALC operation.

The Credit Facility is used to back letters of credit and for general corporate purposes. The Term Loan and Credit Facility is guaranteed by EHI and EHSI’s material domestic subsidiaries, excluding ALC’s unrestricted subsidiaries. The collective group of ALC subsidiaries that are non-guarantors to the lenders of the Term Loan and Credit Facility have been determined to be minor. The Term Loan and Credit Facility is secured by certain tangible and intangible assets of EHI, EHSI and the subsidiary guarantors (other than ALC’s unrestricted subsidiaries), including certain real property and, with certain exceptions, substantially all of the personal property of EHI, EHSI and the subsidiary guarantors (other than ALC’s unrestricted subsidiaries). The Term Loan and Credit Facility is also secured by a pledge of 65% of the voting stock of EHSI’s foreign subsidiaries, including its subsidiary guarantors’ foreign subsidiaries, if any. As a result, the Term Loan and Credit Facility is secured by the same assets that secured the former revolving credit facility; however, it provides for additional security consisting of 45 of ALC’s assisted living facilities, formerly financed under ALC’s GE Capital Term Loan and Credit Facility and Revenue Bonds, and one nursing facility located in Kentucky that was acquired in June 2005. Further guarantees and collateral may be provided as additional subsidiaries of ALC become restricted subsidiaries. As subsidiaries

Extendicare 2005 Annual Report	84	Notes to Consolidated Statements

of ALC guarantee or otherwise provide credit support for the Term Loan and Credit Facility, EHSI will be required to cause such subsidiaries to guarantee the 2010 Notes and the 2014 Notes on the same basis as the existing guarantors of the respective notes have guaranteed such notes.

Like the former credit facility, the Term Loan and Credit Facility contain customary covenants and events of default and are subject to various mandatory prepayment and commitment reductions. If an event of default occurs, the lenders may accelerate the maturity of the loans under the Term Loan and Credit Facility, charge a default rate of interest, and/or foreclose on the mortgages and other collateral securing the Term Loan and Credit Facility. EHSI is permitted to make voluntary prepayments at any time under the Term Loan and Credit Facility.

As of December 31, 2005, EHSI had borrowings of $99,518,000 (US$85,570,000) under the Term Loan, and no borrowings under its Credit Facility. The unused portion of the Credit Facility that was available for working capital and corporate purposes, after reduction for outstanding letters of credit of US$18,200,000, was US$95,800,000 as of December 31, 2005.

The Term Loan and Credit Facility require that EHSI comply with various financial covenants, including fixed charge coverage, debt leverage and tangible net worth ratios. EHSI is in compliance with all of its financial covenants as of December 31, 2005.

Mortgages, Industrial Development Revenue Bonds and Notes Payable

In January 2005 EHSI prepaid in full a US$9,500,000 variable rate Industrial Development Revenue Bond, due 2014 and also, in February 2005 EHSI prepaid in full mortgage notes payable totalling US$5,317,000. These prepayments resulted in a charge of $337,000 (US$275,000) to write off deferred financing costs, which is included in earnings as part of loss (gain) from asset disposals, impairment and other items.

During the first and third quarters of 2004, EHSI prepaid in full $16,900,000 (US$13,000,000) and $12,400,000 (US$9,500,000), respectively, of Industrial Development Revenue Bonds, resulting in the write-off of $663,000 (US$506,000) of deferred financing costs, which have been reported in loss (gain) from asset disposals, impairment and other items in the statement of earnings.

ALC Debt

Red Mortgage Capital Note 6.24% Due 2014

The Red Mortgage Capital Note has a fixed interest rate of 6.24%, has a 25-year principal amortization and is secured by 24 assisted living facilities within ALC. The Red Mortgage Capital Note was entered into by subsidiaries of ALC and is non-recourse to EHSI and its subsidiaries that existed prior to the ALC acquisition, but subject to a limited guarantee by ALC.

DMG Mortgage Notes Payable Due 2008

DMG Mortgage notes payable include three fixed-rate notes that are secured by 13 ALC assisted living facilities located in Texas, Oregon and New Jersey. These notes were entered into by subsidiaries of ALC and are non-recourse to EHSI and its subsidiaries that existed prior to the ALC acquisition, but subject to a limited guarantee by ALC. These notes collectively require monthly principal and interest payments of US$230,000, with balloon payments of US$11,800,000, US$5,300,000 and US$7,200,000 due at maturity in May, August and September 2008, respectively.These loans bear interest at fixed rates ranging from 7.6% to 8.7%.

Extendicare 2005 Annual Report	85	Notes to Consolidated Statements

Oregon Trust Deed Notes

The Oregon Trust Deed Notes, which mature 2020 through 2026, are secured by buildings, land, and furniture and fixtures of six ALC assisted living facilities in Oregon. The Notes are payable in monthly instalments including interest at effective rates ranging from 7.4% to 9.0%. Under debt agreements relating to the Oregon Trust Deed Notes, ALC is required to comply with terms of certain regulatory agreements until the scheduled maturity dates of the related Revenue Bonds issued by the State of Oregon to partially fund the Trust Deed Notes as described in note 17 regarding Revenue Bonds commitments. ALC is also required to maintain a capital replacement escrow account to cover future expected capital expenditure requirements for the leased properties.

HUD Insured Mortgage Due 2036

The Housing and Urban Development (HUD) insured mortgages include three separate loan agreements entered into in 2001. The mortgages are each secured by a separate ALC assisted living facility located in Texas. These loans mature between July 1, 2036 and August 1, 2036, and collectively require monthly principal and interest payments. The loans bear interest at fixed rates ranging from 7.40% to 7.55%.

Capital Lease Obligations

In March 2005 ALC amended its lease agreements with Assisted Living Facilities, Inc., an unrelated party, relating to five of its assisted living facilities located in Oregon, which provided ALC with an option to purchase the facilities in 2009 at a fixed price. The option to purchase was determined to be a bargain purchase price, requiring that the classification of these leases be changed from operating to capital. As a result, a capital lease obligation of US$12,822,000 was recorded, which represented the estimated market value of the properties as of the lease amendment date, and also approximated the present value of future payments due under the lease agreements, including the purchase option payment. The option to purchase must be exercised prior to July 1, 2009, with closing on or about December 31, 2009.

Canadian Debt

Mortgages

The Company and its Canadian subsidiaries have various mortgages with several Canadian financial institutions at rates ranging from 5.81% to 9.81% with maturity dates through to 2013.

Capital Lease Obligations

ECI obtained financing of $125,400,000 in 2001 at a financing cost of approximately 8.0% from BCP Long-Term Care Facilities Inc. (BCP) to build eight Ontario nursing facilities and entered into another arrangement in 2003 with BCP for $14,400,000 of financing for an additional Ontario nursing home at a borrowing rate of 7.28%. ECI is operating the facilities for BCP under 25-year capital lease arrangements.

During the first quarter of 2005, ECI amended its 2001 agreement with BCP covering financing for eight of ECI’s new Ontario nursing homes under 25-year capital lease arrangements. The amendment altered the $5,000,000 security for a debt service reserve to be entered into after construction and for the duration of the term of the leases, from a letter of credit to a charge on an Ontario nursing home owned and operated by the Company.

Extendicare 2005 Annual Report	86	Notes to Consolidated Statements

Other

Letters of Credit

As of December 31, 2005, the Company had issued letters of credit totalling US$21,900,000 through EHSI and ALC. EHSI had issued US$2,200,000 in letters of credit (of which US$800,000 pertained to ALC’s assisted living facilities) as security for landlords of leased properties. These letters of credit are renewed annually and have maturity dates ranging from January 2006 to December 2006. EHSI also had issued US$19,600,000 in letters of credit (of which US$2,900,000 pertained to ALC) to outside third-party insurers and the Ohio Bureau of Workers’ Compensation as security for workers’ compensation claims. These letters of credit are renewed annually and have maturity dates ranging from January 2006 to March 2007. ALC’s letters of credit are secured with cash held as collateral whereas EHSI’s letters of credit are secured by the Credit Facility.

In the second quarter of 2005, the Company amended its Canadian bank line of credit to increase availability to $50,000,000 from $40,000,000. There were no borrowings under the Canadian line of credit at December 31, 2005. The Company had $10,200,000 available under its Canadian line of credit at December 31, 2005, after reduction for outstanding letters of credit of $39,800,000, primarily to secure pension obligations.

Principal Repayments

Principal repayments on long-term debt due within the next five fiscal years, exclusive of obligations under capital leases as described in note 17, after giving effect to renewal privileges, are as follows:

Year	(thousands of dollars)

2006	18,247
2007	11,972
2008	46,372
2009	60,263
2010	228,438

General

After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at December 31, 2005, 2004 and 2003 was approximately 8.1%, 7.3% and 7.8%, respectively. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 47.8% of the long-term debt was effectively at fixed rates.

Interest paid in 2005, 2004 and 2003 was $61,938,000, $53,095,000 and $66,094,000, respectively.

11.	Interest Rate Swap and Cap Agreements

EHSI entered into an interest rate swap agreement and an interest rate cap agreement in 2002. The swap arrangement was used to hedge a notional US$150,000,000 of EHSI’s fixed-rate 9.35% 2007 Notes and was to mature in December 2007. The interest rate cap agreement covered a notional amount of US$150,000,000 and also matured in December 2007.

On April 19, 2004, coterminous with the redemption of its 2007 Notes, EHSI terminated its related interest rate swap and cap agreements for an aggregate gain of $4,433,000 (US$3,302,000), which was recognized in the second quarter of 2004. In addition, to hedge its exposure to fluctuations in market value, on April 22, 2004, EHSI entered into two new interest rate swap agreements and two new interest rate cap agreements relating to EHSI’s 2010 Notes and 2014 Notes.

Extendicare 2005 Annual Report	87	Notes to Consolidated Statements

With respect to the 2010 Notes, EHSI entered into an interest rate swap agreement expiring July 1, 2010, with a notional amount of US$150,000,000. This agreement effectively converted up to US$150,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after July 1, 2006, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring July 1, 2010, with a notional amount of US$150,000,000 (the “2010 Cap”). Under the terms of the 2010 Cap, EHSI paid on April 22, 2004, an upfront fee of US$3,500,000 to the counterparty, and the change in fair value of this fee is recorded in the statement of earnings. EHSI will receive a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring July 1, 2010, caused by increases in market interest rates over a certain level. Under the terms of the 2010 Cap, the counterparty can call the cap if the interest rate swap agreement expiring July 1, 2010, is terminated.

With respect to the 2014 Notes, on April 22, 2004, EHSI entered into an interest rate swap agreement expiring May 1, 2014, with a notional amount of US$125,000,000. This agreement effectively converted up to US$125,000,000 of fixed-rate indebtedness into variable-rate indebtedness. Under the terms of this interest rate swap agreement, the counterparty can call the swap at any time on or after May 1, 2009, with payments as determined under the agreement. This call option is a mirror image of the embedded call option in the debt instrument. EHSI also entered into an interest rate cap agreement expiring May 1, 2014, with a notional amount of US$125,000,000 (the “2014 Cap”). Under the terms of the 2014 Cap, EHSI pays a fixed rate of interest equal to 0.75% to the counterparty and receives a variable rate of interest equal to the excess, if any, of the six-month LIBOR, adjusted semi-annually, over the cap rate of 7%. EHSI uses the interest rate cap to offset possible increases in interest payments under the interest rate swap agreement expiring May 1, 2014, caused by increases in market interest rates over a certain level. Under the terms of the interest rate cap agreement, the counterparty can call the cap if the interest rate swap agreement expiring May 1, 2014, is terminated.

The interest rate swaps maturing in 2010 and 2014 are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $6,267,000 (US$5,389,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.

The interest rate caps maturing in 2010 and 2014 are not designated as hedges and the change in fair value of these caps are reported in the statement of earnings. As of December 31, 2005, the fair value of the 2010 Cap is an asset of $450,000 (US$387,000) and the fair value of the 2014 Cap is a liability of $6,392,000 (US$5,496,000). The asset is included in the balance sheet as other assets and the liability is included in other long-term liabilities (note 12). The fair values of EHSI’s interest rate caps are dependent on projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. The value of EHSI’s interest rate caps declined in 2005 and resulted in a valuation adjustment loss of $2,248,000 (US$1,803,000) for the year ended December 31, 2005.

Extendicare 2005 Annual Report	88	Notes to Consolidated Statements

12.	Other Long-term Liabilities

(thousands of dollars)	2005	2004

Accrued pension plan obligation (note 19)	21,815	19,734
Deferred compensation	9,738	8,663
Unfavourable lease adjustments as lessee	4,457	—
Future lease commitments	2,485	—
Market value of interest rate caps	6,392	6,299
Other	1,742	183

	46,629	34,879

Accrued Pension Plan Obligation

The Company provides a defined benefit pension plan and supplementary plan, which is an unfunded defined benefit pension arrangement, for certain of its executives.

Deferred Compensation

EHSI maintains an unfunded deferred compensation plan offered to all corporate employees defined as highly compensated by the U.S. Internal Revenue Service Code in which participants may defer up to 10% of their base salary. EHSI will match up to 50% of the amount deferred. The Company also maintains non-qualified deferred compensation plans covering certain executive employees.

Unfavourable Lease Adjustment as Lessee

EHSI evaluated the ALC leases in existence at the date of the acquisition and determined, based upon future discounted lease payments over the remaining term of the lease, an excess was to be paid, as compared to the market, based upon the operating cash flows of the leased facilities. The unfavourable lease liability upon acquisition was $4,879,000 (US$3,931,000), and is amortized on a straight-line basis, as an offset to lease expense, over the term of the lease agreements. The amount of unfavourable lease amortization for the 11-month period ended December 31, 2005 was $119,000 (US$99,000).

13.	Share Capital

The authorized capital of the Company consists of an unlimited number of:

Class I preferred shares, issuable in series; Class II preferred shares, issuable in series; Subordinate Voting Shares; and Multiple Voting Shares, convertible on the basis of one Subordinate Voting Share for each Multiple Voting Share. All preferred shares are redeemable at $25.00 per share at the option of the Company.

Class I Preferred Shares

Cumulative Redeemable Preferred Shares, Series 2 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 71% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The provisions of these shares contain an annual purchase obligation, whereby the Company is obliged to make its best efforts to acquire 71,637 of these shares annually on the open market.

Extendicare 2005 Annual Report	89	Notes to Consolidated Statements

Adjustable Dividend Preferred Shares, Series 3 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of an interest rate to be determined every five years by reference to yields on selected Government of Canada bonds. The annual dividend rate was 3.96% for the period commencing February 16, 2001 and ending February 15, 2006. The annual dividend rate is 2.84% for the period commencing February 16, 2006 and ending February 15, 2011. The Series 3 Preferred Shares were convertible into Adjustable Dividend Preferred Shares, Series 4 on a share-for-share basis on February 16, 2006, and are convertible on each fifth anniversary thereof. On February 16, 2006, under the above conversion privileges, 3,400 Series 3 Preferred Shares were converted into an equal number of Series 4 Preferred Shares.

Adjustable Dividend Preferred Shares, Series 4 are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by applying $25.00 to one-quarter of 72% of the average Canadian prime rate of interest for the quarter ended immediately before the relevant dividend payment date. The Series 4 Preferred Shares were convertible into Series 3 Preferred Shares on a share-for-share basis on February 16, 2006, and are convertible on each fifth anniversary thereof. There were no Series 4 Preferred Shares converted on February 16, 2006.

Class II Preferred Shares

Preferred Shares, Series 1 are entitled to receive monthly cumulative cash dividends in an amount determined by applying $25.00 to one-twelfth of the defined Annual Dividend Rate applicable to that calendar month. The Annual Dividend Rate for a calendar month is calculated with reference to the Canadian prime rate of interest and the defined Calculated Trading Price of the Class II Preferred Shares, Series 1.

Subordinate Voting Shares and Multiple Voting Shares

Subordinate Voting Shares are entitled to one vote for each share held at any meeting of shareholders of the Company. The Subordinate Voting Shares entitle the holders thereof to quarterly preferential dividends, cumulative within each financial year, aggregating $0.025 per share in each financial quarter, after which each Multiple Voting Share and Subordinate Voting Share participates equally in all further dividends.

Multiple Voting Shares are entitled to 10 votes for each share held at any meeting of shareholders.

Normal Course Issuer Bid and Purchase Obligation

During 2005, pursuant to normal course issuer bids, the Company purchased for cancellation 1,430,000 Subordinate Voting Shares at a cost of $25,489,000 (2004 – 456,100 shares at a cost of $6,623,000) and 75,900 Multiple Voting Shares at a cost of $1,351,000 (2004 – 7,700 shares at a cost of $120,000). The shares purchased and cancelled during 2005 included 669,900 Subordinate Voting Shares and 52,100 Multiple Voting Shares purchased under the current bid at a total cost of $13,088,000. The current bid, which commenced November 29, 2005, will terminate for each class of shares on the earlier of November 28, 2006, and the dates on which a total of 2,800,000 Subordinate Voting Shares, 590,000 Multiple Voting Shares and 19,000 Class II Preferred Shares, Series 1, have been purchased and cancelled by the Company pursuant to the bid.

Extendicare 2005 Annual Report	90	Notes to Consolidated Statements

During 2005 the Company purchased 11,500 Class I Preferred Shares, Series 2 for $286,000 pursuant to the purchase obligation (2004 – 21,900 shares for $544,000).

The purchase of shares for cancellation resulted in a direct charge to retained earnings in 2005 of $20,012,000 (2004 – $4,602,000), for the net cost of the shares in excess of, or below, their carrying values.

Stock Option Plan

The Company’s Amended and Restated Subordinate Voting Share Option and Tandem SAR Plan (the “Stock Option Plan”) provides directors and employees of the Company and its affiliates with an incentive to enhance shareholder value by providing such persons with the opportunity to participate in an increase in the equity value of the Company’s Subordinate Voting Shares. Options are granted at the discretion of the Board of Directors, upon recommendation by the Human Resources Committee. Any director, officer or employee of the Extendicare group of companies is eligible to participate.

In May 2004 the Company’s Board of Directors, with the approval of the Toronto Stock Exchange (TSX), amended the Stock Option Plan to add the ability to grant tandem share appreciation rights (SARs) with option grants. The Board may grant SARs in tandem with each stock option grant. If the stock option has a tandem SAR attached, participants have the right to choose to exercise a SAR instead of the corresponding option. When a SAR is exercised the participant receives, at the election of the Board of Directors, either a payment in cash or equivalent value of Subordinate Voting Shares acquired on the open market, equal to the difference between the closing price of the Subordinate Voting Shares and the exercise price of the option. To the extent that awards pursuant to the Stock Option Plan result in the exercise of SARs, the equivalent number of Subordinate Voting Shares will be reduced from the number reserved and available under the Stock Option Plan for future grants. Awards pursuant to the Stock Option Plan are exercisable only to the extent that the option has vested, such period not to exceed 10 years, as determined by the Board of Directors at the time of granting.

The Company’s Stock Option Plan provides that the exercise price of any option granted shall not be less than the closing price (or, if there is no closing price, the simple average of the bid and ask price) for the Subordinate Voting Shares as quoted on the TSX on the trading day prior to the date of grant. The Stock Option Plan contains provisions for appropriate adjustments in the event of a corporate reorganization, including an amalgamation or merger of the Company with or into another company, or in the event of a fundamental change (as defined). Upon termination of employment, for any reason other than retirement or death, options that have not vested are forfeited, and vested options must be exercised within the 90-day period following the date of termination. In the case of death, options that have vested, including those that vest during the next 270 days, must be exercised within the 270-day period following the date of death. In the case of normal retirement, options continue to vest and are exercisable in accordance with the terms of their original grant.

As at December 31, 2005, 3,084,225 Subordinate Voting Shares have been reserved under the Stock Option Plan, of which a total of 1,868,375 Subordinate Voting Shares have been granted. All options granted prior to 2004 vest equally over the first four years, and expire five years from the date of grant. All options granted after 2003 included tandem SARs, vest equally over the first four years, and expire 10 years from the date of grant. The options granted have exercise prices ranging from $3.45 to $18.40, and expire between February 21, 2006, and December 19, 2015.

Extendicare 2005 Annual Report	91	Notes to Consolidated Statements

On December 15, 2005, the Board of Directors, with the conditional approval of the TSX and subject to approval of the shareholders, resolved to increase the maximum number of Subordinate Voting Shares issuable under the Stock Option Plan by 3,400,000 Subordinate Voting Shares. If the proposed increase is approved, 6,484,225 Subordinate Voting Shares, representing 9.56% of the outstanding Subordinate Voting Shares and Multiple Voting Shares as at December 31, 2005, will be issuable under the Stock Option Plan.

A summary of the status of the Company’s stock options/SARs as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates, is presented below:

		2005		2004		2003
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of Stock	Exercise	of Stock	Exercise	of Stock	Exercise
	Options	Price ($)	Options	Price ($)	Options	Price ($)

Outstanding at beginning of year	2,122,775	6.01	2,297,250	3.86	2,514,750	4.14
Granted	561,000	18.00	440,000	14.57	458,000	3.45
Exercised	(730,775)	3.57	(567,975)	4.07	(364,500)	4.27
Cancelled	(84,625)	11.85	(46,500)	4.17	(311,000)	5.09

Outstanding at end of year	1,868,375	10.30	2,122,775	6.01	2,297,250	3.86

Options exercisable at year-end	643,125	5.79	893,900	3.62	944,875	3.85

The following table summarizes information about stock options/SARs outstanding at December 31, 2005.

		Options Outstanding			Options Exercisable
		Weighted-
		average		Weighted-		Weighted-
	Number	Remaining		average	Number	average
	of Stock	Contractual		Exercise	of Stock	Exercise
Range of Exercise Price ($)	Options	Life		Price ($)	Options	Price ($)

Stock options
3.45 to 3.70	395,500	2.2	years	3.47	171,500	3.50
4.36 to 7.01	529,000	1.0		4.44	371,250	4.47
Options/SARs
14.50 to 14.82	422,875	8.5		14.57	100,375	14.58
17.20 to 18.40	521,000	9.2		17.98	—	—

For awards under the Stock Option Plan that included tandem SARs, the Company accrues compensation expense on a graded vesting basis in an amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During 2005 the Company recorded compensation expense of $1,029,000 (2004 – $90,000) associated with the tandem SARs granted.

Extendicare 2005 Annual Report	92	Notes to Consolidated Statements

The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation expense in 2005 of $154,000 (2004 – $192,000; 2003 – $144,000). Contributed surplus increased by $73,000 to $391,000 at the end of 2005 (2004 – increased by $174,000 to $318,000 at the end of 2004), after $80,000 (2004 – $18,000) of adjustments for a portion of the stock options that were exercised.

Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated below:

(thousands of dollars except per share amounts)	2005	2004	2003

Net earnings
As reported	95,105	125,201	60,674
Compensation expense related to fair value of stock options, after taxes of nil	(118)	(338)	(582)

Pro forma	94,987	124,863	60,092

Earnings per Subordinate Voting Share, reported
Basic	1.39	1.81	0.87
Diluted	1.37	1.78	0.86
Earnings per Subordinate Voting Share, pro forma
Basic	1.39	1.81	0.86
Diluted	1.37	1.77	0.85
Earnings per Multiple Voting Share, reported
Basic	1.29	1.81	0.87
Diluted	1.27	1.78	0.86
Earnings per Multiple Voting Share, pro forma
Basic	1.29	1.81	0.86
Diluted	1.27	1.77	0.85

The weighted average fair value of options granted during the year ended December 31, 2003, was $1.49. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield – nil; expected share price volatility – 44.6%; risk-free rate of return – 4.0%; and expected period until exercise – 4.7 years.

14.	Revenue

The Company derived approximately 72%, 77% and 76% of its United States revenue in 2005, 2004 and 2003, respectively, from services provided under the federal (Medicare) and state (Medicaid) programs. The Medicare program pays each participating facility a prospectively set rate for each resident, which is based on the resident’s acuity. Most Medicaid programs fund participating facilities using a case-mix based system, paying prospectively set rates.

Extendicare 2005 Annual Report	93	Notes to Consolidated Statements

Subsequent to the acquisition of ALC, in the United States EHSI derived approximately 78% of its assisted living facility revenue in 2005 from private-pay residents in the period in which EHSI provides service and at rates it establishes based upon the services provided and market conditions in the area of operation. The remaining revenue is derived from state medical assistance programs whose rates are established for the facility or facilities in the state and are subject to periodic, but not retrospective, adjustments.

EHSI also derives outpatient therapy revenue by providing rehabilitation therapy services to outside third parties at its clinics. The revenue sources are primarily HMOs and commercial insurance (46%), workers’ compensation (23%), Medicare (22%), Medicaid (4%) and other sources, including self-pay customers (5%).

In respect of Medicare cost reporting periods prior to the implementation of PPS, EHSI has ongoing discussions with its fiscal intermediaries regarding the treatment of various items related to prior years’ cost reports. Normally items are resolved during the audit process and no provision is required. Differences of opinion regarding cost reporting methods between EHSI and its fiscal intermediaries can be settled through a formal appeal process. Should this occur, a general provision for Medicare receivables may be recorded for disagreements that result in EHSI filing an appeal with the Provider Reimbursement Review Board of the Centers for Medicare & Medicaid Services (CMS).

With respect to Medicaid in states that utilize retrospective reimbursement systems, nursing facilities are paid on an interim basis for services provided, subject to adjustments based upon allowable costs, which are generally submitted in cost reports on an annual basis. In these states, revenue is subject to adjustments as a result of cost report settlements with the state.

At December 31, 2004, the States of Pennsylvania, Indiana and Washington had proposed state plan amendments and waivers pertaining to the fiscal year commencing July 1, 2003, which were awaiting review and approval by CMS.

In June 2005 CMS and the State of Indiana announced the approval of a state plan amendment and waiver that increased federal funding to the Medicaid program retroactively to July 1, 2003. As a result, EHSI recognized incremental revenue of $13,530,000 (US$10,952,000) and provider tax expense of $7,752,000 (US$6,275,000) pertaining to the period July 1, 2003 to December 31, 2004 in the second quarter of 2005 and a final adjustment in the third quarter to revenue of $2,231,000 (US$1,823,000) as final revenue rates were released by Indiana. As of December 31, 2005, all revenue has been received except for $465,000 (US$400,000), which is included in accounts receivable, and all provider taxes have been paid except for $116,000 (US$100,000), which is included in accrued liabilities.

In January 2005 the States of Pennsylvania and Washington received approval from CMS for state plan amendments and waivers that increased federal funding for their Medicaid programs and provided nursing facilities with revenue rate increases to offset new state provider taxes. The Washington approval had no impact on EHSI’s income. In March 2005 the State of Pennsylvania officially approved and committed to the state plan amendment and waiver resulting in EHSI recording incremental revenue of $20,220,000 (US$16,483,000) and provider tax expense of $16,356,000 (US$13,333,000) pertaining to the period July 1, 2003 to December 31, 2004. Offsetting this increase in revenue, the State of Pennsylvania published its final Medicaid rates for the year commencing July 1, 2004, which resulted in a reduction in the last half of 2005 of $848,000 (US$700,000) of revenue recorded in the first quarter. As of December 31, 2005, all revenue was received except for $4,768,000 (US$4,100,000), which is included in accounts receivable, and all provider taxes have been paid except for $5,001,000 (US$4,300,000), which is included in accrued liabilities.

Extendicare 2005 Annual Report	94	Notes to Consolidated Statements

15.	Income Taxes

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

(thousands of dollars)	2005	2004	2003

Earnings from continuing health care operations before income taxes	148,068	127,985	66,774

Income taxes at statutory rates of 36.12% (2004 – 36.12%; 2003 – 36.62%)	53,482	46,229	24,453
Income tax effect relating to the following items
Tax rate variance of foreign subsidiaries	3,630	4,595	2,814
Recovery of prior year taxes re loss on sale of subsidiary stock	—	(38,968)	—
IRS audit settlement and other items	—	(2,103)	—
Benefit of other operating and capital loss utilization	(4,297)	(5,312)	(2,744)
Non-taxable income	(302)	(3,256)	(410)
Other items	(2,782)	(114)	509

	49,731	1,071	24,622

Income taxes for 2004 included a tax benefit of $41,071,000 (US$33,596,000) recorded in December 2004 resulting from two events. EHSI recorded a cumulative tax benefit of $38,968,000 (US$31,876,000) for an additional loss claimed from the December 1999 sale of Arbor, its former subsidiary, to Tandem. This additional loss was allowed primarily due to the issuance of additional guidance by the U.S. Internal Revenue Service (IRS), regarding the allowable method to calculate the loss on the sale of subsidiary stock, and partially due to the settlement of an IRS audit for the tax years ending December 1997 through December 2002. In addition, EHSI recorded a tax benefit of $2,103,000 (US$1,720,000) relating to this audit and other issues.

Cash taxes paid in 2005, 2004 and 2003 were $50,782,000, $29,677,000 and $15,547,000, respectively.

At December 31, 2005, the Company had net operating loss carryforwards available for U.S. state income tax financial reporting purposes of $33,070,000 (US$28,435,000), which expire in 2006 through 2025. In addition, the Company had $7,832,000 net operating loss carryforwards available for Canadian income tax purposes, which expire in 2007 through 2015. To the extent the realization of these losses is uncertain, a valuation allowance has been established.

ALC has $64,198,000 (US$55,200,000) of net operating losses available for federal income tax purposes, which will expire between 2009 and 2025. These net operating losses were partially generated prior to ALC’s emergence from bankruptcy on January 1, 2002 and partially generated subsequent to ALC’s emergence from bankruptcy. ALC’s emergence from bankruptcy created an ownership change as defined by the IRS. Internal Revenue Code Section 382 of the IRS imposes limitations on the utilization of the loss carryforwards and built-in losses after certain ownership changes of a loss company. ALC was deemed to be a loss company for these purposes. Under these provisions, EHSI’s ability to utilize ALC loss carryforwards generated prior to ALC’s emergence from bankruptcy and built-in losses in the future will generally be subject to an annual limitation of approximately $1,860,000 (US$1,600,000). Any unused amount is added to and increases the limitation in the succeeding year. ALC’s net unrealized built-in losses were $44,427,000 (US$38,200,000) as of December 31, 2005. The deferred tax assets include loss carryforwards and built-in losses and their related tax benefit available to EHSI to reduce future taxable income within the allowable IRS carryover period.

Extendicare 2005 Annual Report	95	Notes to Consolidated Statements

EHSI’s acquisition of ALC also created an ownership change as defined under Section 382 of the Internal Revenue Code. ALC’s loss carryforwards generated subsequent to its emergence from bankruptcy are available to EHSI subject to an annual limitation of approximately $6,397,000 (US$5,500,000). Any unused amount is added to and increases the limitation in the succeeding year.

In addition to ALC’s net operating loss carryforwards, the Company had $5,095,000 (US$4,381,000) net operating loss carryforwards available for U.S. federal income tax, which expire in 2016 through 2023. To the extent the realization of these losses is uncertain, a valuation allowance has been established.

At December 31, 2005, there were capital losses available for Canadian income tax purposes of $54,424,000 (2004 – $55,222,000) that can be carried forward indefinitely to apply against future capital gains. The future tax benefit of the capital losses of $9,829,000 (2004 – $9,973,000) has been fully offset in the valuation allowance for future tax assets. At December 31, 2003, the Company had capital losses available for U.S. state tax purposes of $212,626,000 (US$164,000,000) with a related future tax asset balance of $17,542,000 (US$13,530,000). These losses, which had been fully offset with a valuation allowance, expired during 2004, and the future tax asset was written off against the valuation allowance.

The valuation allowance for future tax assets as of December 31, 2005 and 2004 was $16,017,000 and $21,690,000, respectively. The net change in the total valuation allowance for 2005 and 2004 was a decrease of $5,673,000 and $24,130,000, respectively. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the valuation allowances.

Extendicare 2005 Annual Report	96	Notes to Consolidated Statements

Future income taxes are provided for temporary differences. The significant components of future income tax assets and liabilities are as follows:

(thousands of dollars)	2005	2004

Future income tax assets
Self-insurance reserves	29,202	28,677
Employee benefit accruals	21,021	18,165
Operating loss carryforwards	23,274	10,774
Alternative minimum tax credit carryforwards	3,238	10,886
Work opportunity tax credit carryforwards	—	5,779
Net capital loss carryforwards	10,009	9,973
Deferred revenue	5,145	4,827
Investment in Crown Life	2,735	3,688
Goodwill	1,064	1,586
Accounts receivable reserves	6,095	1,566
Operating reserves	567	586
Other	18,679	8,368

	121,029	104,875
Less valuation allowance	16,017	21,690

	105,012	83,185

Future income tax liabilities
Property and equipment	98,835	71,596
Leasehold rights	528	953
Other	12,193	11,520

	111,556	84,069

Future income tax liabilities, net	6,544	884
Less current portion of future income tax assets, net	24,437	19,296

Long-term future income tax liabilities, net	30,981	20,180

16.	Earnings per Share

The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

Extendicare 2005 Annual Report	97	Notes to Consolidated Statements

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

(thousands of dollars unless otherwise noted)	2005	2004	2003

Numerator for Basic and Diluted Earnings per Share
Net earnings
Net earnings for the period	95,105	125,201	60,674
Dividends on preferred shares	(687)	(659)	(764)

Net earnings after preferred share dividends	94,418	124,542	59,910
Subordinate Voting Share preferential dividend	(5,683)	—	—

Total for basic earnings per share	88,735	124,542	59,910
Dilutive Subordinate Voting Share preferential dividend	(87)	—	—

Total for diluted earnings per share	88,648	124,542	59,910

Earnings from continuing operations
Total of net earnings for basic earnings per share	88,735	124,542	59,910
Add back: loss from discontinued operations, net of tax	7,160	11,088	362

Total from continuing operations for basic earnings per share	95,895	135,630	60,272
Dilutive Subordinate Voting Share preferential dividend	(87)	—	—

Total from continuing operations for diluted earnings per share	95,808	135,630	60,272

Denominator for Basic and Diluted Earnings per Share
Weighted average number of shares
Subordinate Voting	56,830,320	56,807,452	56,583,900
Multiple Voting	11,868,765	11,911,614	12,255,140

Total for basic earnings per share	68,699,085	68,719,066	68,839,040
Dilutive Subordinate Voting Share stock options(1)	870,370	1,375,956	722,599

Total for diluted earnings per share	69,569,455	70,095,022	69,561,639

Net Earnings per Share (dollars)(2)
Subordinate Voting
Basic	1.39	1.81	0.87
Diluted	1.37	1.78	0.86
Multiple Voting
Basic	1.29	1.81	0.87
Diluted	1.27	1.78	0.86

Earnings from Continuing Operations per Share (dollars)(2)
Subordinate Voting
Basic	1.50	1.97	0.88
Diluted	1.48	1.94	0.87
Multiple Voting
Basic	1.40	1.97	0.88
Diluted	1.38	1.94	0.87

(1) There were no stock options excluded from this calculation for 2005 and 2004.

(2) After giving effect to the Subordinate Voting Share preferential dividend of $0.10 per share for 2005, and nil in 2004.

Extendicare 2005 Annual Report	98	Notes to Consolidated Statements

17.	Other Commitments
At December 31, 2005, the Company was committed under non-cancellable leases requiring future minimum rentals as follows:

	Capital	Operating
(thousands of dollars)	Leases	Leases	Total

2006	14,295	25,894	40,189
2007	14,329	23,648	37,977
2008	14,364	23,653	38,017
2009	26,393	23,350	49,743
2010	12,951	23,366	36,317
Thereafter	212,517	76,731	289,248

Total minimum payments	294,849	196,642	491,491

Less amount representing interest	146,908

Obligations under capital leases	147,941

In addition to the operating lease amounts included in the table above, EHSI has made guarantees to Triple S Investment Company (Triple S) for the payment of operating leases by Senior Health – Texas. As at December 31, 2005, as a lessor, EHSI leases four owned nursing properties (475 beds) to Senior Health – Texas, an unrelated long-term care operator for a term that expires in September 2006, and subleases another 12 properties until February 2012, all in Texas. Triple S is the owner of all of the properties that are subleased by EHSI to Senior Health – Texas. Pursuant to the terms of EHSI’s agreement with Triple S, EHSI is liable to Triple S should there be any default in the lease payments by Senior Health – Texas. The annual lease commitment is US$2,100,000 in 2006 and US$400,000 for the first two-month period of 2007. Effective March 1, 2007 and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, that provides Triple S with the fair market value for the rental of the properties. The lease payment determined at March 2007 will apply for the balance of the term of the lease, being to February 28, 2012.
At December 31, 2005, outstanding capital expenditure commitments for ECI totalled $1,639,000, and for EHSI, totalled $21,748,000 (US$18,700,000). Included in EHSI’s outstanding commitments was US$7,200,000 related to expansion projects estimated to cost US$36,800,000, of which US$3,000,000 was spent through 2005, and the remaining US$26,600,000 was uncommitted at year-end.
In addition, five properties EHSI leases from ALF in Oregon and five properties it leases from LTC in Washington were financed through the sale of Revenue Bonds and contain certain terms and conditions within the debt agreements. As described in the long-term debt note under Oregon Trust Deed Notes and Revenue Bonds, ALC must comply with certain regulatory terms and conditions. Failure to adhere to those terms and conditions may result in an event of default to the lessor and termination of the lease. Pursuant to the lease agreements with ALF and LTC, ALC must comply with the terms and conditions of the underlying trust deed relating to the debt agreement and report on a periodic basis to the State of Oregon, Housing and Community Services Department (OHCS), for the ALF leases, and the Washington State Housing Finance Commission (WSHFC), for the LTC leases.

Extendicare 2005 Annual Report	99	Notes to Consolidated Statements

The Revenue Bonds that were prepaid in December 2005 by EHSI formerly financed and were secured by 15 of ALC’s assisted living facilities located in the States of Washington, Idaho and Ohio. However, despite this prepayment, under the terms and conditions of the debt agreements, ALC is required to continue to comply with the terms of the regulatory agreement until the original scheduled maturity dates of the Revenue Bonds, which is 2018 for the Washington and Ohio Revenue Bonds and 2017 for the Idaho Revenue Bonds.
Under the terms of the Trust Deed Notes and debt agreements relating to the Revenue Bonds, ALC is required to comply with the terms of certain regulatory agreements, which provide among other things, that in order to preserve the federal income tax exempt status of the Trust Deed Notes and Revenue Bonds, ALC is required to lease at least 20% of the units of the projects to low or moderate income persons as defined in Section 142(d) of the U.S. Internal Revenue Code. There are additional requirements as to the age and physical condition of the residents with which ALC must also comply. ALC must also comply with the terms and conditions of the underlying trust deed related to the debt agreement and report on a periodic basis to the OHCS, the WSHFC, the Ohio Housing Finance Commission and Idaho Housing & Community Services for the applicable Trust Deed Notes and Revenue Bonds. Non-compliance with these restrictions may result in an event of default and cause fines and other financial costs.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $25,000,000. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.

Extendicare 2005 Annual Report	100	Notes to Consolidated Statements

18.	Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased their resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts. U.S. federal law requires each state to have a Medicaid Fraud Control Unit, which is responsible for investigating provider fraud and resident abuse in Medicaid-funded facilities. EHSI has had previous investigations by these Medicaid Fraud Control Units but at this time is not aware of any potential costs related to investigations.
EHSI entered into a preferred provider agreement with Omnicare pursuant to the divestiture of its pharmacy operations in 1998. In connection with its agreement to provide pharmacy services, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement; however, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement.There has been no change in the status of the claim from December 31, 2004. Also, EHSI and Omnicare continue to negotiate the pricing of drugs for Medicare residents for the years 2001 and 2002 and should this matter not be settled, it will be taken to arbitration.
19.	Employee Future Benefits
Retirement compensation arrangements, including defined benefit plans, are maintained with certain employee groups.
The Company provides a defined benefit pension plan and a supplementary plan, which is an unfunded defined benefit pension arrangement for certain of its executives.The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes at September 30 of each year. A discount rate of 6% was used to determine the benefit expense in 2005 and a discount rate of 5% was used to calculate the accrued benefit obligation at the end of 2005. Actuarial valuation reports of the defined benefit pension plan are completed every three years with the last one completed on October 1, 2003. Additional information for these benefit plans is provided in the tables on the following page.
The Company also maintains defined contribution retirement 401(K) savings plans in its United States operations, which are made available to substantially all of the Company’s United States employees. EHSI pays a matching contribution of 25% of every qualifying dollar contributed by plan participants, net of any forfeitures. The Company incurred expenses and made cash payments related to the 401(K) savings plans of $1,454,000, $1,692,000 and $1,121,000 in 2005, 2004 and 2003, respectively.

Extendicare 2005 Annual Report	101	Notes to Consolidated Statements

(thousands of dollars unless otherwise noted)	2005	2004

Accrued benefit obligations
Balance at beginning of year	33,393	33,949
Current service cost	688	720
Benefits paid	(1,434)	(1,434)
Interest costs	2,068	2,037
Actuarial (gains) losses	3,687	(1,879)
Plan amendments	1,109	—

Balance at end of year	39,511	33,393

Plan assets
Fair value at beginning of year	5,873	5,409
Employer contributions	1,257	1,257
Actual return on plan assets	932	641
Benefits paid	(1,434)	(1,434)

Fair value at end of year	6,628	5,873

Funded status — plan deficit	32,883	27,520
Unrecognized net experience losses	(8,943)	(6,215)
Unrecognized prior service cost	(554)	—
Other	(314)	(314)

Accrued benefit liability	23,072	20,991

Annual benefit plan expense
Current period service costs	688	720
Interest cost	2,068	2,037
Actual return on plan assets	(932)	(641)
Plan amendments	1,109	—
Actuarial (gains) losses	3,687	(1,879)

Plan benefit cost before adjustments to recognize long-term nature of plan benefit cost	6,620	237
Adjustments to recognize the long-term nature of plan benefit costs
Difference between expected and actual return on plan assets	498	242
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on accrued benefit obligation	(3,226)	2,703
Difference between amortization of past service costs for year and actual plan amendments for year	(554)	—

Plan benefit expense recognized in the period	3,338	3,182

Reconciliation of funded status to amounts in financial statements
Accrued benefit liability at beginning of the year	20,991	19,066
Pension expense	3,338	3,182
Employer contributions	(1,257)	(1,257)

Accrued benefit liability at end of the year	23,072	20,991

Reported in the Company’s balance sheet as:
Current accrued liabilities	1,257	1,257
Other long-term liabilities	21,815	19,734

Accrued benefit liability at end of year	23,072	20,991

Percentage of plan assets
Equities	64%	61%
Fixed income securities	28%	31%
Cash and short-term investments	8%	8%

	100%	100%

Significant assumptions
Discount rate	5.0%	6.0%
Expected long-term rate of return on plan assets	7.5%	7.5%
Rate of compensation increase	5.0%	5.0%
Average remaining service years of active employees	6	7

Extendicare 2005 Annual Report	102	Notes to Consolidated Statements

20.	Financial Instruments
With the exception of the following, the fair values of financial instruments approximate their recorded values.

(thousands of dollars)	2005		2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Marketable securities	6,460	6,655	—	—
Accounts receivable, less allowance	173,686	172,985	161,119	160,061
Notes, mortgages and amounts receivable, including current portion	73,629	79,717	79,350	82,779
Other investments	184	184	601	1,285
Investments held for self-insured liabilities	49,031	49,083	48,920	49,224
Long-term debt, including current portion	796,394	848,115	620,902	696,388
Interest rate cap (asset)	(450)	(450)	(1,184)	(1,184)
Interest rate cap liability	6,392	6,392	6,300	6,300

The fair value of marketable securities is based upon quoted market prices.
Accounts receivable, including other long-term receivables, are recorded at the net realizable value expected to be received from government assistance programs, other third-party payors or individual patients. The carrying values of accounts receivable approximate fair values due to their short maturities, with the exception of certain settlement receivables from third-party payors that are anticipated to be collected beyond one year. The fair values of these settlement receivables are estimated based on discounted cash flows at current borrowing rates.
Notes and mortgages receivable primarily consist of notes and amounts receivable from government agencies, and third-party notes on the sale of assets. The fair values for these instruments are based on the amount of future cash flows associated with each instrument, discounted using current applicable rates for similar instruments of comparable maturity and credit quality.
Receivables from government agencies represent the only concentrated group of credit risks for the Company. Management does not believe that there is any credit risk associated with these government agencies other than possible funding delays. Receivables other than from government agencies consist of receivables from various payors and do not represent any concentrated credit risks to the Company. Furthermore, management continually monitors and adjusts its allowances associated with these receivables.
Other investments consist of investments in stocks, the fair values of which are based on quoted market prices.
The fair values for investments held for self-insured liabilities are based on quoted market prices. The securities within the investments held for self-insured liabilities are all considered to be available for sale.
The Company has determined that it is not reasonable or meaningful to calculate a fair value for the accrual for self-insured liabilities.
The fair values for long-term debt are based on the amount of future cash flows associated with each instrument discounted using current applicable rates for similar instruments of comparable maturity and credit quality.

Extendicare 2005 Annual Report	103	Notes to Consolidated Statements

The fair values of the interest rate swaps and interest rate caps are based on the quoted market prices as provided by the financial institutions that are counterparty to the arrangements. As of December 31, 2005, the fair value of the interest rate swaps designated as fair value hedges is a liability of $6,267,000 (2004 — an asset of $370,000) and is offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which are off-balance sheet amounts.
21.	Related Party Transactions
The Company made an investment in Salumatics of $122,000 in 2004 and $2,501,000 in 2003. The Chairman and one other Director of Extendicare are board members of Salumatics, and three Directors of Extendicare are either direct or indirect shareholders of Salumatics. In addition, the Chairman of Extendicare serves as Chairman and Chief Executive Officer of a company that holds an equity interest in Salumatics and has a contract to provide management services to Salumatics.
Extendicare paid rent to Crown Life for rental of certain office premises up until June 2004. For the first six months ended June 30, 2004, the rent paid amounted to $694,000 and for the year 2003 was $1,319,000.
22.	Segmented Information
During 2005 Extendicare had two reportable operating segments: United States operations and Canadian operations. The Company’s operations are managed independently of each other because of their geographic areas and regulatory environments. Each operation retains its own management team and is responsible for compiling its own financial information.
The Company, through its subsidiaries, operates long-term care facilities in the United States and Canada. Also offered in the United States are medical specialty services, such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.
Substantial portions of the Company’s revenue are funded by various federal, state, provincial and local government programs. The funding programs from which Extendicare receives 10% or more of its continuing operations’ revenue are: the United States federal Medicare program, representing revenue of $390,816,000, $361,453,000 and $322,154,000 in 2005, 2004 and 2003, respectively; and the Ontario provincial government, representing revenue of $281,247,000, $267,885,000 and $261,919,000 in 2005, 2004 and 2003, respectively.

Extendicare 2005 Annual Report	104	Notes to Consolidated Statements

The significant accounting policies of the reportable operating segments are the same as those described in note 1. Information about the Company’s segments and a reconciliation of segment profit to net earnings are as follows:

(thousands of dollars)				2005
	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,406,821	382,377		1,789,198
Outpatient therapy	13,644	—		13,644
Home health	—	128,144		128,144
Other	32,317	8,465		40,782

	1,452,782	518,986		1,971,768

Earnings before undernoted	247,050	50,943		297,993

Lease costs	27,207	3,441		30,648
Depreciation and amortization	56,065	10,821		66,886
Interest expense	44,188	23,394		67,582
Interest revenue	(3,800)	(4,057)		(7,857)
Intersegment interest expense (revenue)	4,253	(4,253)		—
Valuation adjustment of interest rate caps	2,248	—		2,248
Loss (gain) from asset disposals, impairment and other items	(6,725)	(2,857)		(9,582)

Earnings from continuing health care operations before income taxes	123,614	24,454		148,068
Income taxes
Current	34,592	9,617		44,209
Future (reduction)	9,784	(4,262)		5,522

Earnings from continuing health care operations	79,238	19,099		98,337
Share of equity accounted earnings	—	—	3,928	3,928

Earnings from continuing operations	79,238	19,099	3,928	102,265
Loss from discontinued operations, net of income taxes	(7,160)	—	—	(7,160)

Net earnings	72,078	19,099	3,928	95,105

Cash used in property and equipment	66,119	15,093		81,212
Balance sheet
Property and equipment	875,510	233,229		1,108,739
Goodwill	93,270	43		93,313
Identifiable intangible assets	6,138	—		6,138

Assets before undernoted	1,282,368	343,281		1,625,649
Equity accounted investments	—	—	72,445	72,445

Total consolidated assets	1,282,368	343,281	72,445	1,698,094

Extendicare 2005 Annual Report	105	Notes to Consolidated Statements

(thousands of dollars)				2004
	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,159,042	366,863		1,525,905
Outpatient therapy	14,300	—		14,300
Home health	—	127,971		127,971
Other	32,926	7,020		39,946

	1,206,268	501,854		1,708,122

Earnings before undernoted	194,815	51,335		246,150

Lease costs	12,548	3,682		16,230
Depreciation and amortization	44,557	9,933		54,490
Interest expense	31,659	23,819		55,478
Interest revenue	(10,365)	(4,942)		(15,307)
Intersegment interest expense (revenue)	1,390	(1,390)		—
Valuation adjustment of interest rate caps	10,379	—		10,379
Loss (gain) from asset disposals, impairment and other items	12,586	(15,691)		(3,105)

Earnings from continuing health care operations before income taxes	92,061	35,924		127,985
Income taxes
Current	28,685	9,838		38,523
Future (reduction)	(35,634)	(1,818)		(37,452)

Earnings from continuing health care operations	99,010	27,904		126,914
Share of equity accounted earnings	—	—	9,375	9,375

Earnings from continuing operations	99,010	27,904	9,375	136,289
Loss from discontinued operations, net of income taxes	(11,088)	—	—	(11,088)

Net earnings	87,922	27,904	9,375	125,201

Cash used in property and equipment	53,771	15,351		69,122
Balance sheet
Property and equipment	539,790	227,611		767,401
Goodwill	87,294	70		87,364
Leasehold rights	2,319	—		2,319

Assets before undernoted	921,593	436,207		1,357,800
Equity accounted investments	—	—	68,531	68,531

Total consolidated assets	921,593	436,207	68,531	1,426,331

Extendicare 2005 Annual Report	106	Notes to Consolidated Statements

(thousands of dollars)				2003
	United States	Canada	Other	Total

Revenue
Nursing and assisted living centres	1,129,253	351,981		1,481,234
Outpatient therapy	16,151	—		16,151
Home health	—	134,921		134,921
Other	32,065	6,973		39,038

	1,177,469	493,875		1,671,344

Earnings before undernoted	153,131	49,983		203,114

Lease costs	14,469	3,748		18,217
Depreciation and amortization	51,441	9,664		61,105
Interest expense	43,970	23,306		67,276
Interest revenue	(5,498)	(3,855)		(9,353)
Intersegment interest expense (revenue)	3,655	(3,655)		—
Loss (gain) from asset disposals and other items	—	(905)		(905)

Earnings from continuing health care operations before income taxes	45,094	21,680		66,774
Income taxes
Current	14,313	4,849		19,162
Future	2,416	3,044		5,460

Earnings from continuing health care operations	28,365	13,787		42,152
Share of equity accounted earnings	—	—	18,884	18,884

Earnings from continuing operations	28,365	13,787	18,884	61,036
Loss from discontinued operations, net of income taxes	(362)	—	—	(362)

Net earnings	28,003	13,787	18,884	60,674

Cash used in property and equipment	37,231	27,116		64,347
Balance sheet
Property and equipment	584,953	236,729		821,682
Goodwill	93,513	70		93,583
Leasehold rights	3,975	—		3,975

Assets before undernoted	1,119,081	332,557		1,451,638
Equity accounted investment	—	—	141,779	141,779

Total consolidated assets	1,119,081	332,557	141,779	1,593,417

23.	Reconciliation of Canadian and United States GAAP
The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are described below. The 2004 and 2003 comparative figures have been restated to reflect discontinued operations (note 4).

Extendicare 2005 Annual Report	107	Notes to Consolidated Statements

The application of U.S. GAAP would have the following effect on the net earnings as reported:

(thousands of dollars except per share amounts)	2005	2004	2003

Earnings from continuing health care operations as reported in accordance with Canadian GAAP	98,337	126,914	42,152
Application of accounting for trading securities (c)	124	—	—
Application of hedge accounting for derivatives, net of income taxes (d)	—	431	108

Earnings from continuing health care operations as reported in accordance with U.S. GAAP	98,461	127,345	42,260

Share of equity accounted earnings as reported in accordance with Canadian GAAP	3,928	9,375	18,884
Application of U.S. GAAP (a)	(2,257)	235	(7,060)

Share of equity accounted earnings as reported in accordance with U.S. GAAP	1,671	9,610	11,824

Earnings from continuing operations as reported in accordance with U.S. GAAP	100,132	136,955	54,084
Loss from discontinued operations, net of income taxes	(7,160)	(11,088)	(362)

Earnings before cumulative effect of change in accounting principle	92,972	125,867	53,722
Application of cumulative effect of change in accounting principle, net of income taxes (f )	(11,081)	—	—

Net earnings for the year as reported in accordance with U.S. GAAP	81,891	125,867	53,722

Other comprehensive income (loss), net of tax (b):
Foreign currency translation adjustments	(17,421)	(19,479)	(53,621)
Unrealized gains (losses) on invested assets (c)	(245)	(1,610)	5,197
Net current period change in derivative gains (losses) (d)	—	128	45
Minimum pension liability adjustments (e)	(1,417)	1,643	(3,277)
Share of comprehensive income (loss) of equity accounted investments (a)	1,275	(3,627)	(1,262)

Other comprehensive income (loss)	(17,808)	(22,945)	(52,918)

Comprehensive earnings (loss) as reported in accordance with U.S. GAAP	64,083	102,922	804

Earnings per Subordinate Voting Share
Basic
Earnings from continuing operations before cumulative effect of change in accounting principle	1.46	1.98	0.78
Net earnings	1.20	1.82	0.77
Diluted
Earnings from continuing operations before cumulative effect of change in accounting principle	1.45	1.95	0.77
Net earnings	1.19	1.79	0.76
Earnings per Multiple Voting Share
Basic
Earnings from continuing operations before cumulative effect of change in accounting principle	1.36	1.98	0.78
Net earnings	1.10	1.82	0.77
Diluted
Earnings from continuing operations before cumulative effect of change in accounting principle	1.35	1.95	0.77
Net earnings	1.09	1.79	0.76

Extendicare 2005 Annual Report	108	Notes to Consolidated Statements

The cumulative effect of these adjustments on shareholders’ equity is as follows:

(thousands of dollars)	2005	2004	2003

Shareholders’ equity in accordance with Canadian GAAP	497,306	456,987	356,433
Unrealized gains (losses) on invested assets, net of tax (c)	34	276	1,929
Unrealized gains (losses) on trading securities, net of tax (c)	119	—	—
Application of hedge accounting for derivatives, net of tax (d)	—	—	(432)
Unrealized gains (losses) on cash flow hedges, net of tax (d)	—	—	(128)
Minimum pension liability adjustments, net of tax (e)	(5,567)	(4,150)	(5,793)
Conditional asset retirement obligation (f )	(10,770)	—	—
Change in carrying value of equity accounted investments (a)	9,298	10,266	13,326

Shareholders’ equity in accordance with U.S. GAAP	490,420	463,379	365,335

Summary of Accounting Policy Differences
(a)	Equity Accounted Investments
The following table provides the areas of material difference between Canadian and U.S. GAAP of the Company’s share of earnings and other comprehensive income (increase (decrease)) of its equity accounted investments, specifically as they relate to its investment in Crown Life. The 2004 comparative figures have been restated for the allocation of the components of the change in other comprehensive income.

(thousands of dollars)	2005	2004	2003

Share of earnings (loss)
Policy liabilities	(532)	900	(884)
Investment income	(1,725)	(665)	(5,120)
Income taxes	—	—	(1,056)

	(2,257)	235	(7,060)

Other comprehensive income
Foreign currency translation adjustments	(102)	(1,832)	(910)
Unrealized gains (losses) on invested assets	1,377	(1,795)	(352)

	1,275	(3,627)	(1,262)

The following table provides the cumulative effect between Canadian GAAP and U.S. GAAP on the Company’s carrying value of its equity accounted investments.

(thousands of dollars)	2005	2004	2003

Equity accounted investments in accordance with Canadian GAAP	72,445	68,531	141,779

Policy liabilities	1,662	2,223	1,470
Invested assets	10,454	10,120	14,922
Income taxes	(2,818)	(2,077)	(3,066)

	9,298	10,266	13,326

Equity accounted investments in accordance with U.S. GAAP	81,743	78,797	155,105

Extendicare 2005 Annual Report	109	Notes to Consolidated Statements

Policy Liabilities and Deferred Acquisition Costs. Under Canadian GAAP policy liabilities of Crown Life are calculated using the Canadian asset liability method under which assumptions are adjusted annually based on the expected future experience of the company. Under U.S. GAAP liabilities for traditional life insurance products are calculated using assumptions as to future experience, which are set at the time of policy issue. These assumptions are not adjusted unless experience is sufficiently adverse that an overall loss on a block of business is expected over the future duration of the business. Universal life or investment type products are accounted for by the retrospective deposit method under which assumptions are updated at least annually. Under U.S. GAAP costs that vary with and are primarily related to the acquisition of insurance products are capitalized separately as assets on the balance sheet. For traditional life products, these costs are charged to expense in future years in proportion to the premium revenue recognized. For universal life or investment type products, these costs are charged to expense in future years in proportion to the emergence of margins expected to be realized over the duration of the block of business.
Invested Assets. Under Canadian GAAP gains and losses on invested assets of Crown Life are amortized into income. Under U.S. GAAP gains and losses on sales of invested assets are included in income when realized. Invested assets that are marketable securities, all of which are considered to be available for sale, are carried at market value with unrealized gains or losses, net of applicable taxes, included in shareholders’ equity. The non-land component of investment real estate is amortized over its expected useful life.
(b) Comprehensive Income
U.S. GAAP Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (FAS 130) establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity. The Company has reported as other comprehensive income, foreign currency translation adjustments, and unrealized gains (losses) on invested assets and hedging activities. The amounts reported as unrealized gains (losses) on invested assets and hedging activities are net of tax; income tax expense (recovery) included therein amounted to $1,164,000, $(163,000) and $(930,000) for 2005, 2004 and 2003, respectively.
(c)	Securities Available for Sale and Trading Securities
U.S. GAAP requires that non-current marketable securities that are available for sale be reported at fair value and the net unrealized holding gain or loss, net of applicable taxes, be reported as a separate component of shareholders’ equity. Under Canadian GAAP fixed term securities are carried at amortized cost and marketable equity securities are carried at cost, less any loss in value that is other than temporary. The non-current marketable securities within the “Investments held for self-insured liabilities” and “Other investments” captions are all considered to be available for sale. The fair value of these non-current marketable securities in excess of their carrying values at December 31, 2005, was $53,000, or $34,000 net of tax (December 31, 2004 – $656,000 in excess of their carrying values, or $276,000 net of tax).The amount reported to other comprehensive income for 2005 was an after-tax loss of $245,000 (2004 — an after-tax loss of $1,610,000; 2003 — an after-tax gain of $5,197,000).

Extendicare 2005 Annual Report	110	Notes to Consolidated Statements

In addition, U.S. GAAP requires that securities held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains or losses included in earnings. Under Canadian GAAP temporary investments are carried at the lower of cost or market value. The Company’s trading securities within the caption “Marketable securities” had a fair value of $6,655,000 compared to their carrying value of $6,460,000 on a Canadian GAAP basis at December 31, 2005. On a U.S. GAAP basis, the amount reported to earnings for 2005, to reflect their fair value, was pre-tax $202,000, or $124,000 after tax.
(d) Derivative Instruments and Hedging Activities
Prior to the Company’s adoption of CICA Accounting Guideline 13, “Hedging Relationships” (AG 13) effective January 1, 2004, and the termination of certain derivative contracts in connection with the retirement of the related long-term debt during 2004, the Company had differences in accounting for its derivative instruments between Canadian and U.S. GAAP. This related to an interest rate cap, of which a portion qualified as a highly effective cash flow hedge and the remainder did not. Under U.S. GAAP changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in Accumulated Other Comprehensive Income (AOCI) until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of a derivative that is not designated as a hedge are reported in earnings. Prior to the implementation of AG 13, derivative instruments under Canadian GAAP were not fair valued.
At December 31, 2003, the fair value of the portion of the interest rate cap not designated as a hedging instrument was a liability of $796,000 ($431,000 net of tax). Upon termination of this interest rate cap during 2004, the Company realized the after-tax gain in earnings of $431,000. In 2003 the change in fair value of the cap resulted in an after-tax gain of $108,000.
At December 31, 2003, the portion of the interest rate cap that qualified as a hedging instrument was a fair value liability of $215,000 ($128,000 net of tax). Upon termination of the interest rate cap in 2004, the after-tax gain was realized in earnings and therefore, other comprehensive income was debited by $128,000 net of tax. In 2003 the after-tax gain credited to other comprehensive income was $45,000.
(e)	Minimum Pension Liability
Under U.S. GAAP Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions”, the Company is required to record a minimum pension liability for pension plans representing the amount by which the accumulated benefit obligation less the fair value of the plan assets is greater than the associated liability recognized in the financial statements for these plans. Under U.S. GAAP these charges are recorded as a reduction to shareholders’ equity, representing a component of AOCI. The impact on other comprehensive income in 2004 was a charge to earnings resulting from an increase in the minimum liability by $2,218,000, or $1,417,000 net of tax (2004 — earnings of $2,573,000, or $1,643,000 net of tax; 2003 — a charge of $5,390,000, or $3,277,000 net of tax).The balance of the minimum pension liability in AOCI at December 31, 2005, was a liability of $8,714,000, or $5,567,000 net of tax (2004 — $6,496,000 or $4,150,000 net of tax; 2003 — $9,069,000, or $5,793,000 net of tax).

Extendicare 2005 Annual Report	111	Notes to Consolidated Statements

(f)	Conditional Asset Retirement Obligations
Under U.S. GAAP in March 2005 the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarified that the term “conditional asset retirement obligation” as used in Statement of Financial Accounting Standards, or SFAS, No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 requires that either a liability be recognized for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated, or where it cannot, that disclosure of the liability exists, but has not been recognized and the reasons why a reasonable estimate cannot be made. FIN 47 became effective for interim or annual periods ending after December 15, 2005. Under Canadian GAAP on December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, which conforms the accounting standards for conditional asset retirement obligations to U.S. GAAP, but is only effective for interim and annual financial statements for fiscal years ending after March 31, 2006.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is not currently a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The adoption of FIN 47 under U.S. GAAP in 2005 was recorded as a change in accounting principle by reporting the cumulative effect of the change through to December 31, 2005. The cumulative non-cash charge to earnings for the asset obligation as of December 31, 2005, was $18,134,000 before tax and $11,081,000 after tax, representing a $0.16 loss per basic and diluted share. The charges to the earnings statement included accumulated accretion of the asset retirement obligation and accumulated depreciation on the related capital cost of the assets from the estimated date the liability was incurred through to December 31, 2005. The impact on the balance sheet for the conditional asset retirement obligation as at December 31, 2005, was: a long-term accrued liability of $19,983,000; property and equipment of $2,369,000, net of accumulated depreciation; a long-term future tax asset of $6,844,000; and an increase to the currency translation account of $311,000.

Extendicare 2005 Annual Report	112	Notes to Consolidated Statements

(g)	New Accounting Standards

In December 2004 the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of Statement No. 123 (Statement 123R). Statement 123R replaces APB Opinion No. 25 and amends Statement No. 95, “Statement of Cash Flows”. Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value. The pro forma footnote disclosure is no longer an alternative to financial statement recognition. Statement 123R is effective for the Company beginning January 1, 2006, but early adoption is permitted in periods in which financial statements have not been issued. There are two transition alternatives, modified-prospective and modified-retrospective. Under the modified-prospective method, the Company will be required to recognize compensation cost in the financial statements on the date of adoption. Under the modified-retrospective method, the Company will be required to restate prior periods by recognizing in the financial statements the same amount of compensation cost as previously reported in the pro forma footnote disclosures under Statement 123. The Company will be permitted to apply the modified-retrospective method either to all periods presented or to the start of the fiscal year in which Statement 123R is adopted.

In addition, Statement 123R requires awards classified as liabilities (such as cash-settled stock appreciation rights) to be measured at fair value at each reporting date versus measured at intrinsic value under Statement 123. The time value of the liability will be recognized as compensation cost, but then be reversed as the settlement date approaches. At expiration total compensation cost will not differ from that which would result under the intrinsic-value method. Management expects to adopt this Statement on January 1, 2006, under the modified-prospective-transition method. As of December 31, 2005, substantially all of the Company’s options are vested, and the pre-tax expense expected to be recorded in 2006 related to stock options outstanding at December 31, 2005, is approximately $14,000. Management has not determined the impact of adoption of cash-settled stock appreciation rights.
24.	Subsequent Events
EHSI has signed purchase agreements for the acquisition of two nursing facilities (417 beds) in Pennsylvania for cash of US$24,000,000 and a nursing facility (150 beds) in Ohio for cash of US$9,000,000. It is anticipated that the Pennsylvania transaction will be completed in March 2006 and the Ohio transaction in the second quarter of 2006.
At their February 2006 meeting, the Company’s Board of Directors appointed a committee of independent directors to review and consider various structures and options that would provide value to shareholders. A sale or reorganization of all or part of the Company are among the alternatives being explored. Extendicare has appointed Lehman Brothers Inc., to be the Company’s advisor. While Extendicare gives no assurance that a transaction will be concluded, its Board feels it prudent to pursue these initiatives at this time.

Extendicare 2005 Annual Report	113	Notes to Consolidated Statements

Financial and Statistical Information

(unaudited) (thousands of dollars unless otherwise noted)	2005	2004	2003	2002	2001

Financial Position
Property and equipment	1,108,739	767,401	821,682	953,591	968,202
Health care assets	1,625,649	1,357,800	1,451,638	1,684,137	1,603,360
Equity accounted investments	72,445	68,531	141,779	121,508	135,944
Long-term debt	775,243	613,651	750,094	846,734	788,354
Shareholders’ equity	497,306	456,987	356,433	358,062	350,696
Financial Results
Revenue
Nursing and assisted living centres
United States	1,406,821	1,159,042	1,129,253	1,180,119	1,136,343
Canada	382,377	366,863	351,981	315,907	279,559
Outpatient therapy — United States	13,644	14,300	16,151	16,144	14,733
Home health — Canada	128,144	127,971	134,921	146,034	171,809
Other	40,782	39,946	39,038	43,314	50,140

	1,971,768	1,708,122	1,671,344	1,701,518	1,652,584

EBITDA(1)	267,345	229,920	184,897	154,621	122,476
Earnings (loss) from continuing health care	98,337	126,914	42,152	9,528	(45,526)
Share of equity accounted earnings	3,928	9,375	18,884	7,520	10,738
Net earnings (loss)	95,105	125,201	60,674	18,934	(36,406)
Components of Diluted Earnings (Loss) per Share ($)
Continuing health care operations before undernoted	1.33	1.23	0.58	0.18	(0.19)
Valuation adjustments on interest rate caps	(0.02)	(0.09)	—	—	—
Gain (loss) from asset disposals, impairment and other items	0.09	0.10	0.01	(0.05)	(0.46)
Prior year tax benefit	—	0.56	—	—	—

Earnings (loss) from continuing health care operations	1.40	1.80	0.59	0.13	(0.65)
Share of equity accounted earnings	0.06	0.14	0.27	0.10	0.15

Earnings (loss) from continuing operations	1.46	1.94	0.86	0.23	(0.50)
Loss from discontinued operations, net of income taxes	(0.10)	(0.16)	—	0.03	(0.02)

Net earnings (loss)	1.36	1.78	0.86	0.26	(0.52)

Other Information
Number of facilities (period end)
United States	362	185	193	197	198
Canada	77	78	82	80	63

	439	263	275	277	261

Operational resident capacity (period end)
United States	23,575	16,642	17,810	18,269	18,402
Canada	10,920	10,973	11,120	10,906	7,937

	34,495	27,615	28,930	29,175	26,339

Extendicare Health Services, Inc.
Average nursing home occupancy (%)	92.8	92.0	91.3	90.0	87.3
Medicare nursing home patient days (%)	18.4	16.8	15.6	13.4	11.6
Total revenue by payor source (%)
Medicare	27.1	30.2	27.6	25.5	23.5
Private	28.0	22.9	24.1	25.1	26.1
Medicaid	44.9	46.9	48.3	49.4	50.4
Average occupancy (%)	92.5	93.2	92.8	91.9	90.1
ParaMed home health care hours of service	4,532,000	4,593,000	4,956,000	5,433,000	6,868,000
Number of employees (period end)	37,600	34,600	35,800	37,600	36,700
Number of shares outstanding (period end)
Subordinate Voting Shares	56,018,395	56,687,086	56,575,211	57,107,011	58,544,511
Multiple Voting Shares	11,791,433	11,904,992	11,912,692	12,557,092	12,775,917

(1)	Refer to discussion of non-GAAP measures on page 25.

Extendicare 2005 Annual Report	114	Financial and Statistical Information

Board of Directors
of Extendicare Inc.
David J. Hennigar (CG)(F)
Chairman
Chairman of Annapolis Group Inc. and of High Liner Foods Incorporated, as well as Chairman and founder of Acadian Securities Inc.
H. Michael Burns(CG)(IS)
Deputy Chairman
President of Kingfield Investments Limited
Frederick B. Ladly(CG)(HR)(QS)
Deputy Chairman
Vice-Chairman of Crown Life Insurance Company
Mel Rhinelander
President and Chief Executive Officer
Derek H. L. Buntain(A)(F)(HR)(IS)
President of The Dundee Bank, a private bank offering banking services to international clients
Sir Graham Day(CG)(F)(HR)
Counsel to the Atlantic Canada law firm of Stewart McKelvey Stirling Scales
David M. Dunlap(A)(HR)(QS)
Chairman of G.F. Thompson Co. Ltd., a manufacturer and distributor of plumbing products
George A. Fierheller(A)(IS)
President of Four Halls Inc., a private investment and consulting firm
Dr. Seth B. Goldsmith(CG)(QS)
Attorney and Professor Emeritus at the University of Massachusetts at Amherst
Michael J. L. Kirby(CG)(HR)(QS)
A member of The Senate of Canada
Alvin G. Libin(A)(F)
President and Chief Executive Officer of Balmon Investments Ltd.
J. Thomas MacQuarrie, Q.C.(A)(F)(HR)
Senior Partner in the Atlantic Canada law firm of Stewart McKelvey Stirling Scales
Malen S. Ng(A)(IS)
Chief Financial Officer of the Workplace Safety and Insurance Board of Ontario
Charles H. Roadman II, MD(QS)
Corporate director
Honorary Directors
Marsh A. Cooper
President, M.A. Cooper Consultants Inc.
George S. Dembroski
John J. Jodrey
Chairman, Scotia Investments Limited
Derril G. McLeod, Q.C.
Further information on the Directors of Extendicare Inc. and a description of the Company’s Corporate Governance practices may be found in the Company’s Management Information and Proxy Circular, dated March 3, 2006, as filed with SEDAR at www.sedar.com, the United States Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com.

(A)	Audit Committee

(CG)	Corporate Governance and Nominating Committee

(F)	Finance Committee

(HR)	Human Resources Committee

(IS)	Information Systems Committee

(QS)	Quality Standards Committee

Extendicare 2005 Annual Report	115	Board of Directors

Officers

Extendicare Inc. 3000 Steeles Avenue East Markham, Ontario Canada L3R 9W2 Tel: (905) 470-4000 Fax: (905) 470-5588	David J. Hennigar Chairman H. Michael Burns Deputy Chairman Frederick B. Ladly Deputy Chairman	Mel Rhinelander President and Chief Executive Officer Richard L. Bertrand Senior Vice-President and Chief Financial Officer Jillian E. Fountain Corporate Secretary

Extendicare Health Services, Inc. 111 West Michigan Street Milwaukee, Wisconsin United States 53203-2903 Tel: (414) 908-8000 (800) 395-5000 Fax: (414) 908-8059	Mel Rhinelander Chairman and Chief Executive Officer Philip W. Small President and Chief Operating Officer Richard L. Bertrand Senior Vice-President, Chief Financial Officer and Treasurer	Roch Carter
Vice-President, General Counsel and Assistant Secretary

Douglas J. Harris
Vice-President and Controller

L. William Wagner
Vice-President, Human Resources

Jillian E. Fountain
Corporate Secretary

Extendicare (Canada) Inc. 3000 Steeles Avenue East Markham, Ontario Canada L3R 9W2 Tel: (905) 470-4000 Fax: (905) 470-5588	Mel Rhinelander
Chairman and Chief Executive Officer

Paul Tuttle
President

Richard L. Bertrand
Senior Vice-President and
Chief Financial Officer

Stephen R. Haas
Vice-President,
ParaMed Home Health Care

Len G. Koroneos
Vice-President, Business Development and Privacy Officer	Paul Rushforth
Vice-President, Western Operations

Susan C. Cullen
Vice-President, Eastern Operations

Elaine E. Everson
Vice-President and Controller

Christina L. McKey
Vice-President, Human Resources

R. Gordon Spear
Vice-President, Administration

Jillian E. Fountain
Corporate Secretary

Assisted Living Concepts, Inc. 111 West Michigan Street Milwaukee, Wisconsin United States 53203-2903 Tel: (414) 908-8000 (800) 395-5000 Fax: (414) 908-8059	Mel Rhinelander Chairman and Chief Executive Officer Laurie A. Bebo President and Chief Operating Officer Richard L. Bertrand Senior Vice-President, Chief Financial Officer and Treasurer	Roch Carter Vice-President, General Counsel and Corporate Secretary Walter A. Levonowich Vice-President and Controller
Concept and Design: THE WORKS www.worksdesign.com       Printing: grafikom.MIL

Extendicare 2005 Annual Report	116	Officers

Shareholder Information
Extendicare Inc.
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Tel: (905) 470-4000
Fax: (905) 470-5588
www.extendicare.com
Shareholder Inquiries
Jillian Fountain
Corporate Secretary
Tel: (905) 470-5534
email: jfountain@extendicare.com
Investor Relations
Christopher Barnes
Manager, Investor Relations
Tel: (905) 470-5483
email: cbarnes@extendicare.com
Transfer Agent
Computershare Trust Company
of Canada
Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com
Annual Meeting
Shareholders are invited to
attend the Annual Meeting
of Extendicare Inc. on Monday,
May 8, 2006, at 4:00 p.m. at the
TSX Auditorium,
130 King Street West,
Toronto, Ontario, Canada.
Corporate Information Extendicare Inc.’s 2005 Annual Report is available for viewing or printing on the Company’s website at www.extendicare.com, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.
Stock Exchange Listings
Toronto Stock Exchange
(See table below)
New York Stock Exchange
(Subordinate Voting only — EXE)
Share Information

	TSX	Shares Outstanding at	Year-end Closing Market Price on the TSX
Shares	Stock Symbol	December 31, 2005	2005	2004	2003

Multiple Voting Shares	EXE.MV	11,791,433	$18.20	$15.95	$13.40
Subordinate Voting Shares	EXE.SV	56,018,395	18.30	15.45	13.25
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	88,805	24.75	24.75	24.00
Adjustable Dividend, Series 3	EXE.PR.C	93,310	19.40	20.00	20.25
Adjustable Dividend, Series 4	EXE.PR.D	241,240	24.00	23.85	22.75
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	19.92	20.25	18.88

Quarterly Price Ranges of Subordinate Voting Shares (EXE.SV ) on the TSX

	1st	2nd	3rd	4th

2005: High	$20.00	$19.93	$21.25	$20.98
Low	15.18	15.62	17.50	17.50
2004: High	$15.98	$16.33	$17.09	$17.40
Low	12.20	13.83	13.75	14.75
2003: High	$4.70	$4.59	$8.10	$13.90
Low	2.65	2.65	4.33	7.65

Trading Price of Subordinate Voting Shares (EXE.SV ) on the TSX

Extendicare 2005 Annual Report	Shareholder Information

3000 Steeles Avenue East
Markham, Ontario, Canada
L3R 9W2
www.extendicare.com
Core Values
Companies, like people, make choices based on values that they hold. Our values guide our behaviour and, in many ways, determine our future.
For Extendicare, our values are our compass. They give us direction and purpose.
That’s why our commitment to our shareholders, residents, patients and employees remains the same today as it was yesterday. And it is the same today as it will be tomorrow.
We owe them unwavering dedication to the core values that have been the foundation of our Company for over 35 years and will continue to drive its success.
Success means providing quality services to residents and patients, who entrust us with their health and dignity.We endeavour to make each day an affirmation of life.
Success means energizing employees to live our vision of excellence. Good people are our greatest strength. That is why we strive to create enjoyable and rewarding work environments.
Success means achieving profitable growth over the long term to create value for our shareholders. We are committed to communicating effectively with them.
Success means embracing these values.
They define Extendicare.